Form 20-F
period 2024-12-31
Polyrizon Ltd.
filed 2025-03-11
CIK 1893645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-42375

Polyrizon Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	5 Ha-Tidhar Street Raanana, 4366507, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Tomer Izraeli

Chief Executive Officer

5 Ha-Tidhar Street

Raanana, 4366507, Israel

Tel: +972-9-3740120

Email: IR@polyrizon-biotech.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, no par value per share	PLRZ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 4,194,445 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

INTRODUCTION

Unless the context otherwise requires, references in this annual report on Form 20-F to the “Company,” “Polyrizon,” “we,” “us,” “our” and other similar designations refer to Polyrizon Ltd. All references to “ordinary shares” are to our ordinary shares, no par value.

The financial statements were prepared in accordance with generally accepted accounting principles in the United States, or GAAP.

Unless otherwise indicated, or the context otherwise requires, references in this Annual Report to financial and operational data for a particular year refer to the fiscal year of our Company ended December 31 of that year.

Our reporting currency and functional currency is the U.S. dollar. In this Annual Report, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

All trademarks or trade names referred to in this Annual Report on Form 20-F are the property of their respective owners. Solely for convenience, the trademarks and trade names in this Annual Report on Form 20-F are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians; and

●	our ability to restructure our operations to comply with future changes in government regulation.

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas;

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this Annual Report on Form 20-F in greater detail under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report on Form 20-F.

MARKET, INDUSTRY AND OTHER DATA

Market data and certain industry data and forecasts used throughout this Annual Report on Form 20-F were obtained from sources we believe to be reliable, including market research databases, publicly available information, reports of governmental agencies, and industry publications and surveys. We have relied on certain data from third party sources, including industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. While we are not aware of any misstatements regarding the industry data presented in this Annual Report on Form 20-F, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and elsewhere in this Annual Report on Form 20-F.

Statements made in this Annual Report on Form 20-F concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not a complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Report or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those material risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” below. These risks include, among others, the following:

Summary of Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware before a decision to invest in our Ordinary Shares. You should carefully consider all the information set forth in this annual report and, in particular, should evaluate the specific factors set forth in the sections titled “Risk Factors” before deciding whether to invest in our Ordinary Shares. Among these important risks are, but not limited to, the following:

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product candidates sales and may never be profitable.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product candidates’ development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our upcoming clinical trials in order to continue development of our product candidates.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our product candidates, failure to timely obtain necessary clearances or approvals would adversely affect our ability to grow our business.

●	We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-15 and PL-16 products. If we are denied submission under the de novo pathway, it may require us to go through a different pathway, such as a PMA pathway, which may result in a lengthier approval process for our devices.

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our product candidates or to manufacture, market or distribute our product candidates after clearance or approval is obtained.

●	We are heavily dependent on the success of our C&C product candidates.

●	Regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, if we are unable to obtain regulatory clearances, grants and approvals, our business may fail.

●	If the FDA does not conclude that our T&T platform product candidate satisfies the requirements under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the European Union, or if the requirements are not as we expect, the approval pathway for our T&T platform product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

●	Our C&C and T&T technologies are novel technologies, which makes it difficult to accurately and reliably predict the time and cost of development and regulatory approval.

●	As an organization, we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including our T&T platform product candidates.

●	We may find it difficult to enroll patients in our clinical trials due to various reasons, which could delay or prevent us from proceeding with such trials.

●	Our product candidates and the administration of our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval.

●	We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

●	We face intense competition in an environment of rapid technological change, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

●	The misuse or off-label use of our product candidates may harm our reputation in the marketplace, result in injuries that lead to product candidates liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Risks Related to our Reliance on Third Parties

●	We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	Independent clinical investigators and contract research organizations, or CROs, that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

●	We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and product candidates or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	Changes in patent policy and national intellectual property laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defence of any issued patents.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

●	We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers, and we may be subject to claims challenging the inventorship of our intellectual property.

Risks Related to Our Business Operations

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Risks Related to Commercialization of Our Product Candidates

●	We currently have no marketing and sales organization. If we are unable to establish marketing and sales capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product candidates revenue.

●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process may delay or disrupt our product candidates’ development and commercialization efforts.

●	If we receive marketing approval for our product candidates, sales will be limited unless the product candidates achieves broad market acceptance.

●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these product candidates is limited by government authorities and/or third-party payor policies.

●	Our business entails a significant risk of clinical trial and/or product candidates liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

●	It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel, to assert U.S. securities laws claims in Israel or to serve process on us.

●	Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs from U.S. companies.

Implications of Being an “Emerging Growth Company” and a Foreign Private Issuer

Emerging Growth Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in our initial registration statement;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	will not be required to conduct an evaluation of our internal control over financial reporting;

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earlier to occur of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (2) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (3) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these reduced burdens, and therefore the information that we provide holders of our Ordinary Shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult. In addition, the information that we provide in this annual report may be different than the information you may receive from other public companies in which you hold equity interests.

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

Risks Related to Our Financial Condition and Capital Requirements

We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future, and we may never achieve or maintain profitability.

We are a development stage biotech company. We have incurred operating losses since our inception, including operating losses of $1,302,000 and $635,000 for the years ended December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, we had an accumulated deficit of approximately $5.06 million. We have devoted substantially all of our financial resources to designing and developing our C&C product candidates, including preclinical studies and clinical development and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of our C&C product candidates to provide a barrier against allergens, influenza and COVID-19 from contacting the nasal epithelial tissue and develop other product candidates using our T&T platform technology for nasal delivery of APIs. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of our C&C product candidates and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our product candidates.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	Begin our planned clinical trial of our C&C product candidates in the fourth quarter of 2025;

●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;

●	advance our preclinical and research and development programs;

●	identify, assess, acquire, license and/or develop other product candidates;

●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product candidates’ development;

●	enter into agreements to license intellectual property from third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, royalty-bearing and non-royalty bearing grants that we received from the Israeli Innovation Authority, or the IIA. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product candidates sales and may never be profitable.

We have no product approved for marketing in any jurisdiction and we have never generated any revenue from product candidates sales. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, our product candidates or any future product candidates. We do not anticipate generating revenue from product candidates sales for at least the next year. Our ability to generate future revenue from product candidates sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of our product candidates and any future product candidates in a timely and successful manner, including our C&C product candidates to provide a barrier against viruses and allergens from contacting the nasal epithelial tissue.

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our technology product candidates and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate product candidates to support clinical development and the market demand for our technology product candidates and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose and educate physicians and other medical professionals to use our product candidates;

●	obtain market acceptance, if and when approved, of our product candidates and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, healthcare providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our product candidates and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

Even if our product candidates or any future product candidates are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such product candidates. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other regulatory agencies, domestic or foreign, or ethical committees in medical centers, to change our manufacturing processes or assays or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. Even if we are successful in obtaining regulatory approvals to market our technology product candidates or any future product candidates, our revenue earned from such product candidates will be dependent in part upon the breadth of the product candidates label, the size of the markets in the territories for which we gain regulatory approval for such product candidates, the accepted price for such product candidates, our ability to obtain reimbursement for such product candidates at any price, whether we own the commercial rights for that territory in which such product candidates have been approved and the expenses associated with manufacturing and marketing such product candidates for such markets. Therefore, we may not generate significant revenue from the sale of such product candidates, even if approved. Further, if we are not able to generate significant revenue from the sale of our approved product candidates, we may be forced to curtail or cease our operations. Due to the numerous risks and uncertainties involved in product candidates’ development, it is difficult to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability.

We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product candidates’ development efforts or other operations.

We are currently advancing our C&C product candidates through pre-clinical and clinical development in multiple indications, in order to obtain regulatory approvals. Developing product candidates is expensive, and we expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we advance product candidates through clinical trials and regulatory approvals. Furthermore, we expect to incur additional ongoing costs associated with operating as a public company.

To date, we have financed our operations primarily through the sale of equity securities. As of December 31, 2024, we had cash, cash equivalents of $2.55 million. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

●	the progress, results and costs of our anticipated clinical trials of our C&C product candidate and any future product candidates;

●	the cost, timing and outcomes of regulatory review of our product candidates and any future product candidates;

●	the scope, progress, results and costs of product candidates’ development, laboratory testing, manufacturing, preclinical development and clinical trials for any other product candidates that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any product candidates in any particular geography where we receive marketing approval for such product candidates;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenue, if any, received from commercial sales of any product candidates for which we receive marketing approval.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product candidates sales. In addition, our product candidates, if and when approved, may not achieve commercial success. Our product candidates revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

We cannot guarantee that financing will be available in sufficient amounts or on terms acceptable to us, if at all, and the terms of any financing may adversely affect the interests or rights of our shareholders. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. Further, our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide resulting from surrounding geopolitical events.

To the extent that we raise capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of such securities may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. If we raise funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish certain rights to our technologies or our product candidates, or to grant licenses on terms that are not favorable to us.

If we are unable to obtain funding on acceptable terms and on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research, development or manufacturing programs or the commercialization of any approved product candidates, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Our financial statements contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Our audited financial statements for the year ended December 31, 2024, contain an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern. We have net losses in each year since our inception, including a net loss of approximately $1,545,000 for the year ended December 31, 2024 and $600,000 for the year ended December 31, 2023. These events and conditions, along with other matters, indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern. The financial statements for 2024 do not include any adjustments that might result from the outcome of this uncertainty. This going concern opinion could materially limit our ability to raise additional funds through the issuance of equity or debt securities or otherwise. Further financial statements may include an explanatory paragraph with respect to our ability to continue as a going concern. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our product candidates. This may raise substantial doubts about our ability to continue as a going concern.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

We depend on enrollment of patients in our upcoming clinical trials in order to continue development of our product candidates.

We intend to conduct clinical trials as part of the development of our product candidates. Our anticipated time to data in these trials is subject to our ability to recruit sufficient eligible patients and the number and size of cohorts that will need to be enrolled prior to observing activity, if achieved at all for the dose escalation and expansion arms of the relevant trials. There can be no assurance that we will complete enrollment or have data from the trials when we anticipate or at all. The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients that are in line with our inclusions and exclusion criteria and our ability to monitor these patients as required.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. Patient enrollment is affected by many factors including the size and nature of the patient population, the eligibility criteria for the trial, the design of the clinical trial, the size of the patient population required for analysis of the trial’s primary endpoints, the proximity of patients to study sites, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the number of enrolling clinical sites, our ability to obtain and maintain patient consents, the risk that patients enrolled in clinical trials will drop out of the trials before completion, and competing clinical trials (including other clinical trials that we are conducting or will conduct in the future) and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, or competing drugs against the same target as well as any new drugs that may be approved for the indications we are investigating.

Additionally, we must compete for clinical sites, clinicians and the limited number of patients who fulfill the stringent requirements for participation in clinical trials. Also, due to the confidential nature of clinical trials, we do not know how many of the eligible patients may be enrolled in competing studies and who are consequently not available to us for our clinical trials. Our clinical trials may be delayed or terminated due to the inability to enroll enough patients. The delay or inability to meet planned patient enrollment may result in increased costs and delay or termination of our trials, which could have a harmful effect on our ability to develop product candidates. While we are only in the early stages of pre-clinical development for our T&T platform, the foregoing and similar regulatory risks may impact our business, results of operations and prospects as we progress with the development of our T&T platform.

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our C&C product candidates or future product candidates, and failure to timely obtain necessary clearances or approvals for our C&C product candidates or future product candidates would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to existing product candidates, we must first receive either clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FFDCA, or approval of a pre-market approval application, or a PMA, from the FDA, unless an exemption applies. In the clearance process for Section 510(k) of the FFDCA, or Section 510(k), before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which is defined as a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics that do not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. For a PMA, the FDA is making a determination that the probable benefits must be determined to outweigh the probable risk of the device for the labeled indication, and there must be a reasonable assurance of safety and effectiveness.

Modifications to product candidates that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to product candidates cleared through a 510(k) may require a new 510(k) clearance. Both the PMA approval and the 510(k) clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process usually takes from three to 12 months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indications for use of the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we expect to take a multi-step approach to the regulatory clearance process. The review process is an iterative process and may be more costly and time consuming than we expect and we may not ultimately be successful in completing the review process and our 510 (k) application may not be cleared by the FDA in a timely manner or at all. If cleared, any modification to our C&C product candidate that has not been previously cleared may require us to submit a new 510(k) application and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared product candidates for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product candidates until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future product candidates or modifications to existing product candidates than we had expected, product candidates introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

The FDA can delay, limit or deny clearance or approval of a medical device for many reasons, including:

●	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our product candidates are safe or effective for their intended uses;

●	the disagreement of the FDA or the applicable foreign regulatory body with the design or the interpretation of data from pre- clinical studies or clinical trials;

●	serious and unexpected adverse effects experienced by participants in our clinical trials;

●	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

●	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

●	the manufacturing process or facilities we use may not meet applicable requirements; and

●	the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

In order to sell our product candidates in member states of the European Union, or the EU, our product candidates must comply with the general safety and performance requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our product candidates, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the product candidates during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its product candidates with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product candidates conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our product candidates, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our product candidates in these three countries.

We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-15 and PL-16 product candidates. If we are denied submission under the de novo pathway, it may require us to go through a different pathway, such as a PMA pathway, which may result in a lengthier approval process for our devices.

We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-15 and PL-16 product candidates. In the event the FDA does not agree with our regulatory assessments for our PL-15 and PL-16 product candidates under a Class II De Novo pathway, the FDA may require us to go through a lengthier, more rigorous examination than we had expected. This examination could involve pursuing a PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. PMA submissions must comply with far more rigorous standards compared to 510k or De Novo to prove device safety and effectiveness. Typically, Class III devices require both laboratory testing and clinical trials that include human participants. PMA is the most rigorous type of device marketing application required by the FDA. PMA approval is based on a determination by the FDA that the PMA contains sufficient valid scientific evidence to ensure that the device is safe and effective for its intended use(s). A PMA application generally includes extensive information about the device including the results of clinical testing conducted on the device and a detailed description of the manufacturing process. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed significantly.

Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our product candidates or to manufacture, market or distribute our product candidates after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future product candidates under development or impact our ability to modify our currently cleared product candidates on a timely basis. Over the last several years, the FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult for manufacturers to utilize the 510(k) clearance process for their product candidates. For example, in November 2018, FDA officials announced forthcoming steps that the FDA intends to take to modernize the premarket notification pathway under Section 510(k) of the FDCA. Among other things, the FDA announced that it planned to develop proposals to drive manufacturers utilizing the 510(k) pathway toward the use of newer predicates devices. These proposals included plans to potentially sunset certain older devices that were used as predicates devices under the 510(k) clearance pathway, and to potentially publish a list of devices that have been cleared on the basis of demonstrated substantial equivalence to predicate devices that are more than 10 years old. In May 2019, the FDA solicited public feedback on these proposals. The FDA requested public feedback on whether it should consider certain actions that might require new authority, such as whether to sunset certain older devices that were used as predicates devices under the 510 (k) clearance pathway. These proposals have not yet been finalized or adopted, and the FDA may work with Congress to implement such proposals through legislation. Accordingly, it is unclear the extent to which any proposals, if adopted, could impose additional regulatory requirements on us that could delay our ability to obtain new 510(k) clearances, increase the costs of compliance, or restrict our ability to maintain our current clearances, or otherwise create competition that may negatively affect our business.

More recently, in September 2019, the FDA finalized guidance describing an optional “safety and performance based” premarket review pathway for manufacturers of “certain, well-understood device types” to demonstrate substantial equivalence under the 510(k) clearance pathway by showing that such device meets objective safety and performance criteria established by the FDA, thereby obviating the need for manufacturers to compare the safety and performance of their medical devices to specific predicate devices in the clearance process. The FDA intends to develop and maintain a list device types appropriate for the “safety and performance based” pathway and will continue to develop product -specific guidance documents that identify the performance criteria for each such device type, as well as the testing methods recommended in the guidance documents, where feasible. The FDA may establish performance criteria for classes of devices for which we or our competitors seek or currently have received clearance, and it is unclear the extent to which such performance standards, if established, could impact our ability to obtain new 510(k) clearances or otherwise create competition that may negatively affect our business.

In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product candidates. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future product candidates or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our product candidates; or additional record keeping.

Under the Trump administration, we expect material changes in health policy, enforcement initiatives, and coverage and reimbursement for health care items and services. As such, our costs to monitor for these changes and respond to new requirements will increase.

We cannot predict what additional new legislation, agency priorities, and rulemaking may be on the horizon as the United States continue to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our business and results of operations.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation (Regulation 2017/745), which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, the regulations would be directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states and are intended to eliminate current differences in the regulation of medical devices among EEA member States. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation has become applicable as of May 26, 2021. Among other things, the new Medical Devices Regulation:

●	strengthens the rules on placing devices on the market and reinforce surveillance once they are available;

●	establishes explicit provisions on manufacturers’ responsibilities for follow-up regarding the quality, performance and safety of devices placed on the market;

●	improves the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

●	sets up a central database to provide patients, healthcare professionals and the public with comprehensive information on product available in the EU; and

●	Provides strengthened rules for the assessment of certain high-risk devices, which may have to undergo an additional check by experts before they are placed on the market.

These modifications may have an effect on the way we conduct our business in the EEA.

We are heavily dependent on the success of our C&C product candidates, including obtaining regulatory approval to market our C&C product candidates in the United States and the European Union.

To date, we have invested substantially all of our efforts and financial resources to research and develop our C&C technology, including conducting preclinical studies, developing and securing our intellectual property portfolio for our product candidates and technology. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to initiate our clinical trials;

●	Success in in-vitro cell culture assays or other non-clinical experiments or animal studies does not ensure that later, clinical trials will be successful nor does it predict final results.

●	acceptance by the FDA, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for our C&C product candidates and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully initiate and complete clinical trials of our C&C product candidates and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	the willingness of the FDA, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market our C&C product candidates and any future product candidates in the United States, and the EMA’s approval to market our C&C product candidates in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the product candidates, or imposing other restrictions;

●	the satisfaction of the FDA, EMA or other regulatory agencies with the safety and efficacy of C&C product candidates and any future product candidates;

●	the prevalence and severity of adverse events associated with C&C product candidates and any future product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of our C&C product candidates and any future product candidates, if approved;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing product for the indications addressed by our C&C product candidates and any future product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our C&C product candidates, any future product candidates and our C&C technology; and

●	changes to regulatory guidelines.

Many of these clinical, regulatory and commercial risks are beyond our control. Accordingly, we cannot assure you that we will be able to advance our C&C product candidates and any future product candidates through clinical development, or to obtain regulatory approval of or commercialize any product candidates. If we fail to achieve these objectives or overcome the challenges presented above, we could experience significant delays or an inability to successfully commercialize our C&C product candidates and any future product candidates. Accordingly, we may not be able to generate sufficient revenues through the sale of our product candidates to enable us to continue our business.

Additionally, approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We may never obtain approval outside of the United States, which would limit our market opportunities and adversely affect our business.

Regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, and if we are ultimately unable to obtain regulatory approval for our current product candidates or any future product candidates, our business may fail.

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting and export and import of drug product candidates are subject to extensive regulation by the FDA, the EMA and by foreign regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our T&T platform product candidates and future product candidates, we must provide data from well-controlled clinical trials that adequately demonstrate the safety and efficacy of the product candidates for the intended indication to the satisfaction of the FDA, EMA or other regulatory authority. We have not yet obtained regulatory approval to market any product in the United States or any other jurisdiction. The FDA, EMA or other regulatory agencies can delay, limit or deny approval of our T&T platform product candidates or any future product candidate for many reasons, including:

●	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

●	our inability to demonstrate that a product candidate is safe and effective for the target indication to the satisfaction of the FDA, EMA or other regulatory agencies;

●	the FDA’s, EMA’s, or other regulatory agencies’ disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequacy of the conduct and control of clinical trials;

●	clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of a product candidate observed in clinical trials;

●	our inability to demonstrate that clinical or other benefits of a product candidate outweighs any safety or other perceived risks;

●	any determination that a clinical trial presents unacceptable health risks to subjects;

●	our inability to obtain approval from institutional review boards, or IRBs, to conduct clinical trials at their respective sites;

●	the FDA’s determination that the regulatory pathways under FFDCA Section 505(b)(2), or Section 505(b)(2), or Section 510(k) are not available for a product candidate;

●	the non-approval of the formulation, labeling or the specifications of a product candidate;

●	the failure to accept the manufacturing processes or facilities at of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA, EMA or other regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the advisory committees of the FDA, EMA or other regulatory agencies for any reason including safety or efficacy concerns.

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing our T&T platform product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2), we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidates. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product candidates, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we would incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available.

Regulatory authorities outside of the United States, such as in the European Union, also have requirements for approval of drugs for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of a product candidate. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. However, the failure to obtain regulatory approval in one jurisdiction could have a negative impact on our ability to obtain approval in a different jurisdiction. Approval processes vary among countries and can involve additional product candidate testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. Foreign regulatory approval may include all of the risks associated with obtaining FDA approval. For all of these reasons, if we seek foreign regulatory approval for any product candidate, we may not obtain such approvals on a timely basis, if at all.

Even if we eventually complete clinical testing and receive approval of any regulatory filing for a product candidate, the FDA may grant approval contingent on the performance of costly and potentially time-consuming additional post-approval clinical trials or subject to contraindications, black box warnings, restrictive surveillance or Risk Evaluation and Mitigation Strategies, or REMS. Further, the FDA, EMA or other foreign regulatory authorities may also approve a product candidate for a more limited indication or a narrower patient population than we originally requested, and these regulatory authorities may not approve the labeling that we believe is necessary or desirable for the successful commercialization of any product candidate. Following any approval for commercial sale of a product candidate, certain changes to the product candidates, such as changes in manufacturing processes and additional labeling claims, as well as new safety information, will be subject to additional FDA notification, or review and approval. Also, regulatory approval for any product candidate may be withdrawn. To the extent we seek regulatory approval in foreign countries, we may face challenges similar to those described above with regulatory authorities in applicable jurisdictions. Any delay in obtaining, or inability to obtain, applicable regulatory approval for our T&T platform product candidates or any future product candidate would delay or prevent commercialization of such product candidate and would thus negatively impact our business, results of operations and prospects. While we are only in the early stages of pre-clinical development for our T&T platform, the foregoing and similar regulatory risks may impact our business, results of operations and prospects as we progress with the development of our T&T platform.

Clinical drug development is difficult to design and implement and involves a lengthy and expensive process with uncertain outcomes.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Additionally, we are only in the early stages of pre-clinical development for our T&T platform. A failure of one or more of our clinical trials can occur at any time during the clinical trial process. We do not know whether future clinical trials, if any, will begin on time, need to be redesigned, enroll an adequate number of patients on time or be completed on schedule, if at all. Clinical trials can be delayed, suspended or terminated for a variety of reasons, including failure to:

●	generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

●	obtain regulatory approval, or feedback on trial design, in order to commence a trial;

●	identify, recruit and train suitable clinical investigators;

●	reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among CROs and clinical trial sites, and have such CROs and sites effect the proper and timely conduct of our clinical trials;

●	obtain and maintain IRB approval at each clinical trial site;

●	identify, recruit and enroll suitable patients to participate in a trial;

●	have a sufficient number of patients complete a trial or return for post-treatment follow-up;

●	ensure clinical investigators and clinical trial sites observe trial protocol or continue to participate in a trial;

●	address any patient safety concerns that arise during the course of a trial;

●	address any conflicts with new or existing laws or regulations;

●	add a sufficient number of clinical trial sites;

●	manufacture sufficient quantities at the required quality of product candidate for use in clinical trials; or

●	raise sufficient capital to fund a trial.

We may also experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any product candidate, including:

●	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

●	clinical trials of a product candidate may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

●	the number of patients required for clinical trials of a product candidate may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

●	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

●	regulators or IRBs may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or amend a trial protocol;

●	we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and CROs;

●	we or our investigators might have to suspend or terminate clinical trials of a product candidate for various reasons, including non- compliance with regulatory requirements, a finding that a product candidate have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

●	the cost of clinical trials of a product candidate may be greater than we anticipate;

●	the supply or quality of a product candidate or other materials necessary to conduct clinical trials of such product candidate may be insufficient or inadequate;

●	there may be changes in government regulations or administrative actions;

●	a product candidate may have undesirable adverse effects or other unexpected characteristics;

●	we may not be able to demonstrate that a produce candidate’s clinical and other benefits outweigh its safety risks;

●	we may not be able to demonstrate that a product candidate provides an advantage over current standards of care of future competitive therapies in development;

●	regulators may revise the requirements for approving a product candidate, or such requirements may not be as we anticipate; and

●	any future collaborators that conduct clinical trials may face any of the above issues, and may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

In addition, disruptions caused by a pandemic, such as the COVID-19 pandemic, may increase the likelihood that we encounter such difficulties in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. We may also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the trial’s data safety monitoring board, by the FDA, EMA or other regulatory agencies. Such authorities may suspend or terminate one or more of our clinical trials due to a number of factors, including our failure to conduct the clinical trial in accordance with relevant regulatory requirements or clinical protocols, inspection of the clinical trial operations or site by the FDA, EMA or other regulatory agencies resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials outside of the United States, as we plan to do for our product candidates and any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in the countries outside of the United States to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

If we experience delays in completing any clinical trial of a product candidate or successfully obtaining regulatory approval, the commercial prospects of such product candidate may be harmed, and our ability to generate product candidates revenues from such product candidate will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product candidates sales and generate revenues. Any of these occurrences may significantly harm our business and financial condition. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

If the FDA does not conclude that our T&T platform product candidate satisfies the requirements under Section 505(b)(2) of the FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the European Union, or if the requirements are not as we expect, the approval pathway for our T&T platform product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

While we are only in the early stages of pre-clinical development for our T&T platform product candidates, we intend to utilize the FDA’s Section 505(b)(2) regulatory pathway, and the hybrid application pathway in the European Union, which is analogous to the Section 505(b)(2) pathway, to seek approval of our T&T platform product candidates. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the FFDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials or studies that were not conducted by or for the applicant, and for which the applicant has not received a right of reference or use from the person by or for whom the investigations were conducted, which we believe could expedite the development program for our T&T platform product candidates by potentially decreasing the amount of preclinical and clinical data that we would need to generate in order to obtain FDA approval. However, while we believe that our T&T platform product candidates is a reformulation of an already-approved drug and, therefore, will be eligible for submission of an NDA under Section 505(b)(2), the FDA may disagree and determine that our T&T platform product candidates is not eligible for review under such regulatory pathway.

If we are unable to pursue these regulatory pathways as anticipated, we may need to conduct additional preclinical experiments and clinical trials, provide additional data and information and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for T&T platform product candidates, and complications and risks associated with T&T platform product candidates, would likely increase significantly. Moreover, inability to pursue the Section 505(b)(2) or similar regulatory pathway could result in new competitive products reaching the market more quickly than T&T platform product candidates or any future product candidates, which would likely harm our competitive position and prospects. Even if we are allowed to pursue the Section 505(b)(2) or similar regulatory pathway, T&T platform product candidates may not receive the requisite approvals for commercialization, and there is no guarantee the 505(b)(2) or similar pathway would ultimately lead to faster product candidates’ development or earlier approval.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, certain competitors and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may be required to change its 505(b)(2) policies and practices, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2). In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation and mandatory delays in approval of our potential future NDAs for up to 30 months depending on the outcome of any litigation. It is also not uncommon for a manufacturer of an approved product to file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing product candidates. If successful, such petitions can significantly delay, or even prevent, the approval of the new product candidates. However, even if the FDA ultimately denies such a petition, the FDA may substantially delay approval while it considers and responds to the petition.

Moreover, even if our T&T platform product candidates or any future product candidates are approved under the Section 505(b)(2) pathway, as the case may be, the approval may be subject to limitations on the indicated uses for which the product candidates may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidates.

Our C&C and T&T technologies are novel technologies, which makes it difficult to accurately and reliably predict the time and cost of development and of subsequently obtaining regulatory approval of our C&C and T&T technologies product candidates or any future product candidates.

We have concentrated our efforts and product candidates research on our technologies, and our future success depends on the successful development of these technologies and product candidates based on them. There can be no assurance that any development problems we experience in the future related to our product candidates will not cause significant delays or unanticipated costs, or that such development problems can be solved. We may be unable to maintain and further develop sustainable, reproducible and scalable manufacturing processes, or transfer these processes to collaborators, which may prevent us from completing our clinical studies or commercializing our product candidates on a timely or profitable basis, if at all. To our knowledge, no regulatory authority has granted approval to any person or entity, including us, to market and commercialize therapeutics using our novel delivery system. We may never receive approval to market and commercialize any product candidates that utilize our technologies.

As an organization, we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including our T&T platform product candidates.

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market our T&T platform product candidates or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials, including our ongoing Phase 3 trials, in a way that leads to marketing approval of our T&T platform product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our T&T platform product candidates, which are in early stages of pre-clinical development. See “Risks Related to Our Reliance on Third Parties.” We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We may find it difficult to enroll patients in our clinical trials due to various reasons, which could delay or prevent us from proceeding with such trials.

Identifying and qualifying patients to participate in our clinical trials is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our product candidates, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. Patient enrollment and retention in clinical trials depends on many factors, including the size of the patient population, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the study drug, the number and nature of competing product candidates and ongoing clinical trials of competing drugs for the same indication, the proximity of patients to clinical sites, clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any drugs that may be approved for the indications we are investigating, the eligibility criteria for the trials, our ability to obtain and maintain patient consents and the risk that patients enrolled in clinical trials will drop out of the trials before completion.

We may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. We may also face challenges in identifying trial sites and enrolling patients in global trials such as our ongoing and planned clinical trials in the fourth quarter of 2025 for our C&C product candidates. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential product candidates will be delayed.

Our product candidates and the administration of our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval, if any.

Undesirable side effects, including toxicology, caused by product candidates or any future product candidates, or the drugs encapsulated by such product candidates, could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other regulatory agencies. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our clinical studies could be suspended or terminated, and the FDA, EMA or other regulatory agencies could order us to cease further development of or deny or withdraw approval of our product candidates for any or all targeted indications. Moreover, during the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions.

Drug-related, formulation-related and administration-related side effects could affect patient recruitment, the ability of enrolled patients to complete the clinical trials or result in potential product candidates liability claims, which could exceed our clinical trial insurance coverage. We do not currently have product candidates liability insurance and do not anticipate obtaining product candidates liability insurance until such time as we have received FDA, EMA or other comparable foreign authority marketing approval for one of our product candidates and such product candidates is being provided to patients outside of clinical trials.

Additionally, if one or more of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including but not limited to:

●	regulatory authorities may suspend or withdraw approvals of such product candidates;

●	regulatory authorities may require additional warnings on the label, such as a “black box” warning or contraindication;

●	additional restrictions may be imposed on the marketing of the particular product candidates or the manufacturing processes for the product candidates or any component thereof;

●	we may be required to create a REMS, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

●	we may be required to recall a product candidates, change the way a product candidate is administered or conduct additional clinical trials;

●	we could be sued and held liable for harm caused to patients;

●	the product candidates may become less competitive; and

●	our reputation may suffer.

While we are only in the early stages of pre-clinical development for our T&T platform, any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, results of operations and prospects.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize any of our product candidates, and the approval may be for a more narrow indication than we seek or be subject to other limitations or restrictions that limit its commercial profile.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and approved the product candidate. Even if our current or future product candidates meet safety and efficacy endpoints in pivotal clinical trials, the regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. This may include approval of a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product candidates’ development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of warnings or a REMS. These regulatory authorities may require precautions or contra-indications with respect to conditions of use or they may grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of any of our product candidates. While we are only in the early stages of pre-clinical development for our T&T platform, the foregoing and similar regulatory risks may impact our business, results of operations and prospects as we progress with the development of our T&T platform.

Even if we obtain regulatory approval for a product candidate, our product candidates and business will remain subject to ongoing regulatory obligations and review.

While we are only in the early stages of pre-clinical development for our T&T platform, if our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post- market information, including both federal and state requirements in the United States and comparable requirements outside of the United States. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may also be subject to limitations on the cleared intended use(s) for which the product candidates may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. We will also be required to report certain adverse reactions and production problems, if any, to the FDA, EMA or other regulatory agencies and to comply with requirements concerning advertising and promotion for our product candidates. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product candidates’ approved label. As such, we may not promote our product candidates for indications or uses for which they do not have FDA, EMA or other regulatory agency approval. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product candidates, product candidates labeling, or manufacturing process. We could also be asked to conduct post-marketing clinical trials to verify the safety and efficacy of our product candidates in general or in specific patient subsets. An unsuccessful post-marketing trial or failure to complete such a clinical trial could result in the withdrawal of marketing approval. Furthermore, any new legislation addressing drug safety issues could result in delays in product candidates’ development or commercialization or increased costs to assure compliance. Foreign regulatory authorities impose similar requirements. If a regulatory agency discovers previously unknown problems with a product candidate, such as adverse events of unanticipated severity or frequency, or disagrees with the promotion, marketing or labeling of product candidates, such regulatory agency may impose restrictions on that product candidates or us, including requiring withdrawal of the product candidates from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

●	issue warning letters asserting that we are in violation of the law;

●	seek an injunction or impose civil or criminal penalties or monetary fines;

●	suspend or withdraw regulatory approval;

●	suspend any of our ongoing clinical trials;

●	refuse to approve pending applications or supplements to approved applications submitted by us or our strategic partners;

●	restrict the marketing or manufacturing of our product candidates;

●	seize or detain product candidates, or require a product candidates recall;

●	refuse to permit the import or export of our product candidates; or

●	refuse to allow us to enter into government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified product candidates from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA to review and approve new product candidates can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future operations may be directly or indirectly through our relationships with U.S. healthcare providers, patients and other persons and entities, subject to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain our business or financial arrangements and relationships through which we research, market, sell and distribute our product candidates in the United States. In addition, we may be subject to patient privacy regulation by both the federal government and the states in which we conduct our business. The laws that may affect our ability to operate include:

●	The U.S. Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other U.S. federal healthcare programs. The U.S. Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers, among others, on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection.

●	The U.S. federal false claims laws, including the False Claims Act, or FCA, and civil monetary penalties laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the U.S. federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the U.S. federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government third-party payors if they are deemed to “cause” the submission of false or fraudulent claims. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory penalties per false claim or statement. Government enforcement agencies and private whistleblowers have investigated pharmaceutical companies for or asserted liability under the FCA for a variety of alleged promotional and marketing activities, such as providing free products to customers with the expectation that the customers would bill federal programs for the products; providing consulting fees and other benefits to physicians to induce them to prescribe products; engaging in promotion for “off-label” uses; and submitting inflated best price information to the Medicaid Rebate Program.

●	The U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

●	The Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, imposes, among other things, annual reporting requirements for covered manufacturers for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified nurse anesthetists and certified nurse midwives.

●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities, which include certain healthcare providers, health plans and healthcare clearinghouses, and their business associates, which include individuals or entities that perform services for covered entities that involve the creation, use, maintenance or disclosure of, individually identifiable health information as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

●	European and other foreign law equivalents of each of the laws, including reporting requirements detailing interactions with and payments to healthcare providers.

Many states have analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to our business practices, including but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. In addition, certain states require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government. Certain states and local jurisdictions require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and register pharmaceutical sales representatives. Additionally, certain states also require pharmaceutical companies to file reports relating to pricing information or marketing expenditures and have laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. In addition, the ACA has strengthened these laws. For example, health care reform legislation, has among other things, amended the intent requirement of the U.S. Anti-Kickback statute and certain criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices, including arrangements we may have with physicians and other healthcare providers, some of whom may receive stock options as compensation for services provided, do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Legislative or regulatory healthcare reforms in the United States may make it more difficult and costly for us to obtain regulatory clearance or approval of our product candidates and to produce, market and distribute our product candidates after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory clearance or approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our product candidates. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of our product candidates. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require:

●	changes to manufacturing methods;

●	change in protocol design;

●	additional treatment arm (control);

●	recall, replacement, or discontinuance of one or more of our product candidates; and

●	additional recordkeeping.

In addition, in the United States, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The pharmaceutical industry in the United States, as an example, has been affected by the passage of the ACA, which, among other things, imposed new fees on entities that manufacture or import certain branded prescription drugs and expanded pharmaceutical manufacturer obligations to provide discounts and rebates to certain government programs. There have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include, among others, aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional Congressional action is taken. Congress is considering additional health reform measures.

Further, there has been particular and increasing legislative and enforcement interest in the United States with respect to drug pricing practices in recent years, particularly with respect to drugs that have been subject to relatively large price increases over relatively short time periods. There have been several recent U.S. Presidential executive orders, Congressional inquiries and proposed bills designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

For example, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, the IRA, among other things (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare and Medicare Services, or CMS, Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and in some cases, designed to encourage importation from other countries and bulk purchasing. For example, on January 5, 2024, the FDA approved Florida’s Section 804 Importation Program (SIP) proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this program will be implemented, including which drugs will be chosen, and whether it will be subject to legal challenges in the United States or Canada. Other states have also submitted SIP proposals that are pending review by the FDA. Any such approved importation plans, when implemented, may result in lower drug prices for products covered by those programs. In the future, there will likely continue to be proposals relating to the reform of the U.S. healthcare system, some of which could further limit coverage and reimbursement of drug products, including our product candidates. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. Our results of operations could be adversely affected by the ACA and by other health care reforms that may be enacted or adopted in the future.

We face intense competition in an environment of rapid technological change and the possibility that our competitors may develop products and drug delivery systems that are similar, more advanced or more effective than ours, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

The medical device and pharmaceutical industry in which we operate is intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies in the market and in development that may in the future compete with our product candidates, for drug delivery mechanisms that T&T technology to deliver APIs at the local level. Other approaches may also emerge for the prevention or treatment of any of the indications on which we focus, and new technologies may emerge in localized drug delivery.

We have competitors both in the United States and internationally, including major multinational medical device and pharmaceutical companies. Our competitors may succeed in developing, acquiring or licensing on exclusive basis products that are more effective or less costly than any product candidate that we may develop, or achieve earlier patent protection, regulatory approval, product candidates commercialization and market penetration than we do. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

Even if we obtain and maintain approval for our T&T platform product candidates or our other product candidates from the FDA, we may never obtain approval outside of the United States, which would limit our market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, the failure to obtain approval from the FDA or other regulatory authorities may negatively impact our ability to obtain approval in other foreign countries. Sales of our T&T platform product candidates or our other product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our product candidates, if approved, is also subject to approval.

We intend to submit a marketing authorization application to the EMA for approval of our C&C product candidates in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. Even if a product candidate is approved, the applicable regulatory agency may limit the indications for which the product candidates may be marketed, require extensive warnings on the product candidates labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the European Union also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for a product candidate may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our T&T platform product candidates or our other product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

The misuse or off-label use of our product candidates may harm our reputation in the marketplace, result in injuries that lead to product candidates’ liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Prescription drugs may be promoted only for the approved indications in accordance with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off- label uses may be subject to significant liability. We will train our marketing and sales personnel to not promote our product candidates, if approved, for any off-label uses. We cannot, however, prevent a physician from using our product candidates off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate.

If the FDA, EMA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance or imposition of an untitled letter, which is used for violators that do not necessitate a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action under other regulatory authority, such as false claims laws, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs and the curtailment of our operations.

Risks Related to our Reliance on Third Parties

We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We will rely upon third-party vendors, including CROs, to monitor and manage data for our ongoing preclinical studies and clinical trials. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We will rely on these CROs for execution of our preclinical studies and clinical trials, and we control only certain aspects of their activities. Nevertheless, we will be responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the vendors and CROs does not relieve us of our regulatory responsibilities. We and our CROs and other vendors will be required to comply with good clinical practice, cGMP, the Helsinki Declaration, the International Conference on Harmonization Guideline for Good Clinical Practice, applicable European Commission Directives on Clinical Trials, laws and regulations applicable to clinical trials conducted in other territories, and good laboratory practices, or GLP, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EEA, and comparable foreign regulatory authorities for all of our product candidates in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, including Good Clinical Practice, or GCP, and cGMP regulations, the clinical data generated in our clinical studies may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

If any of our relationships with these third-party CROs or vendors terminate, we may not be able to enter into arrangements with alternative CROs or vendors or do so on commercially reasonable terms. In addition, our CROs are not our employees, and, except for remedies available to us under our agreements with such CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing clinical, nonclinical and preclinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. CROs may also generate higher costs than anticipated, which could adversely affect our results of operations and the commercial prospects for our product candidates, increase our costs and delay our ability to generate revenue.

Replacing or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, we may encounter similar challenges or delays in the future, which could have a material adverse impact on our business, financial condition and prospects.

Independent clinical investigators and CROs that we will engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

We will depend on third parties, including independent clinical investigators and CROs, to conduct our clinical trials. CROs may also assist us in the collection and analysis of data. There is a limited number of third-party service providers and vendors that specialize or have the expertise required to achieve our business objectives. Identifying, qualifying and managing performance of third-party service providers can be difficult, time consuming and cause delays in our development programs.

These investigators and CROs will not be our employees and we will not be able to control, other than through contract, the amount of resources, including time, which they devote to our product candidates and clinical trials. If independent investigators or CROs fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that we develop. Further, the performance of our CROs may also be interrupted by any resurgence of the COVID-19 pandemic, including due to travel or quarantine policies, heightened exposure of CRO staff who are healthcare providers to COVID-19 patients or prioritization of resources toward any resurgence of the COVID-19 pandemic.

Investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or other regulatory authorities. The FDA or other regulatory authorities may conclude that a financial relationship between us and an investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or other regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval or rejection of our marketing applications by the FDA or other regulatory authorities, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, the use of third-party service providers requires us to disclose our proprietary information to these parties, which could increase the risk that this information will be misappropriated. Further, the FDA and other regulatory authorities require that we comply with standards, commonly referred to as GCP, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial subjects are protected. Failure of clinical investigators or CROs to meet their obligations to us or comply with GCP procedures could adversely affect the clinical data, the outcome of the clinical studies or the development of our product candidates and harm our business.

We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and product candidates or fail to do so at acceptable quality levels or prices.

We rely on third party suppliers for certain raw materials necessary to manufacture our product candidates for our preclinical studies and clinical trials. We do not have any control over the availability of raw materials. If we or our manufacturers are unable to purchase these raw materials on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the development and commercialization of our product candidates or any future product candidates, would be delayed or there would be a shortage in supply, which would impair our ability to meet our development objectives for our product candidates or generate revenues from the sale of any approved product candidates.

Even following our establishment of our own cGMP-compliant manufacturing capabilities, we intend to continue to rely on third party suppliers for these raw materials, which will continue to expose us to manufacturing risks including:

●	reduced control for certain aspects of manufacturing activities;

●	termination or nonrenewal of manufacturing and service agreements with third parties in a manner or at a time that is costly or damaging to us; and

●	disruptions to the operations of our third-party manufacturers and service providers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or service provider.

Certain of our raw material suppliers will be required to become cGMP-compliant and establish a drug master file for the applicable ingredient before we can submit an NDA for our T&T platform product candidates. If these suppliers do not successfully carry out their contractual duties or manufacture our raw materials in accordance with regulatory requirements, we will not be able to submit our NDA as planned or complete, or may be delayed in completing, the clinical trials required for approval of our T&T platform product candidates. In such instances, we may need to locate an appropriate replacement third-party relationship, which may not be readily available or on acceptable terms, which would cause additional delay or increased expense prior to the approval of our C&C product candidates and would thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Additionally, we have not yet entered into binding agreements with certain third-party manufacturers to produce the raw materials and products that we use to manufacture our product candidates. Although we intend to rely on third-party manufacturers for the raw materials and products to support the manufacturing of our product candidates for commercialization, we have not yet entered into agreements with certain manufacturers. We may be unable to negotiate binding agreements with the manufacturers to support our commercialization activities at commercially reasonable terms.

Our reliance on third parties requires us to share our intellectual property, including trade secrets, which increases the possibility that a competitor will discover them or that our intellectual property will be misappropriated or disclosed.

Because we rely on third parties to provide us with the materials that we use to develop and, if appropriate in the future, manufacture our product candidates or approved product candidates, we may, at times, share trade secrets and intellectual property with such third parties. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets and intellectual property. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

Despite our efforts to protect our trade secrets and knowhow, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets by third parties. A competitor’s discovery of our trade secrets and knowhow would impair our competitive position and have an adverse impact on our business, financial condition, results of operations and prospects.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

We intend to rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates. This ability depends to a large extent on identifying aspects of the technology that are patentable, that their exposure via patent applications would not provide a third party of engineering around capabilities and on the ability to generate and identify superior data that would present a comparative edge vis-à-vis third party technologies.

We have sought to protect our proprietary position by filing patent applications in the United States, with respect to our novel technologies and product candidates, which are important to our business. These patent applications will base international and national patent filings in countries of interest to our business, such as the United States, the European Union and Israel. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute our applications in the United States, the European Union and Israel, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

As of March 10, 2025, our growing portfolio of patent applications consists of a single patent family that disclose our technology. We cannot offer any assurances about which, if any, patents will issue in due time, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

Further, the patent position of medical device and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain unsolved. This renders the patent prosecution process particularly expensive and time-consuming. There is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our product candidates, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our product candidates, we may not be able to compete effectively, and our business and results of operations would be harmed.

We may not have sufficient patent lifespan to effectively protect our product candidates and business.

Patents have a limited lifespan. The natural expiration of a patent is generally 20 years counted from its filing date (or PCT filing date in case it is derived from an international application). Although various extensions may be available, they are uncommon and the protection they afford, is limited. Even if any of our patent applications matures into issued patents, if we do not have sufficient patent terms or regulatory exclusivity to protect our product candidates, our business and results of operations will be adversely affected.

Changes in patent policy and national intellectual property laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in patent laws or interpretation of patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing. We therefore cannot be certain that we were the first to make the invention claimed in our owned patent or pending applications, or that we were the first to file for patent protection of such inventions.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. If other entities use trademarks similar to ours in different jurisdictions, or have senior rights to ours, it could interfere with our use of our current trademarks throughout the world.

If we are unable to maintain effective proprietary rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining the physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our product candidates, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidate. Such litigation or licenses could be costly or not available on commercially reasonable terms.

Our competitive position may suffer if patents issued to third parties or other third party intellectual property rights cover our product candidates or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our product candidates. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. Patent applications in the U.S. and elsewhere are published approximately 18 months after the earliest filing to which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates or technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing of our product candidates. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our product candidates that are held to be infringing. We might, if possible, also be forced to redesign our product candidates so that we no longer infringe the third party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There have been many lawsuits and other proceedings involving patent and other intellectual property rights in the biotechnology, medical device and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and reexamination proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing product candidates. As the medical device and pharmaceutical industry expands and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any materials formed during the manufacturing process or any final product candidates itself, the holders of any such patents may be able to block our ability to commercialize such product candidates unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable.

Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing product candidates or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

We may not be successful in obtaining or maintaining necessary rights to our product candidates through acquisitions and in-licenses.

Because our technology may require the use of proprietary rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, in-license, or use these proprietary rights. In addition, our product candidates may require specific formulations to work effectively and efficiently and the rights to these formulations may be held by others. We may be unable to acquire or in-license any compositions, methods of use, processes, or other third-party intellectual property rights from third parties that we identify as necessary for our product candidates. The licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third-party intellectual property rights that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources, and greater clinical development and commercialization capabilities.

For example, we sometimes collaborate with academic institutions to accelerate our preclinical research or development under written agreements with these institutions. Typically, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Regardless of such option, we may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment. If we are unable to successfully obtain rights to required third-party intellectual property rights, we may have to abandon development of that program and our business and financial condition could suffer.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our intellectual property or that of our licensors that we may acquire in the future. If we or a future licensing partner were to initiate legal proceedings against a third party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Under the AIA, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our product candidates to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employees’ former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in or right to compensation with respect to our patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. To the extent that our employees have not effectively waived the right to compensation with respect to inventions that they helped create, they may be able to assert claims for compensation with respect to our future revenue. As a result, we may receive less revenue from future product candidates if such claims are successful which in turn could impact our future profitability.

Changes in United States and international patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Our success is heavily dependent on intellectual property. Obtaining and enforcing patents in the medical device and pharmaceutical industries involve both technological and legal complexity. Therefore, obtaining and enforcing these patents is costly, time consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent United States Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the United States Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain patents or to enforce patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing product candidates to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products or methods of treatment, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our future patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Business Operations

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth. As our development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

Because we have limited resources and access to capital to fund our operations, we must decide which product candidates to pursue and the amount of resources to allocate to each. Our decisions concerning the allocation of research, collaboration, management and financial resources toward particular product candidates may not lead to the development of viable commercial product candidates and may divert resources away from better opportunities. Similarly, our decisions to delay, terminate or collaborate with third parties in respect of certain product candidates’ development programs may also prove not to be optimal and could cause us to miss valuable opportunities. If we make incorrect determinations regarding the market potential of our product candidates or misread trends in the medical device and pharmaceutical industries, in particular for our lead product candidate, our business, financial condition and results of operations could be materially adversely affected.

We may not be successful in our efforts to identify, discover or license additional product candidates.

Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of our product candidates, the success of our business also depends upon our ability to identify, discover or license additional product candidates. Our research programs or licensing efforts may fail to yield additional product candidates for clinical development for a number of reasons, including: lack of financial or personnel resources to acquire or discover additional product candidates; new product candidates may not succeed in preclinical or clinical testing, or may be shown to have harmful side effects or may have other characteristics that may make them unmarketable or unlikely to receive marketing approval; our competitors may develop alternatives that render our product candidates obsolete or less attractive; the market for a product candidate may change during our development program so that such product candidates may become unprofitable to continue to develop; new product candidates may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and new product candidates may not be accepted as safe and effective by patients, the medical community, or third-party payors.

We may be forced to abandon our development efforts for a program or programs that are unsuccessful, or we may not be able to identify, license, or discover additional product candidates, which would have a material adverse effect on our business and could potentially cause us to cease operations. Further, research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.

We may collect, process, use or transfer personal information from individuals located in the European Union in connection with our business, including in connection with conducting clinical trials in the European Union. Additionally, we intend to commercialize our product candidates, and any of our product candidates that receive marketing approval, in the European Union. The collection and use of personal health data in the European Union is governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or the GDPR, along with other European Union and country-specific laws and regulations. The United Kingdom and Switzerland have also adopted data protection laws and regulations. These legislative acts (together with regulations and guidelines) impose requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that we process and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

Our research, development and manufacturing activities and our third party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste product candidates. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages, such liability could exceed our resources, and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of fraud or other misconduct by our employees and independent contractors. Misconduct by these parties could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of information obtained in the course of clinical trials, including individually identifiable information, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees and certain key consultants. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

Other than our headquarters and other operations which are located in Israel (as further described below), we currently have limited international operations, but our business strategy incorporates potentially significant international expansion, particularly in anticipation of approval of our product candidates. We plan to retain sales representatives and third party distributors and conduct physician, ENT specialist, hospital pharmacist and patient association outreach activities, as well as clinical trials, outside of the United States, European Union and Israel. Doing business internationally involves a number of risks, including but not limited to:

●	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits, and licenses;

●	failure by us to obtain regulatory approvals for the use of our product candidates in various countries;

●	additional potentially relevant third-party patent rights;

●	complexities and difficulties in obtaining protection and enforcing our intellectual property;

●	difficulties in staffing and managing foreign operations;

●	complexities associated with managing multiple payor reimbursement regimes, government payors, prince controls or patient self-pay systems;

●	limits in our ability to penetrate international markets;

●	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our product candidates and exposure to foreign currency exchange rate fluctuations;

●	an outbreak of a contagious disease, which may cause us or our distributors, third party vendors and manufacturers and/or customers to temporarily suspend our or their respective operations in the affected city or country;

●	natural disasters, political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade, and other business restrictions;

●	certain expenses including, among others, expenses for travel, translation and insurance; and

●	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act its books and records provisions, or its anti-bribery provisions.

Any of these factors could significantly harm our future international expansion and operations and, consequently, our results of operations.

Risks Related to Commercialization of Our Product Candidates

We currently have no marketing and sales organization. If we are unable to establish marketing and sales capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product candidates revenue.

We have no experience selling and marketing our product candidates, and we currently have no marketing or sales organization. To successfully commercialize any product candidates that may result from our development programs, we will need to develop these capabilities, either on our own or with others. If our product candidates receive regulatory approval, we intend to establish a sales and marketing organization independently or by utilizing experienced third parties with technical expertise and supporting distribution capabilities to commercialize our product candidates in major markets, all of which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact our ability to commercialize our product candidates.

Further, given our lack of prior experience in marketing and selling medical device and pharmaceutical products, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize our product candidates. As such, we may be required to hire sales representatives and third party distributors to adequately support the commercialization of our product candidates, or we may incur excess costs if we hire more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. We also may enter into collaborations with large medical device and pharmaceutical companies to develop and commercialize product candidates. If our future collaborators do not commit sufficient resources to develop and commercialize our future product candidates, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product candidates revenue to sustain our business. We may compete with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community, including physicians, hospital pharmacists and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. If any of our product candidates are approved but fail to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process may delay or disrupt our product candidates’ development and commercialization efforts.

The preparation of drug products for clinical trials or commercial sale is subject to extensive regulation. Before we can begin to commercially manufacture our product candidates or any product candidate, we must obtain regulatory approvals from the Israeli Ministry of Health, or MOH, the FDA and similar regulatory agencies, as applicable for our manufacturing process and facility. A manufacturing authorization must also be obtained from the appropriate regulatory authorities in the European Union and worldwide. In addition, we must pass a pre-approval inspection of our manufacturing facility by the FDA before our C&C product candidates or any product candidate can obtain marketing approval. In order to obtain approval, we will need to ensure that all of our processes, methods and equipment are compliant with cGMP, and perform extensive audits of vendors, contract laboratories and suppliers. If any of our vendors, contract laboratories or suppliers is found to be out of compliance with cGMP, we may experience delays or disruptions in manufacturing while we work with these third parties to remedy the violation or while we work to identify suitable replacement vendors. For example, in the past, a cGMP audit by the MOH of the manufacturing process in the facility of our contract manufacturer for our C&C product candidates resulted in certain critical observations, which have since been resolved. There can be no guarantee, however, that future inspections by regulatory authorities of our manufacturing facilities or those of our contract manufacturers will result in MOH’s agreement that these critical observations have been resolved or that similar inspectional observations will not be identified. If we do not demonstrate to the satisfaction of the applicable regulator that our manufacturing facilities, or those of our contract manufacturers, are in compliance with applicable requirements, we may be materially delayed in the development of our product candidates, which would materially harm our business. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. In complying with cGMP, we will be obligated to expend time, money and effort in production, record keeping and quality control to assure that the product candidates meets applicable specifications and other requirements. If we fail to comply with these requirements, we would be subject to possible regulatory action and may not be permitted to sell any product candidate that we may develop.

Our failure to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products or product candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of any approved products and our product candidates.

If we receive marketing approval for our product candidates, sales will be limited unless the product candidates achieves broad market acceptance by physicians, patients, third-party payors, hospital pharmacists, infectious disease specialists and others in the medical community.

The commercial success of our product candidates will depend upon the acceptance of the product candidates by the medical community, including physicians, patients, healthcare payors, hospital pharmacists and infectious disease specialists. The degree of market acceptance of any approved product candidates will depend on a number of factors, including:

●	the demonstration of clinical safety and efficacy of our product candidates in clinical trials;

●	the efficacy, potential and perceived advantages of our product candidates over alternative treatments;

●	the cost of treatment relative to alternative treatments;

●	the prevalence and severity of any adverse side effects;

●	product candidates labeling or product candidates insert requirements of the FDA or other regulatory authorities, including any limitations or warnings contained in a product candidate’s approved labeling;

●	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory or voluntary risk management plan;

●	our ability to obtain third-party coverage and adequate reimbursement;

●	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage;

●	the demonstration of the effectiveness of our product candidates in reducing the cost of treatment;

●	the strength of marketing and distribution support;

●	the timing of market introduction of competitive products;

●	the availability of product candidates and their ability to meet market demand; and

●	publicity concerning our product candidates or competing products and treatments.

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, patients, healthcare payors, hospital pharmacists and infectious disease specialists, we may not generate sufficient revenue from the product candidates, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these product candidates, or the procedures in which they are used, is limited by government authorities and/or third-party payor policies.

In addition to any healthcare reform measures which may affect reimbursement, market acceptance and sales of our product candidates, if approved, will depend on, in part, the extent to which the procedures utilizing our product candidates, performed by health care providers, will be covered by third party payors, such as government health care programs, commercial insurance and managed care organizations. Our product candidates will be purchased or provided by health care providers for utilization in certain surgical procedures. In the event health care providers and patients accept our product candidates as medically useful, cost effective and safe, there is uncertainty regarding whether our product candidates will be directly reimbursed, reimbursed through a bundled payment or if the product candidates will be included in another type of value-based reimbursement program. Third party payors determine the extent to which new product candidates or procedures will be covered as a benefit under their plans and the level of reimbursement for any covered product candidates or procedure which may utilize a covered product candidates.

When used in connection with certain procedures, our product candidates may not be reimbursed separately but their cost may instead be bundled as part of the payment received by the provider for the procedure only. Treating physicians are unlikely to use and order our product candidates unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the cost of the procedures which utilize our product candidates. A decision by a third-party payor not to cover or adequately reimburse for our product candidates or procedures using our product candidates, could reduce physician utilization of our product candidates once approved. Therefore, coverage and adequate reimbursement for procedures which utilize new product candidates is critical to the acceptance of such new product candidates.

A primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of less expensive products and procedures. Third party payors decide which products and procedures they will pay for and establish reimbursement and co-payment levels. Government and other third-party payors are increasingly challenging the prices charged for healthcare products and procedures, examining the cost effectiveness of procedures, and the products used in such procedures, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. We cannot be sure that coverage will be available for our product candidates, if approved, or, if coverage is available, the level of direct or indirect reimbursement.

We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new product candidates. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product candidates.

Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product candidates is:

●	a covered benefit or part of a covered benefit under its health plan;

●	safe, effective and medically necessary;

●	appropriate for the specific patient;

●	cost-effective; and

●	neither experimental nor investigational.

In the United States, third-party payors, including private and governmental payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which procedures using new product candidates will be covered and reimbursed. The Medicare and Medicaid programs are increasingly used as models for how private payors and other governmental payors develop their coverage and reimbursement policies. It is difficult to predict at this time what third-party payors will decide with respect to reimbursement for fundamentally novel product candidates such as ours, as there is no body of established practices and precedents for these new product candidates.

Obtaining coverage and reimbursement approval for a products from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of our product candidates to the payor.

Additionally, we may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for our product candidates, if approved. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our future product candidates. If reimbursement is not available, or is available only to limited levels, we may not be able to commercialize our product candidates, or achieve profitably at all, even if approved.

Our business entails a significant risk of clinical trial and/or product candidates liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Our business exposes us to significant clinical trial and/or product candidates liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Clinical trial and/or product candidates liability claims could delay or prevent completion of our development programs. If we succeed in marketing product candidates, product candidates liability claims could result in an FDA investigation of the safety and effectiveness of our product candidates, our manufacturing processes and facilities or our marketing programs and potentially a recall of our product candidates or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our product candidates, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our company valuation. While we currently have clinical trial liability insurance, we do not have product candidates liability insurance and do not anticipate obtaining product candidates liability insurance until such time as we have received FDA or other comparable foreign authority approval for a product candidates and there is a product candidates that is being provided to patients outside of clinical trials. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. In some countries, the institution or the doctors involved do not have sufficient insurance to cover their activities. Furthermore, clinical trial and product candidates liability insurance are becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by clinical trial and product candidates liability claims that could have a material adverse effect on our business.

Our executive officers, directors and principal shareholders maintain the ability to exert significant control over matters submitted to our shareholders for approval.

As of March 10, our executive officers, directors and principal shareholders who own more than 5% of our outstanding Ordinary Shares, in the aggregate, beneficially own shares representing approximately 35% of our share capital. As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and we will not be subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports.

As a foreign private issuer, we will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we will be exempt from the rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Our officers, directors and principal shareholders will also be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will be exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, we will not be required to comply with Regulation FD, which restricts the selective disclosure of material information, although we intend to voluntarily adopt a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

We would lose our foreign private issuer status if a majority of our shares are owned by U.S. residents and a majority of our directors or executive officers are U.S. citizens or residents or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with accepted governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies.

For as long as we remain an emerging growth company we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include:

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of the Company’s initial public offering. We have opted out of the extended transition period made available to emerging growth companies to comply with newly adopted public company accounting requirements.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our Ordinary Shares less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

Our executive offices, research and development laboratories are located in Ra’anana, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, and between Israel and the Hamas (an Islamist militia and political group in the Gaza Strip), Hezbollah (an Islamist militia and political group in Lebanon) and other terrorist organizations active in the region.

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023 whereby Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. None of our employees or contractors were called up for active duty; however military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations. As of March 10, 2025, we currently have one full-time employee, four part-time contractors and one full-time contractor (our Chief Executive Officer), with four employees/contractors located in Israel and 2 employee/contractors located outside of Israel.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our development. Our commercial operations, including Product Development, Regulatory Compliance, Market Research, Commercialization Strategy, Partnerships and Collaborations, Intellectual Property Management take place in the Tel Aviv, Israel area and remain unaffected by the war against Hamas. During January 2025, a ceasefire was negotiated between Israel and Hamas, the result of which is uncertain. However, the intensity and duration of the security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts our operations may be adversely affected.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. In addition, in December 2024, the Assad regime in Syria was overthrown and there can be no assurance that this will lead to peace or stability. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition and results of operations. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel, or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations are subject to currency and interest rate fluctuations.

Although our functional currency is the U.S. dollar, and our financial records are maintained in U.S. dollars, we also incur expenses in Euros and New Israeli Shekels. In the future, we expect that a substantial portion of our revenues will be generated in U.S. dollars, Euros and other foreign currencies, although we currently incur a significant portion of our expenses in currencies other than U.S. dollars, mainly New Israeli Shekels. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk, and our financial results may be affected by fluctuations in the exchange rates of currencies in the countries in which our prospective product candidates may be sold.

We received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture product candidates and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of $620,000 that we received from the IIA during 2007-2010. The last IIA-approved research and development grants ended on December 31, 2018. With respect to the royalty-bearing grants we are committed to pay royalties at a rate between 3% and 4.5% on sales proceeds from our product candidates that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits. As of March 10, 2025, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $762,000 (including accumulated interest). We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or product candidates using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such product candidates, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

The transfer or license of IIA-supported technology or know-how outside of Israel and the transfer of manufacturing of IIA-supported product candidates, technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred or licensed technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell, license or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product candidates or technology outside of Israel. It should be noted that an event of change of control may be considered a transfer of our technology or assets and therefore require the prior approval of the IIA before completing such a transaction. The IIA may also require potential acquirers to execute undertakings to procure our continued adherence to the terms of the IIA grants and/or impose other restrictions on such transactions. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Provisions of Israeli law and our amended and restated articles of association, or the Articles, may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Our Articles provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

The competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”). This exclusive forum provisions is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which United States federal courts would have exclusive or concurrent jurisdiction. Such exclusive forum provision in our Articles will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholders ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees and may result in increased costs for claims required to be brought before Israeli courts.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our Articles and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

General Risk Factors

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

Our future success depends in part on our ability to retain our senior management team and to attract, retain and motivate other qualified personnel.

We are highly dependent on the members of our senior management team. The loss of their services without a proper replacement may adversely impact the achievement of our objectives. Our employees may leave our employment at any time. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue for the foreseeable future. As a result, competition for skilled personnel is intense, and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous medical device and pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies or clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of any members of our senior management team without proper replacement, may impede the progress of our research, development and commercialization objectives. We do not maintain key man insurance for our senior management team.

We will continue to incur significant increased costs as a result of operating as a public company in the United States, and our management will be required to devote substantial time to new compliance initiatives.

As a public company whose Ordinary Shares are listed in the United States, we are subject to an extensive regulatory regime, requiring us, among other things, to maintain various internal controls and facilities and to prepare and file periodic and current reports and statements, including reports on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. Complying with these requirements will be costly and time consuming. We will need to retain additional employees to supplement our current finance staff, and we may not be able to do so in a timely manner, or at all. In the event that we are unable to demonstrate compliance with our obligations as a public company in a timely manner, or are unable to produce timely or accurate financial statements, we may be subject to sanctions or investigations by regulatory authorities, such as the SEC or The Nasdaq Capital Market, and investors may lose confidence in our operating results and the price of our Ordinary Shares could decline.

Our independent registered public accounting firm was not engaged to perform an audit of our internal control over financial reporting, and as long as we remain an emerging growth company, as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we will be exempt from the requirement to have an independent registered public accounting firm perform such audit. Accordingly, no such opinion was expressed or will be expressed any during any such period. Once we cease to qualify as an emerging growth company our independent registered public accounting firm will be required to attest to our management’s annual assessment of the effectiveness of our internal controls over financial reporting, which will entail additional costs and expenses.

Furthermore, we are only in the early stages of determining formally whether our existing internal control over financial reporting systems are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. These controls and other procedures are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is disclosed accurately and is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid cash dividends on our Ordinary Shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our Ordinary Shares will be investors’ sole source of gain for the foreseeable future. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Our C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We refer to our separate platform technology that is focused on nasal delivery of APIs, as T&T.

Our legal and commercial name is Polyrizon Ltd. We were incorporated under the laws of the State of Israel in January 2005. Our principal executive offices are located at 5 Ha-Tidhar Street, Raanana, 4366507, Israel. Our telephone number in Israel is +972-9-3740120. Our website address is www.polyrizon-biotech.com. Information contained on or accessible through our website is not a part of this annual report, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://sec.gov. We use our website (www.polyrizon-biotech.com) as channels of distribution of Company information. The information we post through these channels may be deemed material. Accordingly, investors should monitor our website and these channels, in addition to following our press releases, SEC filings and public conference calls and webcasts. The contents of our website and these channels are not, however, a part of this annual report.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board which may require mandatory audit firm rotation or auditor discussion and analysis, exemption from say on pay, say on frequency, and say on golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $ $1.235 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of the ordinary shares pursuant to an effective registration statement (i.e., December 31, 2029), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt, or (iv) the date on which we are deemed a “large accelerated filer” as defined in Regulation S-K under the Securities Act, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

B. Business Overview

We are a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Our C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. We are further developing certain aspects of our proprietary C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. We refer to our separate platform technology that is focused on nasal delivery of APIs, as T&T.

Our Product Candidates

Our nasal hydrogels have been designed to serve as a non-invasive and fast-acting system. The hydrogels are formulated as an innovative mixture of mucoadhesive polymers (e.g., sodium alginate) which are GRAS by the FDA. Our mucoadhesive polymers derived from seaweed polysaccharides possess promising features as they are renewable, biodegradable, biocompatible, and environment friendly. The formulated hydrogel is sprayed into the nose to create a physical barrier with long-lasting adhesion to the mucosal membranes. Our polymers have an atomic mass much higher than the upper cell penetration limit, the polymers will simply lay on top of the cells and act as a physical barrier to viruses and allergens from contacting the nasal epithelial tissue, as opposed to penetrating the cells and causing a chemical reaction. Therefore, the C&C product candidates are not expected to be considered as drugs by the FDA but as medical devices.

Our leading technologies are C&C and T&T. The C&C provides a barrier against a wide range of allergen particulates and viruses.

PL-14 – Nasal Allergies Blocker

●	We expect our PL-14 product candidate to be regulated as a Class II medical device by the FDA under its 510(k) pathway.

●	Our PL-14 product candidate is scheduled to initiate preclinical safety trials in the second quarter of 2025. In addition, we expect pivotal clinical trial on our PL-14 product candidate to commence in the fourth quarter of 2025, following which we plan to submit a 510(k) application for FDA clearance.

●	For our PL-14 product candidate, we will pursue the 510(k) pathway which requires a manufacturer to demonstrate substantial equivalence to an FDA-cleared device (i.e., predicate device) to a subject device (i.e., our product candidate). This process for clearing our device with the FDA entails performing a medical device analysis of the product candidates (e.g., PL-14 product candidate) description, operational principle, potential accessories and proposed intended use, for the purpose of identifying a predicate device that has already been cleared by the FDA. Through this review, we found three possible predicate devices for establishing substantial equivalence, Alzair, Nasalease and Bentrio. There is no guarantee that PL-14 product candidate will advance in the FDA 510(k) process at the same rate as the aforementioned predicate devices or will reach commercialization.

●	The estimated timeline for obtaining 510(k) clearance for our PL-14 product candidate is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies may be performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. In the case of our predicate devices for our PL-14 product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

PL-15 – COVID-19 and PL-16 – Influenza Blockers

●	We expect our PL-15 and PL-16 product candidates, which provide a barrier against COVID-19 and influenza from contacting the nasal epithelial tissue, respectively, to be regulated as a Class II medical device under a De Novo Classification request. For the clinical studies planned for PL-15 and PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2025, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-15 and PL-16. Our proposed 12-month interval from the scheduled FDA pre-sub meeting to the planned IDE clinical trial initiation should provide ample time to fulfill the necessary tasks for the IDE filing, such as 1) reporting previous studies to support the IDE, 2) preparing IDE required design and manufacturing control documentation, 3) conducting bench and biocompatibility tests to support safety of the device prior to starting the a human study, and 4) obtaining clinical protocol and ethics committee approvals as well as FDA IDE approval to start the clinical trial. Once IDE has been initiated, Polyrizon will comply with FDA Guidance “Changes or Modifications During the Conduct of a Clinical Investigation”, 2001.

●	Our PL-15 product candidate is scheduled to initiate preclinical safety trials in the second quarter of 2025, and subject to securing additional financing, we intend to initiate feasibility clinical trials in the third quarter of 2026 and pivotal clinical trials in the second quarter of 2027. Following these trials, we plan to submit De Novo Classification requests for each product candidate. Our PL-16 product candidate is scheduled to initiate preclinical safety trials in the second quarter of 2025, and subject to securing additional financing, we intend to initiate feasibility clinical trials in the first quarter of 2026 and pivotal clinical trials in the third quarter of 2026. Following these trials, we plan to submit De Novo Classification requests for each product candidate.

●	Upon a review similar to the one performed for our PL-14 product candidate, we found that there were no potential predicate devices in the FDA’s database matching the proposed intended uses of our PL-15 and PL-16 product candidates. Because of this, we will pursue a De Novo Classification request for each product candidate. This pathway involves demonstrating that the product candidates provide a reasonable assurance of safety and effectiveness. During the second half of 2025 we intend to submit a Q-submission (Pre-submission) for each product candidate and request a pre-submission meeting with FDA’s CDRH to confirm the potential for this regulatory path. For more information, please see “Business – Our Product Candidates – The determination process for the C&C product candidates as a Class II medical devices.”

●	The estimated timeline for marketing authorization via De Novo Classification grant for our PL-15 and PL-16 product candidates is based on taking similar steps as the steps described above for obtaining 510(k) clearance for our PL-14 product candidate. We estimate a longer period of time for the entire grant process for each of these product candidates due to possibly extended clinical trials requested by the FDA and also due to a longer review timeframe. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

In the event the FDA does not agree with our regulatory assessments regarding the C&C product candidates 510(k) for our PL-14 product candidate, and Class II De Novo pathway for our PL-15and PL-16 product candidates), the FDA may require us to go through a lengthier, more rigorous examination than we had expected (such as PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed. For more information, please see “Risks Related to the Discovery, Development and Clinical Testing of Product Candidates.”

Trap and Target ™ Product Candidates

In contrast to our C&C product candidates, the hydrogel in the T&T product candidates is formulated differently in order to provide for sustained release of the API. The content of the hydrogel (quantity and quality) in the T&T product candidates is formulated differently than the content of C&C product candidates, and therefore enable different functions: physical barrier for the C&C product candidates and API sustained release for the T&T product candidates. It is through these differences that we rationalize the different regulatory treatment of our C&C and T&T product candidates.

The T&T platform technology is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of a nasal sprayer and formulation consisting of a hydrogel and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. We aim to conduct feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, beginning in the fourth quarter of 2024 through the first quarter of 2026. Pre-clinical studies will follow and are expected to begin in the second quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the fourth quarter of 2027. Both pre-clinical studies and Phase I clinical trials are subject to securing additional financing. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the first quarter of 2025.

In March 2025, we initiated preclinical studies in evaluating our T&T platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. These studies will assess key parameters, such as drug loading capacity, release kinetics, nasal deposition and stability, laying the groundwork for further safety and efficacy testing in preclinical and clinical studies. The study will be conducted in collaboration with Professor Fabio Sonvico, Associate Professor at the Department of Food and Drug of the University of Parma (Italy) a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of our Scientific Advisory Board.

The determination process for the C&C product candidates as a Class II medical devices

According to the FDA, a product will be considered as a medical device, and subject to FDA regulation, if it meets the following criteria: 1) recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them and 2) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or 3) intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals.

Because the intended use for each of our C&C product candidates is creating a physical barrier and its primary mode of action, or PMOA, is physical, we believe that our C&C product candidates will be regulated as Class II medical devices. We believe that our PL-14 product candidate can utilize the 510(k) pathway for alleviating allergic symptoms, and that our PL-15 and PL-16 product candidates can utilize the De Novo Classification pathway for reducing the risk of nasal infections caused by COVID-19 and influenza, respectively.

Because our C&C product candidates’ mode of action is based on creating a physical barrier that is not associated to chemical action within or on the body, we believe that our C&C product candidates will be classified by the FDA and similar regulatory bodies as a medical device.

Unless an exemption applies, any medical device that is to be marketed in the United States be cleared via submission of a premarket notification (i.e., 510(k)), for class II devices, or a PMA for class III devices. Alternatively, the device can be marketed following the granting of a De Novo Classification request for devices that do not have a legally marketed predicate device. We performed an FDA medical device analysis based on the PL-14 product candidate description along with potential accessories and the proposed intended use. Based on the abovementioned criteria we believe that our PL-14 product candidate’s regulatory classification is: 21 C.F.R. § 880.5045 “Medical recirculating air cleaner” (under the product code: NUP-Cream, Nasal, Topical, Mechanical Allergen Particle Barrier) which is FDA Class II requiring a 510(k) submission. This means a 510(k) submission for FDA review is required for clearance allowing it to be marketed. To provide the best possible predicate device to establish substantial equivalency within the 510(k) submission, a review of FDA’s 510(k) database for Product Code NUP was performed, which includes several possibilities for a potential predicate device, such as Alzair, Nasalese and Bentrio with intended uses of “promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.”

Our PL-15 and PL-16 product candidates are intended to provide a barrier against COVID-19 and influenza from contacting the nasal epithelial tissue, respectively. We performed a regulatory assessment review for our PL-15 and PL-16 product candidates where the intended use includes a “nasal mechanical virus blocker” and found that there are no valid predicate devices found in the FDA’s databases matching this intended use. The lack of available predicate devices, combined with the fact that our PL-15 and PL-16 product candidates have similar risk profile as our PL-14 product candidate (due to three product candidates using the same ingredients and method of use), we believe that our PL-15 and PL-16 product candidates may be regulated as a Class II medical device if the FDA agrees and grants a De Novo Classification request. In order to assess the likelihood of approval under a De Novo pathway, during the second half of 2025 we intend to schedule a pre-submission meeting with the FDA, but have not yet communicated directly with the FDA regarding any of its C&C product candidates.

The estimated timeline for obtaining 510(k) clearance for our C&C product candidates, is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies are performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. Applicants with outstanding review issues will be notified within 100 days. However, the FDA’s time of review does not include time on “hold”, which includes any time spent by us responding to any FDA information requests, meaning that the total timeframe of the review process could take longer than anticipated. In the case of our predicate devices for our PL-14 product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business FDA clearance plan for our C&C product candidates.”

Furthermore, we believe that our PL-15 and PL-16 product candidates would nevertheless still be classified as medical devices (rather than drugs), even in the event the FDA does not agree with our regulatory assessments regarding the Class II De Novo pathway based on our review of the FDA’s September 2017 guidance document entitled “Classification of Products as Drugs and Devices and Additional Product Classification Issues: Guidance for Industry and FDA Staff”. This guidance document notes that a key difference between the statutory definition of drugs and devices is that a device “does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of its primary intended purposes”. The guidance further clarifies that the term “chemical action” is consistent with “pharmaceutical action” and also provides examples of products which have been determined to be devices, one of which is a polymer that provides a physical barrier (abdominal adhesion barrier).

We believe that our PL-15 and PL-16 product candidates will be regulated as medical device due to the following: (i) the mode of action by which each of the PL-15 and PL-16 product candidates is creating a physical barrier, and achieving this barrier is not dependent on chemical action nor is it dependent on the product being metabolized; and (ii) the polymer used in the PL-15 and PL-16 product candidates have molecular mass that is much higher than the upper cell penetration limit. Therefore, the polymers will simply lay on top of the cells and function as a physical barrier to viruses and allergens.

The determination process for the T&T product candidates as a drug-device combination product

In contrast to our C&C product candidates, the hydrogel in our T&T product candidates is formulated differently in order to provide for sustained release of the API. The content of the hydrogel (quantity and quality) in the T&T product candidates is formulated differently than to the content of C&C product candidates, and therefore enable different functions: physical barrier for the C&C product candidates and API sustained release for the T&T product candidates. It is through these differences that we rationalize the different regulatory treatment of our C&C and T&T product candidates.

The T&T platform technology is designed to allow a long residence time for the API, and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a drug-device combination product consisting of a nasal sprayer (the medical device) and a formulation that consists of a hydrogel and a generic API (the drug), which we intend to pursue under the FDA’s 505(b)(2) pathway. We aim to conduct feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, beginning in the fourth quarter of 2024 through the first quarter of 2026. Pre-clinical studies will follow and are expected to begin in the second quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the fourth quarter of 2027, both pre-clinical studies and Phase I clinical trials are subject to securing additional financing. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the first quarter of 2025.

Background related to the C&C and T&T technologies

The nasal cavity is a large, air-filled space above and behind the nose in the middle of the face. Each cavity is the continuation of one of the two nostrils. The nasal cavity is the uppermost part of the respiratory system and provides the nasal passage for inhaled air from the nostrils to the nasopharynx and rest of the respiratory tract. The nasal mucosa, also called respiratory mucosa, lines the entire nasal cavity, from the nostrils to the pharynx. A dynamic layer of mucus overlies the nasal epithelium (the outermost layer of cells of the nasal mucosa).

The nasal sub-mucosa underlies the basement membrane. This layer is made up of glands which secrete watery substances and mucus, nerves, an extensive network of blood vessels and cellular elements like blood plasma. The entire mucosa is highly concentrated with blood vessels and contains large venous-like spaces; bodies which have a vein-like appearance and swell and congest in response to allergy or infection.

Schematic illustrations of the mucosal tissue (left) and nasal cavity anatomy (right)

The nasal mucosa plays an important role in regulating the immune responses to allergens and other airborne pathogens, which enter the nose. Normally, it prevents allergens and pathogens from penetrating the nasal cavity and deleterious infections or allergic reactions. Healthy intact mucus is covering the nasal cavity and provides a physical barrier against biological assaults due to its viscous and adhesive properties. Upon extensive exposure to biological assaults the mucus may fail to provide the necessary defense which results in infection or allergic reaction. For this manner, mucoadhesive polymers can contribute to a better functionality in defense from biological assaults.

The term ‘mucoadhesion’ refers to the adhesion of specific polymers to the surface of the mucosal layer. The mucosal layer is made up of mucus, a viscoelastic fluid, which is secreted by the epithelial cells. A mucoadhesion polymer helps to promote the adhering of a given formulation to the nasal mucosa by physically interacting with the mucosa. Various properties impact the mucoadhesive of polymers, such as: (i) molecular weight; (ii) chain length; (iii) viscosity; (iv) degree of cross-linking; (v) spatial conformation; (vi) flexibility of polymer chains; (vii) concentration; (viii) charge and degree of ionization – anion>cation>non-ionic; (ix) degree of hydration; and (x) pH.

The mechanism of mucoadhesion is characterized by to two steps: contact stage and consolidation stage. The first contact stage is characterized by the initial contact between the polymers and the mucous membrane, with spreading and initiating a deep contact with the mucus layer. In the second consolidation step, the polymers are activated by the presence of moisture and as they hydrate they become mucoadhesive. Our innovative technologies consist of a unique mixture of mucoadhesive polysaccharides polymers creating a 3-dimentional network structure to better interact with mucosal tissues.

Moreover, the highly vascularized nature of the nasal cavity enabled an alternative administration route of drugs and has gained interest among pharmaceutical companies as a means of advanced method to increase residence time in the nasal cavity.

Capture and Contain TM, or C&C

We are constantly exposed to airborne contaminations, and as we breathe, these pathogens and allergens may cause serious health issues. Our proprietary C&C is based on natural 3-D polymeric network tailored to optimally adhere to the nasal mucosal surface. The polymeric network creates a physical barrier that captures and contains biological assaults such as particulate allergen or viruses from interacting with the nasal epithelial tissue.

The C&C technology consist of mucoadhesive polymers mixture optimized for the purposes of coverage and adherence to the nasal cavity as well as capturing and containing the biological assaults based on physical interactions.

Our product candidate is presented in a liquid form, which allows a rapid interaction between the polymers and the mucosa and avoid the irritating effect of powdered based formulations. In addition, our product candidate is negatively charged to allow a high degree of mucoadhesivness. Moreover, its unique structure allows a high degree of capturing and containing of variable types of biological assaults. The product candidates’ pH was adjusted to further decrease the viral viability without damaging the nasal mucosal tissue.

The innovative formulation is expected to provide a barrier against viruses and allergens from contacting the nasal epithelial tissue for approximately six hours after each nasal administration without any adverse side effects. The potential blocking of initial colonization can reduce the viral load, which helps the immune system to better control the infection. The same concept applies for blocking allergens from interacting with epithelial tissue.

As a physical barrier, our lead product candidates have the potential advantages:

●	easy to use

●	fast acting

●	non-irritant

●	non-drip

●	optimal coverage of nasal cavity

●	up to 6 hours of protection after each application

With respect to COVID-19, the virus tends to become firmly established in the nasal cavity. Then, in some cases, the virus is aspirated into the lungs where it may cause more serious disease, including potentially fatal pneumonia.

With respect to COVID-19, our C&C product candidates is designed to protect the upper respiratory tract in conjunction with additional preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene to decrease the probability of serious disease.

FDA clearance plan for our C&C product candidates

We performed a regulatory assessment review for our PL-15 and PL-16 product candidates where the intended use includes a “nasal mechanical virus blocker”. There are no regulatory classifications or predicate devices found in the FDA’s databases matching this intended use. We believe the regulatory pathway will be considered a Class II medical device without substantial equivalence, which would require a De Novo Classification request. During the first quarter second half of 2025 we intend to schedule an FDA Pre-submission meeting for both our PL-15 and PL-16 product candidates to discuss whether both would be considered as Class II medical device and to ensure FDA agreement with the proposed testing plan.

PL-14 – Nasal Allergies

Our PL-14 product candidate is scheduled to initiate its preclinical safety trials in the second quarter of 2025. We expect pivotal clinical trial to commence a few months afterward, in the fourth quarter 2025, following which we plan to submit a 510(k) application for blocking allergens from contacting the nasal epithelial tissue to the FDA.

PL-15 – COVID-19

Our PL-15 product candidate is scheduled to undergo preclinical safety trials in the second quarter of 2025. Subject to securing additional financing in an estimated amount of $2 million, we intend to initiate feasibility clinical trial to commence in the third quarter 2026 and pivotal clinical trials in the second quarter 2027. Following these trials, we plan to submit a De Novo Classification request for blocking SARS-CoV-2 from contacting the nasal epithelial tissue to the FDA.

PL-16 - Influenza

Our PL-16 product candidate is scheduled to undergo preclinical safety trials in the second quarter of 2025. Subject to securing additional financing in an estimated amount of $2 million, we intend to initiate feasibility clinical trial to commence in the first quarter 2026, and pivotal clinical trials in the third quarter 2026. Following these trials, we plan to submit a De Novo Classification request for blocking Influenza from contacting the nasal epithelial tissue to the FDA.

Study Results

Over the last 24 months our formulations have been tested for their efficacy to block different types of biological assaults from interacting with host cells. For this purpose, we used a validated and well accepted cultured cells in vitro blocking assays, to evaluate the potential of the formulation to block the human coronavirus 229E and Influenza H1N1 virus, as well as the house dust mite Der P1 and the timothy grass Phl P1 allergens. The studies have been conducted mainly by our service partner PharmaSeed Ltd., Israel’s largest GLP-certified pre-clinical CRDO specializing in translational and regenerative studies. The main goal of these studies was to evaluate our formulations for their potential to prevent cell mortality as a consequence of viral infection, or to decrease the anti-inflammatory cytokines secretion following allergens encounter. Together with the biological effect of the formulations, we evaluated their cytotoxicity effect using cytotoxic cells assay on variable cell lines (MRC5, MDCK and A549).

The viral or allergen blocking assay was performed by using specific host cells, susceptible to viral infection or allergen interaction. The host cells were treated with our formulation and challenged by viral infection or allergens. The viability of non-treated or treated cells was monitored using 3-(4,5-dimethylthiazol-2-yl)-2,5-diphenyltetrazoliumbromide (MTT) to determine the formulations’ effective concentrations.

While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, we believe that based on the results of the aforementioned studies, our formulations presented a consistent and significant (p-value < 0.05) barrier effect, as expressed in the viral blocking assays with the preservation of 100% of cell viability compare to significantly lower cell viability of cells infected with human coronavirus 229E and Influenza H1N1 (31% and 5%, respectively). In addition, our formulation presented barrier activity against the house dust mite allergen Der P1 and the timothy grass allergen Phl P1 from interacting with the host cells. This barrier effect was expressed with the inhibition of IL-8 secretion, an important protein related to inflammation, where it plays a key role in the recruitment of neutrophils and other immune cells to the site of infection.

In all tested cell lines (MRC5, MDCK and A549), no significant cytotoxicity was observed when compared to the untreated cells.

The charts below represent six, unique studies performed to demonstrate the reduction of inflammation in various cell lines after application with our C&C product candidates’ polymers. Our polymers have a mass of around 100,000 Daltons, or 100,000 Da. According to the Scientific Journal of Medicine, molecules above 1,000 Da, cannot penetrate cell lines. Because our polymers have an atomic mass much higher than the upper cell penetration limit, the polymers will simply sit on top of the cells and reduce exposure to allergens and viruses, as opposed to actually penetrating the cells and causing a chemical reaction.

UT – Untreated cells

UT+A – Untreated cells challenged with allergen

Figure 1 - The effect of the C&C technology (PL-14) in reduction the IL-8 secretion in response to dust mite allergen Der P1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05)).	Figure 2 - The effect of the C&C technology (PL-14) in reduction the IL-8 secretion in response to timothy grass allergen Phl P1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05))

Figure 3 - The effect of the C&C technology (PL-14) in reduction the IL-8 secretion in response to European hornbeam allergen Car B1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05)	Figure 4 - The effect of the C&C technology (PL-14) in reduction the IL-8 secretion in response to European dust mite allergen Der F1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05))

Figure 5 - The effect of the C&C technology (PL-15) in protection of the cells against human corona virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))

Figure 6 - The effect of the C&C technology (PL-16) in protection of the cells against influenza virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))

Figure 7 - The effect of the C&C technology (PL-15) in protection of the cells against SARS-CoV-2 Omicron BA.1 virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))

Trap and Target ™ (T&T)

Novel delivery systems are required to address unmet clinical needs. In circumstances where local or systemic administration may not be the best approach, nasal drug delivery may be a viable option. Intranasal administration is an attractive option for local and systemic delivery of many therapeutic agents.

Advantages of intranasal drugs delivery

The nasal cavity is an important target for local and systemic drug administration as well as targeting the central nervous system. Due to highly vascularization of the nasal mucosa, liquids or particles that attach to this surface can act either locally or be absorbed into the bloodstream. To treat localized diseases including congestion, sinusitis, and allergic reactions, a variety of drugs such as corticosteroids and antihistamines often are administered to the nasal cavity. The first cranial nerve, or olfactory nerve, is the only point where the central nervous system is exposed to the body’s mucosa, and it is one of six nerves that branch into the nose cavity. This means that medications can be absorbed directly into the brain, bypassing the blood-brain barrier.

Although there are many advantages for delivering medicines intranasally, there are also a few drawbacks, such as quick evacuation from the nasal canal, limited bioavailability, and difficulty getting a big enough dosage due to the limited absorption area. Our T&T technology is developed to address the abovementioned drawbacks to further improve the efficiency of intranasal administration. Based on our C&C hydrogel technology, we adjusted specific characteristic parameters and established the T&T drug delivery system for intranasal targeted drugs.

While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, the T&T platform delivery technology consist of a mucoadhesive polymers mixture designed to allow a long residence time and an intimate contact with the mucosal tissue for what we believe to be an effective delivery of medicines. The T&T platform can be tailored for different molecules to address their specific challenges thus believed to induce improved therapeutic effect. The T&T technology has been designed to enable mucoadhesion and prolonged retention at the deposition site by tailoring the physicochemical properties through composition, concentration and crosslinking of the key polymers of the formulation appears pivotal for the potential development as nasal medicinal product candidates.

The T&T platform is optimized into two main applications: local and systemic delivery.

Locally acting nasal product candidates

Several nasal products are present on the market for the treatment of local ailments of the nose. In general, they are nasal sprays and the principal APIs contained in such products are antihistamines, corticosteroids and vasoconstrictors.

Corticosteroids

Among the locally acting nasal products, intranasal corticosteroids, or INCS, are particularly interesting for their clinical and commercial value, being indicated as primary or adjunct therapy for treating nasal congestion, allergic/non-allergic rhinitis, acute rhinosinusitis, chronic rhinosinusitis with or without nasal polyposis and adenoid hypertrophy.

The efficacy and safety profiles of INCS for adults and pediatric patients is well established. The bioavailability of the CS can be increased due to the bioadhesion and viscosity of our formulations. Patents related to INCS products on the market expired recently in addition to the usage of CS as a promising treatment to COVID-19 symptoms create an opportunity for market penetration.

We aim to conduct feasibility studies for the corticosteroids product candidate of the T&T technology beginning in the fourth quarter of 2024 through the first quarter of 2026. The feasibility studies may include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation.

Systemically acting nasal product candidates

The high vascularization and high permeability of the nasal mucosa enabling systemic distribution of drugs. Nasal drug products on the market now include several indications such as hormone replacement therapy, osteoporosis, migraine, prostate cancer and vaccination against influenza. Because nasal administration avoids first-pass metabolism and the gastrointestinal tract, it is used for the delivery of APIs with low bioavailability, including peptides and proteins.

We believe that our T&T hydrogel technology can be compatible with drugs related to the central nervous system and significantly improve their bioavailability. We identify a need for improved delivery system for benzodiazepines drugs as well as for the opioid antagonist naloxone. We are currently evaluating the feasibility of these candidates in collaboration with one of the members of our Scientific Advisory Board, Prof. Fabio Sonvico (Pharmaceutical Technology, University of Parma, Italy), and will select our lead candidate to proceed to preclinical and clinical evaluations.

Benzodiazepines

Benzodiazepines, or BZDs, are widely recommended drugs in many countries around the world, as they are used to lessen anxiety, seizures, relax muscles, induce rest, or as sedatives for general anesthesia or sedation before medical procedure. Intranasal administration of benzodiazepines) is advantageous for home treatment of prolonged seizures, for pre-hospital treatment of seizures by emergency medical technicians, and for care of severely cognitively and behaviorally impaired patients when patient cooperation may be restricted.

We are planning to conduct feasibility studies for the BZD product candidates utilizing the T&T technology beginning in the fourth quarter of 2024 through the first quarter 2026. We will explore the effect of drug loading, release kinetics profile, stability, and local toxicity. Based on these feasibility studies we will identify two or three leading candidates that will be further optimized and be tested in preclinical studies for safety and efficacy. Based on the pre-clinical studies results we will proceed to conduct Phase I clinical trial.

Naloxone – an Opioid Antagonist

The current opioid overdose epidemic can be attributed to fentanyl and other super-potent opioids found in substantial numbers of recent overdoses. Providing Naloxone immediately after a person experiences respiratory depression can reverse opioid toxicity. It is possible to administer Naloxone by injection or intranasally. Ampoules and prefilled syringes of Naloxone injectables are available. In comparison with naloxone injectables, naloxone nasal spray provides several advantages to community usage, including ease of administration, minimal training requirements, and no risk of needlestick injuries. In the event of an overdose of opioids in the community, Naloxone nasal spray might be used for emergency rescue treatment. Patients who may witness an opioid overdose or are at risk of opioid overdose are advised to carry naloxone nasal spray for use in the event of an opioid overdose emergency.

We believe that the characteristic of our T&T derived formulations may provide an improved uptake profile and bioavailability of naloxone through intranasal administration due to its mucoadhesive and viscous properties. We aim to conduct feasibility studies for the naloxone product candidate of the T&T technology beginning in the fourth quarter of 2024 through the first quarter of 2026. The feasibility studies may include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation. Based on the pre-clinical study results we plan to proceed to Phase I clinical trial.

SCI-160 – Pain solution

Pain is the most common reason for physician consultation in most developed countries. It is a major symptom in many medical conditions and can interfere with a person’s quality of life and general functioning. Opioid medications can provide short, intermediate or long acting analgesia depending upon the specific properties of the medication and whether it is formulated as an extended release drug. Opioids are efficacious analgesics in chronic malignant pain and modestly effective in nonmalignant pain management. However, there are associated adverse effects, especially during the commencement or change in dose. Prolonged opioid use may cause drug tolerance, chemical dependency, diversion and addiction. The potency and availability of these substances, despite their high risk of addiction and overdose, have made them popular both as formal medical treatments and as recreational drugs. Due to their sedative effects on the medulla oblongata, opioids in high doses present the potential for respiratory depression, and may cause respiratory failure and death. In a 2013 review study published in Fundamental and Clinical Pharmacology, various studies were cited demonstrating that cannabinoids exhibit comparable effectiveness to opioids in models of acute pain and even greater effectiveness in models of chronic pain. Cannabis produces several compounds with various known activities known together as cannabinoids, such as THC and CBD. In general, cannabinoids bind and act through the two characterized CRP: CB1 and CB2. However, activation of the CB1 receptor (as for example in the case of THC) leads to unwanted psychoactive “high” and other adverse events, whereas activation of CB2 does not lead to any psychoactivity. In addition, and unrelated to the above sentence, the affinity of the cannabis derived cannabinoids to these receptors is limited and partial.

Currently available treatments are antidepressant and anticonvulsant analgesics, opioids and nonsteroidal anti-inflammatory drugs. These are inadequate to control all pain or are associated with limiting side effects (e.g., most problematic being sedation with the antidepressant and anticonvulsant group, constipation with the opioids and gastrointestinal and cardiovascular effects with the Non-steroidal anti-inflammatory drugs).

We plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the first quarter of 2025.

SciSparc License Agreement

On August 13, 2024, we entered into an exclusive patent license agreement, or the the SciSparc License Agreement, with SciSparc Ltd., or SciSparc, pursuant to which SciSparc granted us an exclusive, worldwide, royalty-bearing, sublicensable license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform, or the Licensed Patent Rights, in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

Pursuant to the terms of the SciSparc License Agreement, SciSparc is entitled to up to $3.32 million based on the achievement of certain milestones, including (i) $50,000 upon a successful preclinical safety test, (ii) $100,000 upon first patient enrolled in phase I clinical trial, (iii) $120,000 upon first patient enrolled in Phase 2a clinical trial, (iv) $150,000 upon first patient enrolled in Phase 2b clinical trial, (v) $500,000 upon first patient enrolled in Phase 3 clinical trials, (vi) $800,000 upon approval by the FDA, (vii) $800,000 upon approval by an EU regulatory body, and (viii) $800,000 upon regulatory approval in any additional jurisdiction. Additionally, SciSparc is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that comprises, contains and/or incorporates and/or is based on the Licensed Patent Rights, or a Licensed Product, and sublicense income that we may receive until the longer of (i) fifteen years from the date of the first sale of a Licensed Product (on a country-by-country basis), and (ii) the last to expire valid claim of any licensed patents with respect to a Licensed Product in such country.

Under the SciSparc License Agreement, we have the right to grant sublicenses for the Licensed Patent Rights, to any sublicense that meets the following criteria: (i) not being involved in legal proceedings against the Licensor and (ii) having equity of at least $5.0 million (as shown in the most recent audited financial statements or other applicable financial reports if audited statements are not required and no such financial statements are available). In such cases, we must pay SciSparc 25% of any proceeds generated from such sublicenses, including proceeds from granting the sublicense. The other terms of the sublicense agreement must be consistent with the SciSparc License Agreement.

We may terminate the SciSparc License Agreement for cause upon six months’ prior written notice to SciSparc and payment of all amounts owed to SciSparc through the effective date of such termination. SciSparc may terminate the SciSparc License Agreement if we (or the sublicensee) (i) cease to invest sufficient resources in the development efforts of the Licensed Products or our T&T technology at any time during the term of the SciSparc License Agreement, or (ii) fail to invest at least $300,000 in such development efforts of the Licensed Products or our T&T technology during the first three years of the term of the SciSparc License Agreement. If SciSparc is entitled to terminate the SciSparc License Agreement because we did not cure a breach of the SciSparc License Agreement to SciSparc’s satisfaction, we will be given an additional six months to sell the license on to a buyer who will step into our shoes. If we find a buyer, SciSparc will be given the right to purchase the license back under the same conditions. After this period, if we failed to sell the license, the SciSparc License Agreement will be terminated.

Our Strengths

We believe that our experienced results-oriented management team, promising IP portfolio, scalable robust business model and multiple product candidates validating our technologies gives us a distinct advantage in the marketplace.

●

People:

Our leadership team has a vast industry experience. Our management team has over 15 years (on average) of experience in life science companies. Our board of directors have vast experience in the life sciences industry as well as strong financial background. We believe that the holistic knowhow of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of world-renowned academics and thought leaders with expertise in drug delivery systems, Chemistry and Pharmaceuticals.

●

Process:

We are developing and optimizing set of business processes including pre-clinical and clinical development, quality and regulatory processes. These processes can contribute shortening the time to market of our future product candidates position us with a competitive value in the competition landscape. The regulatory path for the C&C product candidates will be Class II 510 (k). With regards to the T&T platform technology development process our feasibility set of studies is well defined and accepted in the intranasal delivery industry. We focus on already approved APIs (corticosteroids, benzodiazepines and naloxone) to shorten the clinical and regulatory processes time towards 505(b)(2) approval.

●

Adaptable Technology:

Our C&C hydrogel technology is tunable and can provide a solution against a wide range of biological assaults based on its versatile morphological properties. Our T&T drug delivery platform is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. The T&T platform can be tailored for different drugs to address their specific challenges thus believed to induce improved therapeutic effect. Both technologies are relatively easily adjusted and can potentially provide solutions in a rapid manner to new medicinal challenges.

Market Opportunities

We believe that our technologies have the potential to provide solutions to a broad range of unmet needs in the healthcare market. With our C&C technology, we aim to introduce solutions to address common medical and public health challenges, such as allergic rhinitis and nasal viral infections, including COVID-19. Looking towards the future, the COVID-19 pandemic highlighted the need for action at the global level to invest in technologies, tools and solutions that will help overcome the next world health crisis. We believe our technology can play an important role in aiding nations and global organizations to combat viral outbreaks. While people across the world have become accustomed to preventative measures such as vaccination, wearing masks, keeping social distance and maintaining proper hygiene, we believe that there is an obvious need for a broader arsenal of more technologically advanced tools to help protect people as they return to normal routine.

With our T&T technology, we aim to address challenges in the markets of: allergic and non-allergic rhinitis by local intranasal delivery of corticosteroids; for systemic delivery of CNS related drugs for the growing markets of combatting opioid overdose using intranasal naloxone, and benzodiazepines for seizure clusters.

C&C Technology Market Opportunities

The human body is under constant external threats. Allergens, viruses and other toxins commonly penetrate our body’s defenses, first through its mucosal membranes, such as the lining of the mouth, nose, and eyes. While our immune system is typically well-equipped to fend-off or manage such threats, even common colds, influenza, and allergies continue to affect hundreds of millions of people every year.

Nasal gels and nasal sprays have emerged as a promising approach to block viruses and allergens from contacting the nasal epithelial tissue. According to an August 2024 Fortune Business Insights report, titled Nasal Spray Market Size, Share and COVID-19 Impact Analysis, the nasal spray market is expected to gain market growth in the forecast period of 2023 to 2030. Fortune Business Insights analysts valued the total market size to account to $49.54 billion by 2030 growing at a compound annual growth rate, or CAGR, of 8.8% in the above-mentioned forecast period. Rising infections, as well as allergic conditions are major growth-driver of the market.

Additionally, certain advantages offered by these products, such as efficient and painless drug delivery, ease of availability, and convenience to patients are expected to drive market growth during the forecast period.

Other trends that are impacting the market are an increasing prevalence of respiratory disorders and significant pipeline of potential product candidates and their expected launches. Both are anticipated to drive market growth in the forecast period.

Market for SARS-CoV-2/COVID-19

As of August 2024, according to the World Health Organization Covid-19 Dashboard, more than 7 million COVID-19 fatalities have been reported worldwide. While global vaccination efforts have curbed new infections, even complete vaccination is not a guarantee against further spreading and contracting of the disease. Certain variants of COVID-19 are also considered to cause more infections and spread faster than the original strain of the virus, and the CDC expects that additional variants of the virus will continue to occur. Furthermore, the efficacy of vaccinations is limited by time. For example, with respect to the Pfizer-BioNTech COVID-19 vaccines, booster doses are recommended for certain adults after six months post vaccination. Also, vaccination efforts in emerging and developing countries are lagging significantly, posing the risk of causing new growth of infections and deaths.

According to a January 2023 Transparency Market Research report, titled COVID-19 Therapeutics Market, the global COVID-19 therapeutics market is forecasted to reach USD 16.2 billion in 2031.

Market for Influenza and Common Cold Viruses

In March 2019, the World Health Organization introduced guidelines, titled Global Influenza Strategy 2019-2030, to combat the 1 billion cases worldwide, three to five million of which are typically severe, and 290,000-650,000 influenza-related respiratory deaths. According to a March 2024 Statista report, titled Cold and Cough Remedies Report, the global cold and cough remedies market is valued at $42.65 billion in 2024 and is expected to grow at a CAGR of 6.18% from 2024 to 2029.

Market for Allergic Rhinitis

Allergic rhinitis is another vexing health problem and troubling factor in global health care. It causes discomfort, illness, and even disability to hundreds of millions of people worldwide, with an estimated prevalence ranging from 10% to 20% in the United States and Europe. Accordingly, global per capita healthcare spending has increased exponentially due to the myriads of potential treatments and diagnostic methods. This has resulted in a call for more effective, better quality, and more rapid diagnostic methods, which, in turn, creates significant market and growth opportunities for players offering new effective treatment options. According to a January 2023 Global Market Insights report, titled Allergic Rhinitis Drugs Market, the global therapeutic market for allergic rhinitis is projected to reach $16 billion by 2032, growing at a CAGR of 2.5% from 2023 to 2032.

One of the fastest-growing products in the nasal gel sector are allergen blockers. According to an October 2023 Infinium Global Research report, titled Allergen Blocker Market, the global allergen blocker market will reach $214.5 million in 2030, growing at a CAGR of 3.64% during 2023-2030. The global allergen blocker market is primarily driven by the increasing prevalence of allergies worldwide, which drives the demand for products aimed at alleviating allergy symptoms.

The C&C technology serviceable available market is the segments of nasal blockers derived from COVID-19, influenza, common cold and nasal allergies markets. It can be estimated that the nasal blockers market including viral blocking blockers is significantly higher than the allergen nasal blocker market.

Prospective studies published between 2019 and 2021, including a January 2021 Journal of Pain Management report, titled Clinical Pharmacokinetics and Pharmacodynamics of Nasal Sprays for Acute Migraine Treatment, a March 2020 Journal of Pharmaceutical Sciences and Research report, titled Advantages of Intranasal Drug Delivery System, and an August 2019 Patient Preference and Adherence report, titled Patient Preferences in Medication Administration: A Study of Nasal Sprays vs. Other Delivery Methods, have demonstrated that a key driver for patients preferring a nasal spray is speed of onset. The ease of administration of the intranasal products plays a vital role in improving their compliance. Several factors driving the growth of intranasal markets. Some of which related to the general intranasal markets while other related to more specific intranasal markets such as the nasal blockers and drug delivery.

Drivers for the general intranasal market

●	Ongoing R&D activities as well as private and government investments in the healthcare industry to introduce novel strategies to treat complex allergies and to deliver drug alternatively are expected to positively impact the intranasal market’s revenue growth.

●	In recent years, the disparities in healthcare, medical remedies, and treatments have led to an increasing number of people choosing to self-medicate with over-the-counter drugs rather than see a doctor.

●	According to a Health Awareness report titled, Prevalence of Pain and Fear as Barriers to Vaccination in Children – Systematic Review and Meta-Analysis, published in December 2022, the fear of needles in children and the safe injection of vaccinations into the body by nasal spray stimulate market growth of other intranasal products. For the population of people with a phobia for needles, a gel or sprays is a massive relief for them. Most people prefer other forms of medication or drug delivery rather than injecting.

●	Rising adoption of nasal sprays due to ease of administration.

Drivers for the Capture and Contain TM related markets

●	Rising prevalence of allergies, particularly those caused by airborne allergens, is driving the demand for allergic rhinitis treatment devices, according to an October 2024 market research survey conducted by Fact.MR, titled Allergic Rhinitis Treatment Devices.

●	The increasing adoption rate of OTC products is leading to high market penetration and is boosting the growth of the global nasal market. An increasing number of pharmaceuticals companies, supermarkets, drug stores, and retail stores offer many opportunities for the market’s growth. According to the Australian publication, Health Direct, in a report last reviewed by the publisher in April 2024, more than 200 viruses worldwide can cause cold, and adults are susceptible to these viruses about 2 to 4 times a year. The same source also suggests that cold and influenza symptoms are generally mild to moderate and self-limiting, which propels the demand for prevention approaches, fueling the growth of the nasal barriers market.

●	The debilitating effects of influenza and the effect of the global pandemic have been the major growth factors for effective blockers. The coronavirus pandemic infested fear due to its viral nature, which encouraged people to get vaccinated against influenza to improve their immune system and to seek multiple solutions while facing the challenge of the COVID-19 pandemic.

●	Growing awareness regarding allergy immunotherapy, increased public awareness regarding regular medical check-ups, and increased healthcare expenditure are other key factors contributing to the market’s revenue growth.

T&T Technology Market Opportunities

According to a December 2023 report by The Brainy Insights, titled Nasal Drug Delivery Market Size by Container, the global market for intranasal drug delivery is projected to reach $136.46 billion by 2032, growing at a CAGR of 7.18%. Factors such as increasing patient inclination for nasal drug delivery and growing acceptance of self-administration of drugs are driving the progress of nasal drug delivery market. The easy administration and enhanced efficacy have improved patient inclination for the nasal drug transfer which subsequently has boosted the demand for global market for the nasal drug delivery. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can be majorly attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can majorly be attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. In addition, the nasal route offers a less hostile environment as compared to the gastro-intestinal route; this enables better absorption of drugs. Moreover, nasal drug delivery, unlike some other routes of drug delivery, does not require any sterile method for administering drugs into the body. The easy administration of these drugs plays a crucial role in improving compliance to drug therapies among patients, which in turn drives patient outcomes. Considering these factors, the preference for nasal drug delivery is increasing among patients and healthcare providers.

The nasal cavity is mainly used for treatment of local diseases of the upper respiratory tract such as nasal congestion, nasal infections and nasal allergic diseases e.g., allergic rhinitis. However, in the last decades the nasal cavity has also been exploited for systemic delivery of small molecular weight drugs, especially where a rapid onset of action is required. Examples of such marketed nasal products are drugs for treatment of migraine such as, zolmatriptan (Zomig®), sumatriptan (Imitrex®) and butorphanol tartrate (Stadol NS), treatment of severe pain such as fentanyl (PecFent®; Instanyl®), for smoking cessation (Nicorette®) and for treatment of menopausal symptoms (Aerodiol®).

In March 2025, we initiated preclinical studies in evaluating our T&T platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. The ongoing opioid epidemic, largely driven by fentanyl and other synthetic opioids, has led to a dramatic rise in overdose fatalities worldwide. Naloxone, an FDA-approved opioid antagonist, has been shown to reverse opioid toxicity when administered promptly after respiratory depression occurs. According to Vantage Market Research, the global Naloxone market is projected to reach $2.47 billion by 2032, growing at a CAGR of 11%, and the Naloxone intranasal spray market alone is expected to reach $1.4 billion by 2030. Intranasal delivery of Naloxone presents several advantages, including ease of administration, eliminating the need for trained medical personnel, reduced risk of needlestick injuries and increased accessibility, allowing emergency responders, caregivers, and at-risk individuals to carry and use it effectively.

Intranasal corticosteroids market opportunities

According to a research article published in June 2023 by Future Market Insight, titled Global Intranasal Corticosteroids Market, the INCS products market is estimated to reach $11.2 billion by 2033. INCS remain the most effective treatment option for nasal symptoms associated with moderate to severe allergic rhinitis.

The global market for INCS experienced growth over past few decades driven by the increased prevalence of condition like allergic rhinitis and Chronic Obstructive Pulmonary Disease. This increased prevalence has impacted infants, young children, and the elderly population suffering from these conditions. Most corticosteroids used are for treatment of seasonal allergic rhinitis caused due to aeroallergens.

Our serviceable available market for local intranasal delivery of corticosteroids is the segments of intranasal gels and nasal corticosteroids markets which we believe to be approximately $700 million.

Intranasal Benzodiazepines market opportunities

According to a 2024 Polaris Market Research report, titled Benzodiazepine Drugs Market, the benzodiazepines drug market is expected to reach $4.2 billion by 2032, which reflects a CAGR of 3.7% during 2024-2032. The demand for benzodiazepines is being driven by an increase in the number of people who are suffering from medical disorders such as muscle spasms, insomnia, anxiety, seizure and other mental health conditions. Moreover, a high preference for benzodiazepine drugs over other psychoactive medications is expected to increase the prescription volume, thereby fueling the overall market growth. Furthermore, the high prevalence of epilepsy worldwide will increase the need for benzodiazepine drugs during the forecasted timeframe. According to a February 2024 report published by the World Health Organization, titled Epilepsy Key Facts, around 50 million people worldwide have epilepsy, making it one of the most common neurological diseases globally. Nearly 80% of people with epilepsy live in low- and middle-income countries. 30% of uncontrolled epilepsy patients also experience seizure clusters. The market for high income countries can be estimated around 10 million patients. According to a September 2022 market research survey conducted by Fact.MR, titled Benzodiazepine Drugs Market Outlook 2022-2032, the market for Benzodiazepines for seizure clusters is estimated to be around $700 million.

Intranasal Naloxone market opportunities

Opioid abuse is one of the leading causes of drug overdose and death globally. Naloxone is an opioid antagonist designed to rapidly reverse opioid overdose. The growing need for an effective treatment and rising number of opioid dependent patients driving the growth of naloxone market in the United States. According to an August 2023 report published by the World Health Organization, titled Opioid Overdose, more than 25 million people are being affected annually making it a serious global concern.

According to Custom Market Insight report published in December 2023, titled Global Naloxone Market 2024–2033, the global naloxone market is expected to grow to $2.47 billion in 2032, at a CAGR of 11% between 2023 and 2032. The naloxone market is propelled by several growth factors including the urgent need to mitigate the opioid crisis, with naloxone being a crucial life-saving intervention for opioid overdoses, the increasing cases of opioid abuse and overdoses across various demographics underscore the demand for effective naloxone solutions, efforts to enhance naloxone accessibility through distribution programs and community initiatives contribute to market growth. In addition, supportive legislative measures, including the expansion of naloxone access and Good Samaritan laws, foster a conducive environment for market development.

According to a Vantage Market Research report published in February 2022, titled Naloxone Spray Market Global Industry Assessment and Forecast, the naloxone intranasal spray market is projected to attain a value of $1.4 billion by 2030. Increased launches and approvals of novel naloxone spray products are expected to be a major factor in the market’s growth in the future years.

Intranasal SCI-160 pain solution market opportunities

According to an August 2024 report by Precedence Research, titled Pain Management Therapeutics Market Size, the global pain management drugs market size was estimated at $78.14 billion in 2022 and is projected to hit around $115 billion by 2032, growing at a CAGR of 3.94% during the forecast period 2023 to 2032. North America dominated the global market and captured more than 45% revenue share in 2022.

In a July 2020 International Journal of Surgery article, titled Trauma of Major Surgery: A Global Problem That Is Not Going Away, it was reported that according to the U.S. National Center for Health Statistics, over 310 million major procedures are performed annually, of which approximately 40 to 50 million are in the U.S. and 20 million in Europe. Moreover, there is a rise in the rate of surgeries worldwide which is the primary reason for the growing consumption of pain management drugs. Subsequently, the increased cancer therapies associated with pain incidence and a rising geriatric population having various therapies drive the market. Consumer preference for pain management therapies is influenced by their high availability, ease of access, heightened awareness, cost-effectiveness, and rapid relief.

Furthermore, rising road accidents due to the increasing number of vehicles and traffic violations lead to related trauma injuries, which create demand for pain management post surgeries. According to a December 2023 World Health Organization report, titled Global Status Report on Road Safety 2023, 1.19 million people die yearly from road traffic crashes. Between 20 and 50 million people suffer from non-fatal injuries, with many incurring a disability due to their injury.

Drivers for the Trap and Target TM related markets

●	Surging interest in controlled and/or sustained release drug delivery systems across many therapeutic areas is a key factor expected to contribute to the intranasal drug delivery market growth.

●	Recent technological developments contribute to the growth of the U.S. intranasal drug delivery market.

●	During the past few years there is a trend towards an increased approvals of intranasal treatment for various disorders, this trend assumed to boost this market growth.

Drivers for the corticosteroids intranasal market

●	Increasing number of people suffering from allergic rhinitis together with inflammation of the nose is a major factor driving the global INCS market.

●	Prevalence of allergic rhinitis in children found to be increased in several regions and is projected to drive the INCS market.

Drivers for the benzodiazepines intranasal market

●	Rise in prevalence of anxiety and seizures is a major driver of the global benzodiazepine drugs market. Current lifestyle and urban life have made peoples’ lives more stressful, which leads to mental disorders such as depression, anxiety, panic, and maniac conditions

●	Increased adoption of generic drugs and comparatively higher prescriptions for benzodiazepines in general, as compared to other psychoactive drugs, also drive the intranasal BZD market.

Drivers for the naloxone intranasal market

●	Growing prevalence of opioid overdoses results in increased number of deaths involving synthetic opioids in recent years.

●	Government campaigns in the U.S. regarding the awareness of opioid dependence and related risks increased during the past years which create a driven force to the intranasal market of naloxone.

Competition

The pharmaceutical and medical device industries are characterized by constantly introduced new technologies, strong competition and various innovative products that may be similar to ours being developed by several pharmaceutical and medical device companies, public and private universities and research organizations.

Our competitors, either alone or through their strategic partners, have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of medical devices, obtaining the FDA and other regulatory clearances of those devices and commercializing those devices around the world.

Competition related to the C&C TM technology

We face competition at various levels and from various competitors. This includes competition based on different forms of treatment, including vaccination or allergen immunotherapy, protective gear, such as face masks, and remedies that merely treat symptoms. Our main competitors are companies promoting nasal barrier products, which are described in the chart below:

The features described above translate to product candidate characteristics of non-drip, non-irritate, optimal coverage of the nasal cavity and relatively prolonged retention of the nasal epithelial tissue. We believe that a product candidate with these characteristics will make a user-friendly product candidate with significant market opportunities.

Competition related to the T&T TM technology

Intranasal corticosteroids for allergic/non-allergic rhinitis

The most preferred treatment for allergic rhinitis is the INCS approach. Although all INCSs are considered safe and effective for this indication, different products differ in formulation form (e.g., powder, gel or liquid solution), potency, molecular structure features and physicochemical and pharmacokinetic properties that may result in differences in clinical efficacy and safety. We believe that the T&T technology can bring a value proposition to the selected drugs by improving its bioavailability profile.

Some of the dominant players in the global INCS market include Sanofi, GlaxoSmithKline plc. Merck Sharp Dohme, McNeil Consumer Healthcare, Sunovion Pharmaceuticals Inc, Teva Branded Pharm, Ivax Pharmaceuticals Incorporated, AstraZeneca and more. In addition, presence of small and local manufacturers across the countries will account for competitiveness in intranasal corticosteroids market.

Intranasal benzodiazepines for seizure clusters

The first intranasal BZD first product Nayzilam® (midazolam) nasal spray by UCB Biopharma SPRL was approved by the FDA in November 2019 for the acute treatment of intermittent, stereotypic episodes of frequent seizure activity (i.e., seizure clusters, acute repetitive seizures) that are distinct from a patient’s usual seizure pattern in patients with epilepsy aged 12 years or older. Net sales in the United States in the first six months of 2020 were $12.6 million, $17.25 in second quarter of 2020 and $24.15 in first quarter of 2021, representing a growth of ~ 40% between each quarter.

Intranasal naloxone for opioid overdose

The FDA approved on April 2019 the first generic naloxone hydrochloride nasal spray, commonly known as Narcan®, a life-saving medication that can stop or reverse the effects of an opioid overdose. Narcan sales in the US in 2020 was $311 million. In the third quarter of 2021 Narcan® nasal spray sales reached $133 million, 50% increase with regards to the equivalent quarter of 2020.

In April 2021, the FDA approved an 8 mg dose naloxone hydrochloride nasal spray (Kloxxado®; Hikma Pharmaceuticals) for the emergency treatment of known or suspected opioid overdose in adult and pediatric patients. This product is a higher dosage of naloxone hydrochloride than the 2 mg and 4 mg dosage product previously approved by the FDA (Narcan®).

Bioavailability and rapid onset are among the desirable features for intranasal naloxone and several companies around the globe have nasal naloxone as part of its development pipeline: Emergent BioSolutions, Pfizer, Teva Pharmaceutical Industries Ltd., Opiant Pharmaceuticals, Hikma Pharmaceuticals, Nasus Pharma, Amphastar Pharmaceuticals, Indivior PLC, Samarth Pharma Pvt. Ltd., Troikaa Pharmaceuticals Ltd., and Neon Laboratories Limited.

Research and Development Activities

In November 2024, we entered into a master services agreement with Eurofins Amatsiaquitaine S.A.S., or Eurofins, a leading European-based Good Manufacturing Practice (GMP) manufacturer. Under this agreement, we will engage Eurofins for certain services in preparation for a clinical trial that is expected to commence in 2025, including the supply of clinical trial material (CTM) for PL-14 allergy blocker.

We shall pay Eurofins for their services under the agreement based on the data we provided and under standard execution conditions for service delivery. We shall also be responsible for certain pre-approved ancillary fees associated with the services. We have agreed to reimburse Eurofins for certain expenses following our prior written approval.

The agreement has an initial term of three years, which may be extended by mutual agreement between us and Eurofins. We may terminate the agreement without cause by providing Eurofins with two months’ prior written notice. Additionally, either party may terminate the agreement if the other fails to fulfill any of its obligations and does not adequately remedy such failure within thirty days of receiving written notice from the non-defaulting party, or if the failure cannot be remedied. The agreement shall automatically terminate if a party is dissolved or liquidated, files or has filed against it a petition under any bankruptcy or insolvency law, makes an assignment for the benefit of its creditors or has a receiver appointed for all or substantially all of its property, or experiences an event analogous to any of the foregoing in any jurisdiction in which any of its assets are situated.

Manufacturing

In addition, we currently rely on and expect to continue to rely on third parties for the supply of raw materials and to manufacture supplies for clinical trials of our product candidates. For the foreseeable future, we expect to continue to rely on such third parties for the manufacture of our product candidates on a clinical and thereafter on commercial scale, if any of our product candidates receive regulatory approval or clearance.

Regulation

Government Regulation and Approval Process

According to FDA guidelines, a product will be considered as a medical device, and subject to FDA regulation, if it meets the definition of a medical device per Section 201(h) of the FFDCA

Per Section 201(h) of the FFDCA, a medical device is an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent, or other similar or related article, including a component part, or accessory which is:

●	recognized in the official National Formulary, or the United States Pharmacopoeia, or any supplement to them;

●	intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals; or

●	intended to affect the structure or any function of the body of man or other animals, and which does not achieve its primary intended purposes through chemical action within or on the body of man or other animals.

In addition, it must not achieve its primary intended purpose(s) through chemical action within or on the body of humans or other animals. Further, it cannot be dependent upon being metabolized for the achievement of its primary intended purposes.

Because the intended use for each of our C&C product candidates is creating a physical barrier and its PMOA is physical, we believe that our C&C product candidates will be regulated as Class II medical devices. We believe that our PL-14 product candidate can utilize the 510(k) pathway for alleviating allergic symptoms, and that our PL-15 and PL-16 product candidates can utilize the De Novo Classification pathway for reducing the risk of nasal infections caused by COVID-19 and influenza, respectively.

Device Approval Process

Unless an exemption applies, any medical device that is to be marketed in the United States be cleared via submission of a premarket notification (i.e., 510(k)) for Class II devices, or a PMA for Class III devices. Alternatively, the device can be marketed following the granting of a De Novo Classification request for devices that do not have a legally marketed predicate device. We performed an FDA medical device analysis based on our PL-14 product candidate’s description, along with potential accessories and the proposed intended use. We believe our PL-14 product candidate’s classification is: 21 C.F.R. § 880.5045 “Medical recirculating air cleaner” (under the product code: NUP-Cream, Nasal, Topical, Mechanical Allergen Particle Barrier) which is FDA Class II requiring a 510(k) submission. This means a 510(k) submission for FDA review is required for clearance allowing it to be marketed. To provide the best possible predicate device to establish substantial equivalency within the 510(k) submission, a review of FDA’s 510(k) database for Product Code NUP was performed, which includes several possibilities for a potential predicate device, such as Alzair, Nasalese and Bentrio with intended uses of “promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens”.

To obtain 510(k) clearance, a company must submit a premarket notification demonstrating substantial equivalence between the proposed device, and a legally marketed “predicate” device, which is defined as a legally marketed device, that (i) was legally marketed prior to May 28, 1976, for which the FDA has not yet called for submission of a PMA application; (ii) has been reclassified from Class III to Class II or Class I; (iii) has been cleared through the 510(k) premarket notification process; or (iv) has been previously determined to be exempt from the 510(k) process.

Substantial equivalence means that the proposed device has the same intended use and the same technological characteristics as the predicate device, or if the new device has different technological characteristics, that the device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. We have identified three such predicate devices, Alzair, Nasalese and Bentrio, and plan to reference them in our planned 510(k) submission.

Our PL-15 and PL-16 product candidates are intended to provide a barrier against COVID-19 and influenza from contacting the nasal epithelial tissue, respectively. We performed a regulatory assessment review for our PL-15 and PL-16 product candidates where the intended use includes a “nasal mechanical virus blocker” and found that there are no valid predicate devices found in the FDA’s databases matching this intended use. The lack of available predicate devices, combined with the fact that our PL-15 and PL-16 product candidates have similar risk profile as our PL-14 product candidate (due to three product candidates using the same ingredients and method of use), we believe that our PL-15 and PL-16 product candidates may be regulated as a Class II medical device if FDA agrees and grants a De Novo Classification request. In order to assess the likelihood of approval under a De Novo pathway, during the second half of 2025 we intend to schedule a pre-submission meeting with the FDA, but have not yet communicated directly with the FDA regarding any of its C&C product candidates.

For the clinical studies planned for PL-15 and PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2025, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-15 and PL-16.

We believe the time frame of 15 months between the planned pre-sub meeting and the planned initiation of clinical trials is sufficient for the completion of IDE-enabling preclinical studies, preparation of clinical study protocol(s), design control documentation and manufacturing documentation to enable an IDE filing.

The estimated timeline for obtaining 510(k) clearance for our C&C product candidates, is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies are performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. Applicants with outstanding review issues will be notified within 100 days. However, the FDA’s time of review does not include time on “hold”, which includes any time spent by us responding to any FDA information requests, meaning that the total timeframe of the review process could take longer than anticipated. In the case of our predicate devices for our PL-14 product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

Many foreign countries in which we intend to market our PL-14 product candidate have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

In order to sell our product candidates in member states of the European Union, or the EU, our product candidates must comply with the general safety and performance requirements of the EU Medical Devices Regulation, or Regulation (EU) No 2017/745), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC).

Compliance with these requirements is a prerequisite to be able to affix the CE mark to our product candidates, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product candidates standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the general safety and performance requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the general safety and performance requirements.

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the product candidates during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its product candidates with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product candidates conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our product candidates, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our product candidates in these three countries.

Manufacturers must demonstrate that their devices conform to the relevant essential requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Conformity assessment procedures for all but the lowest risk classification of devices involve a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities. Manufacturers usually have some flexibility to select a notified body for the conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its product candidates. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product candidates, and post-market experience in respect of similar product candidates already marketed. Notified bodies also may review the manufacturer’s quality systems. If satisfied that the product candidates conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE Mark. Application of the CE Mark allows the general commercializing of a product candidates in the EU. The product candidates can also be subjected to local registration requirements, depending on the country.

In May 2017, the EU adopted a new Medical Devices Regulation (EU) 2017/745 (MDR), which will repeal and replace the MDD with effect from May 26, 2021. The MDR clearly envisages, among other things, stricter controls of medical devices, including strengthening of the conformity assessment procedures, increased expectations with respect to clinical data for devices and pre-market regulatory review of high-risk devices. The MDR also envisages greater control over notified bodies and their standards, increased transparency, more robust device vigilance requirements, and clarification of the rules for clinical investigations. Under transitional provisions, medical devices with notified body certificates issued under the MDD prior to May 26, 2021, may continue to be placed on the market for the remaining validity of the certificate, until May 27, 2024, at the latest. After the expiry of any applicable transitional period, only devices that have been CE marked under the MDR may be placed on the market in the EU.

Device Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s Investigational Device Exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB. The IRB is responsible for the initial and continuing review of the study and may pose additional requirements for the conduct of the study. If an IDE application is allowed to go into effect by the FDA and the study approved by the reviewing IRB(s), human clinical trials may begin at a specific number of investigational sites with a specific number of subjects as set forth in the study protocol. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate review from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and allowed to go into effect by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Pharmaceutical Approval Process (nasal delivery)

The clinical testing, manufacturing, labeling, storage, distribution, record keeping, advertising, promotion, import, export, and marketing, among other things, of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the FFDCA, regulates pharmaceutical products and medical devices in the United States.

The steps required before a drug may be approved for marketing in the United States generally include:

●	the completion of pre-clinical laboratory tests and animal tests conducted under GLP regulations;

●	the submission to the FDA of an Investigational New Drug, or IND application for human clinical testing, which must become effective before human clinical trials commence;

●	the performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication and conducted in accordance with current GCPs;

●	the submission to the FDA of a NDA;

●	the FDA’s acceptance of the NDA;

●	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product candidates is made to assess compliance with cGMPs; and

●	the FDA’s review and approval of an NDA prior to any commercial marketing or sale of the drug in the United States.

The testing and approval process requires substantial time, effort, and financial resources, and the receipt and timing of any approval are uncertain.

Pre-clinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the pre-clinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries. The FDA, the IRB, or the clinical trial sponsor may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the study. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

●	Phase 1. Phase 1 clinical trials represent the initial introduction of a product candidate into human subjects, frequently healthy volunteers. In Phase 1, the product candidate is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion, and pharmacodynamics.

●	Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the product candidate for specific indications, (2) determine dosage tolerance and optimal dosage, and (3) identify possible adverse effects and safety risks.

●	Phase 3. If a product candidate is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to Phase 3 clinical trials to further demonstrate clinical efficacy, optimal dosage, and safety within an expanded patient population at geographically dispersed clinical study sites.

Phase 4 clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-market requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

The results of pre-clinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition, and quality of the product candidates, are submitted to the FDA in the form of an NDA requesting approval to market the product candidates. The NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is insufficient for approval and require additional pre-clinical, clinical, or other studies.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product candidates is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product candidates has orphan designation, a pediatric assessment may still be required for any applications to market that same product candidates for the non-orphan indication(s).

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. Under the Prescription Drug User Fee Act, the FDA sets a goal date by which it plans to complete its review. This is typically 12 months from the date of submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product candidates is manufactured and will not approve the product candidates unless the manufacturing facility complies with cGMPs and may also inspect clinical trial sites for the integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit, and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor the safety or efficacy of a product candidates.

After the FDA evaluates the NDA and conducts inspections of manufacturing facilities where the drug product candidates and/or its API will be produced, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, pre-clinical studies, or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. The FDA could also approve the NDA with a Risk Evaluation and Mitigation Strategy, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product candidate’s safety and effectiveness after commercialization.

FDA Regulation of Combination Product Candidates

The FDA has specified a definition for the term “combination product,” which includes: (1) a product comprised of two or more regulated components, e.g., drug/device, biologic/device, drug/biologic, or drug/device/biologic, that are physically, chemically, or otherwise combined or mixed and produced as a single entity; (2) two or more separate product packaged together in a single package or as a unit and comprised of drug and device product, device and biological product, or biological and drug product; (3) a drug, device, or biological product candidates packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device, or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, e.g., to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or (4) any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

The FDA is divided into various “Centers” by product type such as the Center for Drug Evaluation and Research, or CDER, the Center for Biologics Evaluation and Research, or CBER, or the CDRH. Different Centers review drug, biologic, or device applications.

The FDA is charged with assigning a Center with primary jurisdiction, or a lead Center, for review of a combination product. That determination is based on the primary mode of action, or PMOA, of the combination product. Thus, if the PMOA of a device-biologic combination product is attributable to the biologic product, CBER, which is responsible for premarket review of the biologic product, would have primary jurisdiction for the combination product. If there are two independent modes of action, neither of which is subordinate to the other, the FDA makes a determination as to which center to assign the product based on consistency with other combination product raising similar types of safety and effectiveness questions or to the center with the most expertise in evaluating the most significant safety and effectiveness questions raised by the combination product.

The FDA has also established an Office of Combination Product to address issues surrounding combination product and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination product, and for assignment of the FDA center that has primary jurisdiction for review of combination product where the jurisdiction is unclear or in dispute.

After formally establishing the PMOA through an applicant’s Request for Designation, the Center that regulates that portion of the product that generates the PMOA becomes the lead evaluator. When evaluating an application, a lead Center may consult other centers but still retain complete reviewing authority, or it may collaborate with another Center, wherein the lead Center assigns concurrent review of a specific section of the application to another Center, delegating its review authority for that section.

Typically, the FDA requires a single marketing application submitted to the Center selected to be the lead evaluator, although the agency has the discretion to require separate applications to more than one Center. One reason to submit multiple evaluations is if the applicant wishes to receive some benefit that accrues only from approval under a particular type of application, like new drug product or orphan drug exclusivity. If multiple applications are submitted, each may be evaluated by a different lead Center. When submitting multiple applications, the applicant may be subject to the payment of two user fees, but a waiver of such fees may be obtained under certain limited circumstances.

The FDA may subject a combination product to two or more sets of legal authorities, e.g., drug/device, biologic/device, drug/biologic drug, but it has the authority to deem one set of legal authorities sufficient. FDA’s standard of review for a combination product application and the applicable legal authority or authorities will depend on a case-by-case basis evaluation of the scientific and technical issues and risk profile relevant to a combination product and its constituent parts. Because of the breadth and complexity of this analysis in each case, no single regulatory paradigm is appropriate for all combination product.

After receiving FDA approval or clearance, an approved or cleared product must comply with post-market safety reporting requirements applicable to the product based on the application type under which it received marketing authorization. In the case of current good manufacturing practices, or cGMP, the applicant may take one of two approaches: (1) complying with cGMP for each constituent part, or (2) a streamlined approach specific to combination product, subject to certain limitations.

We believe the FDA will classify the nasal hydrogels used as a drug delivery platform as a combination product subject to the primary jurisdiction of the CDER.

The Hatch-Waxman Amendments

505(b)(2) NDAs

The FDA is authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference from the data owner. The applicant may rely upon the FDA’s findings of safety and efficacy for an approved product that acts as the “listed drug.” The FDA may also require 505(b)(2) applicants to perform additional studies or measurements to support the change from the listed drug. The FDA may then approve the new product for all, or some, of the conditions of use for which the branded reference drug has been approved, or for a new condition of use sought by the 505(b)(2) applicant.

Abbreviated New Drug Applications, or ANDAs

The Hatch-Waxman amendments to the FDCA established a statutory procedure for submission and FDA review and approval of ANDAs for generic versions of listed drugs. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include clinical data to demonstrate safety and effectiveness. However, a generic manufacturer is typically required to conduct bioequivalence studies of its test product against the listed drug. Bioequivalence is established when there is an absence of a significant difference in the rate and extent for absorption of the generic product and the reference listed drug. For some drugs, other means of demonstrating bioequivalence may be required by the FDA, especially where the rate or extent of absorption is difficult or impossible to measure. The FDA will approve an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the reference listed drug. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the reference listed drug if it is intended for a different use or if it is not subject to, and requires an approved Suitability Petition.

Patent Exclusivity and Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the Orange Book. Any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book or a 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA (i) that there is no patent listed with the FDA as covering the relevant branded product, (ii) that any patent listed as covering the branded product has expired, (iii) that the patent listed as covering.

The branded product will expire prior to the marketing of the generic product, in which case the ANDA will not be finally approved by the FDA until the expiration of such patent or (iv) that any patent listed as covering the branded drug is invalid or will not be infringed by the manufacture, sale or use of the generic product for which the ANDA is submitted. A notice of the Paragraph IV certification must be provided to each owner of the patent that is the subject of the certification and to the holder of the approved NDA to which the ANDA or 505(b)(2) application refers. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the reference NDA holder and patent owners assert a patent challenge directed to one of the Orange Book listed patents within 45 days of the receipt of the Paragraph IV certification notice, the FDA is prohibited from approving the application until the earlier of 30 months from the receipt of the Paragraph IV certification, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the applicant. The ANDA or 505(b)(2) application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the branded reference drug has expired, as described in further detail below.

Non-Patent Exclusivity

In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug.

For example, a drug that is considered a new chemical entity (NCE) at the time of approval may be awarded a five-year period of marketing exclusivity, starting at the time of product approval. An ANDA or 505(b)(2) application referencing that drug may not be approved until the five-year period expires. Also, an ANDA or 505(b)(2) application referencing that drug may not be filed with the FDA until the expiration of five years, unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval.

A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant.

Pricing and Reimbursement

Successful commercialization of our product candidates depends, in part, on the availability of governmental and third-party payor reimbursement for the cost of our product candidates. Government authorities and third-party payors increasingly are challenging the price of medical products and services. On the government side, there is a heightened focus, at both the federal and state levels, on decreasing costs and reimbursement rates for Medicaid, Medicare, and other government insurance programs. This has led to an increase in federal and state legislative initiatives related to drug prices, which could significantly influence the purchase of pharmaceutical products, resulting in lower prices and changes in products demand. If enacted, these changes could lead to reduced payments to pharmaceutical manufacturers. Many states have also created preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If our current product candidates or future drug candidates are not included on these preferred drug lists, physicians may not be inclined to prescribe them to their Medicaid patients, thereby diminishing the potential market for our product candidates.

In addition, third-party payors have been imposing additional requirements and restrictions on coverage and limiting reimbursement levels for pharmaceutical products. Third-party payors may require manufacturers to provide them with predetermined discounts from list prices and limit coverage to specific pharmaceutical products on an approved list, or formulary, which might not include all of the FDA-approved pharmaceutical products for particular indications. Third-party payors may challenge the price and examine the medical necessity and cost-effectiveness of pharmaceutical products in addition to their safety and efficacy. Manufacturers may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of pharmaceutical products in addition to the costs required to obtain the FDA approvals. Adequate third-party reimbursement may not be available to enable manufacturers to maintain price levels sufficient to realize an appropriate return on their investment in drug development.

Healthcare Reform

In the United States, there have been several federal and state proposals during the last several years regarding the pricing of pharmaceutical products, government control, and other changes to the healthcare system of the United States. It is uncertain what other legislative proposals may be adopted or what actions federal, state, or private payors may take in response to any healthcare reform proposals or legislation. We cannot predict the effect such reforms may have on our business, and no assurance can be given that any such reforms will not have a material adverse effect.

By way of example, in March 2010, the ACA was signed into law, which, among other things, includes changes to the coverage and payment for drug products under government health care programs. The law includes measures that (i) significantly increase Medicaid rebates through both the expansion of the program and significant increases in rebates, (ii) substantially expand the Public Health System (340B) program to allow other entities to purchase prescription drugs at substantial discounts, (iii) extend the Medicaid rebate rate to a significant portion of Managed Medicaid enrollees, (iv) assess a rebate on Medicaid Part D spending in the coverage gap for branded and authorized generic prescription drugs, and (v) levy a significant excise tax on the industry to fund the healthcare reform.

In addition to the changes brought about by the ACA, other legislative changes have been proposed and adopted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drug products. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Healthcare Regulations

Pharmaceutical companies are subject to various federal and state laws that are intended to combat health care fraud and abuse and that govern certain of our business practices, especially our interactions with third-party payors, healthcare providers, patients, customers and potential customers through sales and marketing or research and development activities. These include anti-kickback laws, false claims laws, sunshine laws, privacy laws, and FDA regulation of advertising and promotion of pharmaceutical products.

Anti-kickback laws, including the federal Anti-Kickback Statute, make it a criminal offense knowingly and willfully to offer, pay, solicit, or receive any remuneration to induce or reward the referral of an individual for, or the purchase, order or recommendation of, any good or service reimbursable by, a federal health care program (including our product candidates). The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions, and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing, or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim, including items or services resulting from a violation of the federal Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the False Claims Act. The penalties for violating the federal Anti-Kickback Statute include administrative civil money penalties, imprisonment for up to five years, fines of up to $25,000 per violation, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. The federal civil and criminal false claims laws, including the civil False Claims Act, prohibit knowingly presenting, or causing to be presented, claims for payment to the federal government (including Medicare and Medicaid) that are false or fraudulent (and, under the Federal False Claims Act, a claim is deemed false or fraudulent if it is made pursuant to an illegal kickback). Manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Actions under the False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the False Claims Act can result in significant monetary penalties, including fines ranging from $11,665 to $22,331 for each false claim assessed after June 19, 2020, and treble damages. The federal government is using the False Claims Act, and the accompanying threat of significant liability, in its investigation and prosecution of pharmaceutical companies throughout the country, for example, in connection with the promotion of products for unapproved uses and other improper sales and marketing practices. The government has obtained multi-million and multi-billion dollar settlements under the False Claims Act, in addition to individual criminal convictions under applicable criminal statutes. In addition, companies have been forced to implement extensive corrective action plans and have often become subject to consent decrees or corporate integrity agreements, severely restricting the manner in which they conduct their business. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The Federal Civil Monetary Penalties Law prohibits, among other things, the offering or transferring of remuneration to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of Medicare or Medicaid payable items or services. Noncompliance can result in civil money penalties of up to $20,866 for each wrongful act, assessment of three times the amount claimed for each item or service, and exclusion from the federal healthcare programs.

Federal criminal statutes prohibit, among other actions, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, may apply to products and services reimbursed by non-governmental third-party payors, including commercial payors. Additionally, there are state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or that otherwise restrict payments that may be made to healthcare providers as well as state and foreign laws that require drug manufacturers to report marketing expenditures or pricing information.

Sunshine laws, including the Federal Open Payments law enacted as part of the ACA, require pharmaceutical manufacturers to disclose payments and other transfers of value to physicians and certain other health care providers or professionals, and in the case of some state sunshine laws, restrict or prohibit certain such payments. Pharmaceutical manufacturers are required to submit reports to the government by the 90th day of each calendar year. Failure to submit the required information may result in civil monetary penalties of up to an aggregate of not less than $10,000, but not more than $100,000 per year (or up to an aggregate of $1.150 million per year for “knowing failures”) for all payments, transfers of value or ownership, or investment interests not reported in an annual submission, and may result in liability under other federal laws or regulations. Certain states and foreign governments require the tracking and reporting of gifts, compensation, and other remuneration to physicians.

Privacy laws, such as the privacy regulations implemented under HIPAA, restrict covered entities from using or disclosing protected health information. Covered entities commonly include physicians, hospitals, and health insurers from which we may seek to acquire data to aid in our research, development, sales and marketing activities. Although pharmaceutical manufacturers are not covered entities under HIPAA, our ability to acquire or use protected health information from covered entities may be affected by privacy laws. Specifically, HIPAA, as amended by HITECH, and their respective implementing regulations, including the final omnibus rule published on January 25, 2013, imposes specified requirements relating to the privacy, security, and transmission of individually identifiable health information.

Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates, and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

The FDA regulates the sale and marketing of prescription drug products and, among other things, prohibits pharmaceutical manufacturers from making false or misleading statements and from promoting products for unapproved uses. There has been an increase in government enforcement efforts at both the federal and state level. Numerous cases have been brought against pharmaceutical manufacturers under the Federal False Claims Act, alleging, among other things, that certain sales or marketing-related practices violate the Anti-Kickback Statute or the FDA’s regulations, and many of these cases have resulted in settlement agreements under which the companies were required to change certain practices, pay substantial fines and operate under the supervision of a federally appointed monitor for a period of years. Due to the breadth of these laws and their implementing regulations and the absence of guidance in some cases, it is possible that our practices might be challenged by government authorities. Violations of fraud and abuse laws may be punishable by civil and criminal sanctions, including fines, civil monetary penalties, as well as the possibility of exclusion of our product candidates from payment by federal health care programs.

Government Price Reporting

Government regulations regarding reporting and payment obligations are complex, and we are continually evaluating the methods we use to calculate and report the amounts owed with respect to Medicaid and other government pricing programs. Our calculations are subject to review and challenge by various government agencies and authorities, and it is possible that any such review could result either in material changes to the method used for calculating the amounts owed to such agency or the amounts themselves. Because the process for making these calculations, and our judgments supporting these calculations, involve subjective decisions, these calculations are subject to audit. In the event that a government authority challenges or finds ambiguity with regard to our report of payments, such authority may impose civil and criminal sanctions, which could have a material adverse effect on our business. From time to time, we conduct routine reviews of our government pricing calculations. These reviews may have an impact on government price reporting and rebate calculations used to comply with various government regulations regarding reporting and payment obligations.

Many governments and third-party payors reimburse the purchase of certain prescription drugs based on a drug’s AWP. In the past several years, state and federal government agencies have conducted ongoing investigations of manufacturers’ reporting practices with respect to AWP, which they have suggested have led to excessive payments by state and federal government agencies for prescription drugs. We and numerous other pharmaceutical companies have been named as defendants in various state and federal court actions alleging improper or fraudulent practices related to the reporting of AWP.

Drug Pedigree Laws

State and federal governments have proposed or passed various drug pedigree laws which can require the tracking of all transactions involving prescription drugs from the manufacturer to the pharmacy (or other dispensing) level. Companies are required to maintain records documenting the chain of custody of prescription drug products, beginning with the purchase of such products from the manufacturer. Compliance with these pedigree laws requires the implementation of extensive tracking systems as well as heightened documentation and coordination with customers and manufacturers. While we fully intend to comply with these laws, there is uncertainty about future changes in legislation and government enforcement of these laws. Failure to comply could result in fines or penalties, as well as loss of business that could have a material adverse effect on our financial results.

Federal Regulation of Patent Litigation Settlements and Authorized Generic Arrangements

As part of the Medicare Prescription Drug Improvement and Modernization Act of 2003, companies are required to file with the U.S. Federal Trade Commission, or FTC, and the U.S. Department of Justice certain types of agreements entered into between brand and generic pharmaceutical companies related to the settlement of patent litigation or manufacture, marketing and sale of generic versions of branded drugs. This requirement could affect the manner in which generic drug manufacturers resolve intellectual property litigation and other disputes with brand pharmaceutical companies and could result generally in an increase in private-party litigation against pharmaceutical companies or additional investigations or proceedings by the FTC or other governmental authorities.

Other

The U.S. federal government, various states and localities have laws regulating the manufacture and distribution of pharmaceuticals, as well as regulations dealing with the substitution of generic drugs for branded drugs. Our operations are also subject to regulation, licensing requirements, and inspection by the states and localities in which our operations are located or in which we conduct business.

Certain of our activities are also subject to FTC enforcement actions. The FTC also enforces a variety of antitrust and consumer protection laws designed to ensure that the nation’s markets function competitively, are vigorous, efficient, and free of undue restrictions. Federal, state, local and foreign laws of general applicability, such as laws regulating working conditions, also govern us.

In addition, we are subject to numerous and increasingly stringent federal, state and local environmental laws and regulations concerning, among other things, the generation, handling, storage, transportation, treatment and disposal of toxic and hazardous substances, the discharge of pollutants into the air and water and the cleanup of contamination. We are required to maintain and comply with environmental permits and controls for some of our operations, and these permits are subject to modification, renewal, and revocation by the issuing authorities. Our environmental capital expenditures and costs for environmental compliance may increase in the future as a result of changes in environmental laws and regulations or increased manufacturing activities at any of our facilities. We could incur significant costs or liabilities as a result of any failure to comply with environmental laws, including fines, penalties, third-party claims, and the costs of undertaking a clean-up at a current or former site or at a site to which our wastes were transported. In addition, we have grown in part by acquisition, and our diligence may not have identified environmental impacts from historical operations at sites we have acquired in the past or may acquire in the future.

Intellectual Property

We rely on a combination of intellectual property law and contractual restrictions to establish and protect proprietary technology and data used in the development and realization of our product candidates. Provisional patent applications were filed in the United States and were used to establish a right of priority for later filed national applications intended to protect and support current and future developments of our technologies and corresponding product candidates. The existing national patent applications as well as the new applications that will be filed aim to pursue patent protection for formulations, unique properties, modes of administration as well as specific indications that will be developed in corporation with other partners.

A list of our filed patent applications is described in the table below:

Filing Date	Application No.	Status	Title	Type
02/26/2024	311113	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Israeli National Phase
03/21/2024	22768986.6	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	European National Phase
02/26/2024	2024-532611	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Japanese National Phase
02/29/2024	11202401392V	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Singapore National Phase
02/29/2024	18/687,950	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	U.S. National Phase

Our success and ability to compete successfully depend on our ability to effectively protect, maintain, and defend our intellectual property and operate without infringing on the proprietary rights of others. As an additional defence mechanism, we seek to limit disclosures about our intellectual property strictly to a need-to-know basis and then, only to the minimum extent possible. In addition, before disclosing any proprietary information to employees, partners, contractors, and regulators, we insist on executing stringent confidentiality and non-disclosure agreements. Employees, who work in research and product candidates’ development are also required to waive all rights to their work products and execute non-compete agreements.

Grants from the Israeli Innovation Authority

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of product candidates and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 4.5% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months Secured Overnight Financing Rate (SOFR) that is published on the first business day of each calendar year by CME Group or any other body authorized by the Federal Reserve to publish the rate (or by a succeeding publication issues by the Bank of Israel which determines such rate).

The terms of the Research Law also require that the manufacture of product candidates developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded product candidates outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel Royalties to the IIA as a Percentage of Grant

Under 25%	100%
Between 25% and 50%	120%
50% and more	150%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of product candidates manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA (however, does require a notice to the IIA). A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any product candidates developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula provided under the Innovation Law. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed six times the value of the grants received plus interest, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

Other Tax Benefits

Tax Benefits on Capital Expenditures for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such an application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits for Preferred Companies

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Employees

As of March 10, 2025, we had six members of senior management (including our Chief Executive Officer), of which one is a full-time employee, four are part-time contractors and one is a full-time contractor (our Chief Executive Officer). None of our employees located in Israel are represented by labor unions or covered by collective bargaining agreements. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Legal Proceedings

We are not currently subject to any legal proceedings.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our main business activities are conducted in Israel. Our offices are located at 5 Ha-Tidhar Street, Raanana, Israel, where we occupy approximately 35 square meters (approximately 378 square feet). Our lease is a month-to-month lease with no current expiration date. Our monthly rent payment as of January 2025, was approximately NIS 4,200 (approximately $1,200). In addition, we also lease space in Rehovot, Israel for our research and development facility and laboratory, where we occupy approximately 25 square meters (approximately 270 square feet). Our lease is a month-to-month lease with no current expiration date. Our monthly rent payment as of January 2025, was approximately NIS 4,000 (approximately $1,100).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the two years ended December 31, 2023 can be found in our prospectus dated October 28, 2024, filed with the SEC on October 30, 2024 (Registration No. 333-266745).

Overview

For more information regarding our business and operations, see “Item 4B. Business Overview” above.

Recent Offerings - Initial Public Offering – October 2024

On October 30, 2024, we closed our initial public offering of 958,903 units at a public offering price of $4.38 per unit. Each consisted of one ordinary share and three warrants, each to purchase one ordinary share (representing an aggregate of 2,876,709 Ordinary Shares issuable upon the exercise of such warrants) for aggregate gross proceeds of $4,199,995, prior to deducting underwriting discounts and other offering expenses.

Our ordinary shares began trading on the Nasdaq Capital Market under the ticker symbol “PLRZ” on October 29, 2024.

A. Operating Results

Revenues

We have not recognized any revenue to date and we do not expect to generate revenue from the sale of product candidates in the near future.

Research and Development Expenses

Research and development activities related to our product candidates are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	expenses incurred in operating our small-scale equipment; and

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, related to directors, executive, finance, and human resource functions, facility costs and external professional service costs, including legal, accounting, marketing and audit services and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our product candidates. We also incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Finance Income, Net

Our net financing income consists primarily of exchange rate differences and net changes in fair value of financial instruments.

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2024, our operating tax loss carryforwards were approximately NIS 14.8 million ($4.07 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Our results of operations for the years ended December 31, 2024 and 2023 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Statement of Comprehensive Loss:
Research and development expenses	$534	332
General and administrative expenses	768	303
Operating loss	1,302	635
Financing expense (income), net	243	(35)
Net loss and comprehensive loss	1,545	600
Basic and diluted net loss per share	$0.5	0.3
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share	2,991,193	2,030,327

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Subcontractors and consultants	$102	$52
Payroll and related expenses	275	196
Patent amortization	116	-
Share based payment	41	83
Other	-	1
Total research and development expenses	534	332

Our research and development expenses for the years ended December 31, 2024 and 2023 were $0.534 million and $0.332 million, respectively. The increase of $0.202 million, or 60.8%, is mainly attributed to the amortization of the new patent in connection with the SciSparc License Agreement, the increase in payroll and related expenses mainly from one-time bonuses following our initial public offering and from an increase in subcontractors and consultants expenses in the fourth quarter of 2024 following our initial public offering.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
(U.S. dollars in thousands)	2024	2023

Payroll and related expenses	$152	$151
Professional services	571	107
Share based payment	10	17
Office maintenance and others	35	28
	$768	303

Our general and administrative expenses for the years ended December 31, 2024 and 2023 were $0.768 million and $0.303 million, respectively. The increase of $0.581 million, or 153.5%, is primarily attributable to higher fees of professional services providers as a result of our initial public offering, which are comprised mainly from our fees to our chief financial officer, legal fees and audit and accounting fees.

Financing Expenses

Our financing expenses, net for the year ended December 31, 2024 and 2023 were $0.243 million and finance income, net of $0.35 million, respectively. The increase of $0.278 million, or 794.3%, is primarily attributable to the change in fair value revaluation of Company’s derivative warrant liability and convertible notes.

B. Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2024, we incurred a net loss of $1.54 million and used net cash of $1.15 million in our operating activities.  As of December 31, 2024, we had a working capital of $2.39 million, and an accumulated deficit of approximately $5.06 million. As of December 31, 2024, our cash and cash equivalents totaled approximately $2.55 million. We believe that our cash and cash equivalents will enable us to fund our operations until the end of October 2025.

Through December 31, 2024, we have financed our operations primarily through issuances of our equity securities in public and private offerings, including in our initial public offering in October 2024. Total invested capital as of December 31, 2024 was $6.75 million, which included Ordinary Shares, preferred shares, option to purchase Ordinary Shares and convertible note agreements.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The following table summarizes our statement of cash flows for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2024	2023
Net cash used in operating activities	$(1,147)	(537)
Net cash from investing activities	29	(-)
Net cash provided by financing activities	3,668	505
Decrease in cash and cash equivalents	$2,550	(32)

Net cash used in operating activities

Net cash used in operating activities was $1.147 million and $0.537 million for the years ended December 31, 2024 and 2023, respectively. The $0.610 million increase was attributable primarily to an increase in our net loss due to higher fees of professional services providers, as a result of IPO related expenses we incurred in 2024.

Net cash used in investing activities

Net cash from investing activities was $0.029 million and nil for the years ended December 31, 2024 and 2023, respectively. The increase was from selling the investment in shares.

Net cash provided by financing activities

Net cash provided by financing activities was $3.668 million and $0.505 million for the years ended December 31, 2024 and 2023, respectively. The increase was mainly due to the IPO, proceeds from convertible loans and issuance of shares and warrants.

Funding Requirements

We have incurred losses and cash flow deficits from operations since the inception, resulting in an accumulated deficit at December 31, 2024 of approximately $5.06 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until the end of October 2025. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favourable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures product candidates.

Until we generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources. This may raise substantial doubts about our ability to continue as a going concern.

We are a development-stage biotech company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

Indebtedness

2023 Loan

On February 4, 2023, the Company signed the 2023 Loan, a convertible loan agreement with the 2023 Lenders, in the principal amount of up to $0.180 million. The 2023 Loan bears simple interest at an annual rate of 4%. In the event that the Company issues securities in a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares at a fixed pre-money valuation, in which the aggregate proceeds to the Company are at least $0.5 million, or a Qualified Financing, then the entire 2023 Loan and all interest accrued thereon shall automatically convert into such number of shares of the Company, of the same class as shall be issued in such transaction at a price per share equal to the price per share paid in the Qualified Financing minus the discount of 20%, rounded up to the nearest whole number, and the lenders, or the 2023 Lenders, will receive the same rights and protections granted to the investors in such Qualified Financing. The 2023 Lenders have an optional conversion right upon consummation by the Company of a non-Qualified Financing. If the 2023 Loan (and the accrued interest thereon) has not been repaid or converted prior to the lapse of six (6) months following the effective date, at the request of a Lender, made at Lender’s sole discretion, the entire 2023 Loan and the accrued interest thereon shall be converted into such number of the most senior class of shares of the Company then outstanding, equal to the 2023 Loan and any interest accrued thereon, divided by the lowest price per share actually paid to the Company since August 1, 2021, for such most senior class of shares of the Company then outstanding, discounted by 20%, rounded up to the nearest whole number. In the event that either (a) a consolidation, merger or reorganization of the Company with or into, or a sale of all or substantially all of the Company’s assets, or a majority of the Company’s issued and outstanding share capital, to, any person or entity, other than a wholly-owned subsidiary of the Company, excluding a transaction in which shareholders of the Company prior to the transaction will maintain voting control of the resulting entity after the transaction; or (b) any transaction resulting in all or substantially all of the Company’s assets being sold, transferred or exclusively licensed (c) an initial public offering of the Company’s shares, or collectively, an Exit Event, should occur prior to the conversion of the 2023 Loan, then immediately following the closing of the Exit Event, the Company shall repay each Lender an amount equal to the 2023 Loan amount extended by such Lender, together with any and all interest accrued thereon. On May 12, 2024, the 2023 Loan converted into 198,486 Ordinary Shares pursuant to a non-Qualified Financing.

April 2024 CLA

In April 2024, we and L.I.A Pure Capital Ltd., entered into a convertible loan agreement, or the April 2024 CLA, pursuant to which we were able to draw down an amount of up to $0.250 million, or the April 2024 CLA Amount. The April 2024 CLA bore interest at an annual rate of 4% and had a maturity date of April 2026. In connection with our initial public offering in October 2024, we repaid the balance of $0.250 million of the April 2024 CLA Loan Amount plus an immaterial amount of accrued interest.

August 2024 CLA

In August 2024, we and L.I.A Pure Capital Ltd. and Reuven Srugo Construction Company Ltd., entered into a convertible loan agreement, or the August 2024 CLA, pursuant to which we were able to draw down an amount of up to $0.60 million, or the August 2024 CLA Amount. The August 2024 CLA bore interest at an annual rate of 4% and had a maturity date of August 2026. In connection with our initial public offering in October 2024, we repaid the balance of $0.60 million of the August 2024 CLA Loan Amount plus an immaterial amount of accrued interest.

C. Research and Development, Patents and Licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Comparison of the year ended December 31, 2024 to the year ended December 31, 2023- Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

We describe our significant accounting policies and estimates in Note 2 to our annual financial statements contained elsewhere in this annual report.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to share-based compensation and a derivative warrant lability using an option pricing model. The option-pricing model requires a number of assumptions, including the expected share price, share price volatility, free risk interest rate, dividends and expected option term. Expected volatility was calculated based on comparison companies. We estimate the primarily based on recent financing rounds. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Additionally, we classified convertible notes that may not be repaid in cash as liabilities measured fair value as we estimated that under the predominant scenario these notes will be settled by issuing a variable number of shares that in the aggregate provide a fixed monetary value. We estimated the fair value based on such fixed monetary value, as repressed by the par value of the notes and interest accrued thereon (as appliable) and the contractual discount rate to be used at conversion into shares.

Other than as described above, for the periods included in the financial statements, we do not believe there are critical accounting estimates that are subject to uncertainty or that have significantly changed during the relevant periods.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the U.S. GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period to comply with new or revised accounting standards and to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of the accounting standards election, we will not be subject to the same implementation timing for new or revised accounting standards as other public companies that are not emerging growth companies which may make comparison of our financials to those of other public companies more difficult.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 10, 2025:

Name	Age	Position
Tomer Izraeli	46	Chief Executive Officer, Class III Director
Nir Ben Yosef	49	Chief Financial Officer
Dr. Eyal S. Ron	69	Chief Science Officer
Dr. Tidhar Turgeman	48	Chief Technology Officer
Daphna Avital	58	Chief People Officer
Mr. Asaf Itzhaik (1)(2)(3)	52	Class I Director
Oz Adler	39	Class III Director
Omer Srugo (1)	30	Class I Director
Liat Sidi (1)(2)(3)	50	Class II Director
Yehonatan Zalman Vinokur (1)(2)(3)	46	Class II Director
Liron Carmel	40	Class I Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

Tomer Izraeli, Chief Executive Officer, Class III Director

Mr. Tomer Izraeli has served as our Chief Executive Officer and a member of our board of directors since March 2020 and also served as our chief executive officer and director from 2005 to 2013. Mr. Izraeli also served as Department Manager in Lapidot Medical Ltd. Mr. Izraeli has served as a director in LMF Medical Ltd. since 2023. Mr. Izraeli has a BSc in chemical engineering and an MBA from the Ben Gurion University of the Negev.

Nir Ben Yosef, Chief Financial Officer

Nir Ben Yosef, has been our Chief Financial Officer since December 2021. Mr. Ben Yosef serves as our Chief Financial Officer pursuant to an agreement that we have with Shimony & Co – CPA and Financial consultants (Isr.), with whom Mr. Ben Yosef is a partner since 2011. Mr. Ben Yosef has served as the Chief Financial Officer of Envizion Medical Ltd. (TASE: ENVM.TA) from January to October 2021. Mr. Ben Yosef also holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Dr. Eyal S. Ron, Chief Science Officer

Dr. Eyal S. Ron has served as our Chief Technology Officer since March 2020. Dr. Ron has also served as the Chief Technical Officer and Co-Founder of Rich PSC since 2020. Dr. Ron has extensive experience in executive roles for various biomedical companies. This experience includes serving as: Chief Technical Officer and Co-founder for Gelesis Inc. from 2006 to 2019, Chief Technical Officer for Combinent Biomedical Systems from 1994 to 2015, Chief Operating Officer for Oxford Pharmaceutical Services from 2003 to 2007, Chief Technical Officer for Palmetto Pharmaceuticals from 1999 to 2017, Chief Technical Officer and Co-founder for Flo from 2015 to 2019, and Chief Technical Officer and Co-founder for GelMed / Gel Sciences from 1994 to 1997. Dr. Ron has served as a director of Pharmedica Ltd since 2008. Previously, has also served as a director of Acuity Bio from 2009 until 2021, and of GelMed / Gel Sciences from 1994 to 1997. Dr. Ron has a BSc from Tel Aviv University and a Ph.D. from Brandeis University and a post doctorate from MIT.

Dr. Tidhar Turgeman, Chief Technology Officer

Dr. Tidhar Turgeman has served as our Chief R&D Officer since December 2020. Prior to that, Mr. Turgeman served as an Innovative drug delivery technologies products development manager at ADAMA from 2017 to 2020 and as a research leader at Evogene from 2014 to 2017. Mr. Turgeman has served as a director in LMF Medical Ltd. since 2023. Mr. Turgeman has a Ph.D degree from Ben-Gurion University of the Negev.

Daphna Avital, Chief People Officer

Ms. Daphna Avital has served as our Chief People Officer since August 2021. Since 2019, Ms. Avital has served as an independent consultant to Allergan and Astellas among other biotechnology companies. Prior to that, Ms. Avital served as Regional Human Resources and Learning and Development Manager in Allergan from 2016 to 2018. From 2008 to 2014, Ms. Avital served as Human Resources Director of AstraZeneca and Allegran. Ms. Avital holds an MA in Organizational Consulting from the College of Management Academic Studies, is a certified Group Facilitator from IDC and a Logotherapy Associate.

Asaf Itzhaik, Class I Director

Mr. Asaf Itzhaik has served as our director since April 2024. Mr. Itzhaik is a seasoned international businessman in retail, BTC, BTB and real estate. He has served as a director of the Company since May 2024. He has served as a director in Clearmind Ltd (NASDAQ) since 2022, GIX Internet (Israel) since 2021, Save Foods Ltd. (Nasdaq) since 2024, Rani Zim (Israel) since 2022 and Plentify Ltd. (Canadian SE) since 2023. He has 28 years of experience running an optic brand specializing in athletes.

Oz Adler, Class III Director

Mr. Oz Adler has served as our director since September 2021. Mr. Adler has served as the Chief Financial Officer of SciSparc Ltd. since April 2018, and the Chief Executive Officer of SciSparc, and prior to that, from September 2017, he served as Vice President of Finance at SciSparc. Additionally, Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private, such as Jeffs’ Brands Ltd. (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of Medigus Ltd. (Nasdaq: MDGS) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified  public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Omer Srugo, Class I Director

Mr. Omer Srugo has served as our director since October 2024. Mr. Srugo currently serves as the Head of Debt at Electra Real Estate Ltd., where he manages debt funds totaling $620 million, focusing on multi-family home properties across the Southeastern region of the United States. Prior to that, between 2021 to 2024, Mr. Srugo was a Senior Financial Advisor at Somekh Chaikin, a member firm of KPMG, where he led teams in financial due diligence and transaction support in various industries, including biotech, hi-tech and real estate. Mr. Srugo holds a B.A. in Accounting and Business Management, with honors, from Reichman University.

Mr. Srugo is a certified public accountant in Israel.

Liat Sidi, Class II Director

Ms. Liat Sidi has served as our director since October 2024. Ms. Sidi as a director at SciSparc Ltd. since June 2020. Ms. Sidi has served as the accountant of Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX) since September 2016. In addition, Ms. Sidi additionally provides accounting services for various public and private companies such as: Panaxia israel laboratories ltd, Soho real estate ltd, Pure food ltd and others. Ms. Sidi holds a B.A. degree in Tax, finance and accounting studies from the Ramat Gan College of Accounting

Yehonatan Zalman Vinokur, Class II Director

Mr. Yehonatan Zalman Vinokur has served as our director since October 2024. Mr. Vinkour the Chief Executive Officer and Owner of Danny Zeevi Insurance Agency, LTD. since 2017. In addition, since 2002, Mr. Vinokur has worked as a financial adviser for Topick Finance. Mr. Vinokur has a B.A. in Business Management from The College of Management Academic Studies in Rishon LeTsiyon.

Liron Carmel, Class I Director

Mr. Liron Carmel has served as our director since January 2025, after which he previously served on our board of directors from July 2020 to September 2024. Mr. Liron Carmel has served as Chief Executive Officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil and gas exploration and production, real estate and financial services. In addition, he serves as chairman of the Israel Tennis Table Association. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Gix (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

Scientific Advisory Board

Prof. Smadar Cohen has served as a member of our scientific advisory board since October 2005. Prof. Cohen currently serves as the Claire and Harold Oshry Professor Chair in Biotechnology at Ben-Gurion University, as Founder of the Avram and Stella Goldstein-Goren Department of Biotechnology Engineering at Ben-Gurion University, and as a founder and director of the regenerative medicine and stem cell Research Center of Ben-Gurion University. Professor Cohen’s research focuses on the advancement and development of novel bio-inspired materials as nano-sized delivery systems for therapeutics and as scaffolds in regenerative medicine. Professor Cohen has been invited to given over 100 lectures and seminars, as well as chaired 30 sessions of international scientific conferences in the field of biomaterials and drug delivery systems, has 29 issued U.S. patents, is the author of over 120 papers in peer-reviewed scientific journals, co-authored a book on Cardiac Tissue Engineering and edited two books. She serves as the Associate Editor of the Annals of Biomedical Engineering Journal, is an executive board member of the biomedical journal Tissue Engineering, and is a member of the editorial board of the biomedical journal Biomatter. She is on the scientific advisory board of several bio-nano-technology companies and serves as a member of the Magnet/Magneton/Nofar Committee of the Israel Ministry of Economics.

Prof. Avi Schroeder, has served as a member of our scientific advisory board since July 2021. Prof. Schroeder is a tenured Associate Professor of Chemical Engineering at the Technion – Israel Institute of Technology, he heads the Laboratory for Targeted Drug Delivery and Personalized Medicine Technologies. Prof. Schroeder has years of experience in nanotechnology and personalized medicine, has translational experience with the development of liposome-based clinical systems. He is an author of over 50 research papers, an inventor of 19 patents  a co-founder of multiple Technion spin-out startup companies, including PEEL Therapeutics, Barcode Diagnostics and ViAqua Therapeutics, and the recipient of 20 national and international innovation awards. Prof. Schroeder is a member of Israel Young National Academy of Sciences, President of the Israel Institute of Chemical Engineers, and an appointed member of the Israel National Council for Civilian Research and Development.

Prof. Fabio Sonvico has served as a member of our scientific advisory board since November 2021. Prof. Sonvico is an Associate Professor in the Food and Drug Department of the University of Parma, Italy. Prof. Sonvico is highly experienced in the development of intranasal and pulmonary routes and products. He has published more than 75 papers in international journals on advanced drug delivery topics and he is also author of 6 book chapters and 5 patents focusing on innovative drug delivery systems.  Prof. Sonvico is appointed as an Invited Professor at the Faculty of Medicine and Pharmacy of the University of Lyon.

Prof. Nancy Agmon-Levin has served as a member of our scientific advisory board since March 2022. Professor Agmon-Levin serves as the Head of the Clinical Immunology, Angioedema and Allergy Unit, at the Lupus and Autoimmune Diseases Clinic. Professor Agmon is a graduate of the Hadassah Medical School at Hebrew University, and completed her fellowship in Clinical Immunology at the German Cancer Research Center (DKFZ), in Heidelberg, Germany. Prof. Agmon- Levin’s major field of interest are autoimmune diseases (lupus, antiphospholipid syndrome), immune system diseases (urticaria, angioedema, immune deficiency, Granulomatous Disease), allergies in children and adults, immunotherapy. Professor Agmon-Levin is the author of 123 published works.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

Our board of directors consists of directors, each of whom will continue to serve pursuant to their appointment until the annual general meeting of our shareholders in which his or her term expires. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors. See “Related Party Transactions” for additional information.

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 10 persons	$547	75

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.69 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

The following table presents information regarding compensation actually received or accrued by our five most highly compensated Office Holders (as defined in the Companies Law) during the year ended December 31, 2024.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Stock-Based Compensation	Total

Tomer Izraeli, Chief Executive Officer	$268,000	$-	$30,000	$298,000

Nir Ben Yosef, Chief Financial Officer	138,000	-	-	138,000

Dr. Eyal S. Ron, Chief Science Officer	-	-	2,000	2,000

Dr. Tidhar Turgeman, Chief Technology Officer	141,000	31,000	12,000	184,000

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

As of December 31, 2024, 229,255 options were granted to our directors and executive officers.

On September 1, 2021, we entered into a consulting agreement with Tomer Izraeli, pursuant which he serves as our Chief Executive Officer. According to the agreement, Mr. Izraeli is entitled to receive, among other things: (i) a one-time NIS 150,000 (approximately $48,000) bonus, which was paid following the completion of the Company’s initial public offering, and (ii) options representing 2.5% of our post IPO issued and outstanding shares which shall vest and become exercisable over a total period of three years commencing on the grant date on a monthly basis in equal instalments.

On June 22, 2022, we entered into an employment agreement with Tidhar Turgeman, pursuant to which Mr. Turgeman is engaged as the Company’s Chief R&D Officer. Pursuant to his employment agreement and subject to a successful completion of the Company’s initial public offering, Mr. Turgeman will be entitled to receive: (i) a one-time bonus of $40,000, which was paid following the completion of the Company’s initial public offering, and (ii) options to purchase Ordinary Shares of the Company representing up to 2% of the Company’s post IPO issued and outstanding share-capital. These options will vest and become exercisable over a period of three years commencing on the grant date, on a quarterly basis in equal instalments.

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we will be required, after we become a public company, to disclose the annual compensation of our five most highly compensated officers on an individual basis. This disclosure will not be as extensive as that required of a U.S. domestic issuer.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we intend to enter into indemnification agreements, subject to the listing of our securities on Nasdaq, with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E—Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Introduction

Our board of directors consists of seven members. Our board of directors has determined that Asaf Itzhaik, Omer Srugo, Liat Sidi and Yehonatan Zalman Vinokur are “independent” for purposes of the Nasdaq Stock Market rules. Our Articles provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the consulting agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our current Articles, our directors (other than external directors, if any) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders beginning in 2025, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director (other than external directors, if any) holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office as described below. Our directors are divided among three classes as follows:

●	the Class I directors, consisting of Mr. Omer Srugo, Mr. Liron Carmel and Mr. Assaf Itzhaik will hold office until our annual general meeting of shareholders to be held in 2025;

●	the Class II directors, consisting of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors, consisting of Mr. Tomer Izraeli and Mr. Oz Adler, will hold office until our annual general meeting of shareholders to be held in 2027.

In addition, under certain circumstances, our Articles allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), including if the number of directors is below the maximum number of directors who may serve as provided in our Articles, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) has been vacated, or in case of a vacancy due to the number of directors serving being less than the maximum number stated in our Articles, until the next annual general meeting of our shareholders for the class he or she has been assigned by our board of directors. External directors (if elected) may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law.

Under regulations promulgated pursuant to the Companies Law, any shareholder holding at least five percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. The definitions of an external director under the Companies Law and independent director under Nasdaq Stock Market rules are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under Nasdaq Stock Market rules.

Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, our Board of Directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Alternate Directors

Our Articles provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise”, depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, as a public company, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, if applicable, (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Mr. Yehonatan Zalman Vinokur, Mr. Assaf Itzhaik, and Ms. Liat Sidi.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C.—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law.

We have adopted an audit committee charter setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq listing rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee includes, Mr. Assaf Itzhaik, Mr. Yehonatan Zalman Vinokur, and Ms. Liat Sidi. Mr. Assaf Itzhaik serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Under the Companies Law, our audit committee also carries out the duties of a financial statement examination committee. As such, the audit committee is responsible for: (i) estimations and assessments made in connection with the preparation of financial statements; (ii) internal controls related to the financial statements; (iii) completeness and propriety of the disclosure in the financial statements; (iv) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (v) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (if any). The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

Our compensation committee, acting pursuant to a written charter, consists of Ms. Liat Sidi, Mr. Yehonatan Zalman Vinokur and Mr. Asaf Itzhaik, who serves as chairman of our compensation committee. Our Board of Directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Under the Companies Law, we are required to adopt an office holder compensation policy no later than 9 months from the consummation of the Company’s IPO.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy will be designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy will include measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy will also address our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. For example, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy will provide for maximum permitted ratios between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to executive officers other than our chairman or Chief Executive Officer may be based entirely on a discretionary evaluation. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and, if required by law, by our board of directors).

The performance measurable objectives of our chairman and Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of the chairman’s and/or the Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the chairman’s or the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) will be designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy will provide for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and phantom, options, in accordance with our equity incentive plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy will contain compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, will enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and will allow us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy will also provide for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We appointed Mr. Doron Rozenblum has as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●

disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●

a financial liability imposed upon him or her in favor of another person.

An Israeli Company may also insure an office holder against expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law, 5728-1968, or the Securities Law.

We purchased directors’ and officers’ liability insurance, providing total coverage of $7.5 million for the benefit of all of our directors and officers.

Indemnification

The Companies Law and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court; However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our Articles provide that we may exculpate, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exculpation from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our Articles permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our Articles, which are exhibits to this annual report, and are incorporated herein by reference.

There are no service contracts between us, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements or a special majority:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a special majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. If the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a special majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a special majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a special majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a special majority requirement.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan - 2021 Equity Incentive Plan

We maintain one equity incentive plan – the 2021 Incentive Plan, which was amended via resolution of our Board on January 13, 2025, to include the ability to grant additional types of awards under the Plan (such as restricted share units, or RSUs). As of the date of this annual report, and following a Board resolution dated January 13 2025, to increase our the number of ordinary shares available for issuance under the 2021 Incentive Plan, the number of ordinary shares underlying the Plan is 800,000. As of the date of this annual report, the number of options awarded under the 2021 Incentive Plan is 246,129, of which 208,290 have vested and have not yet been exercised or expired.

Our 2021 Incentive Plan was adopted by our board of directors in February 2021 and expires on February 2031. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

Our 2021 Incentive Plan is administered by our board of directors, regarding the granting of RSUs, options and the terms of option and RSU grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 5721 –1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions (which rate may be increased by an additional 3% surtax depending on the individual income amounts). Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2021 Incentive Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment without Cause, as defined in the 2021 Incentive Plan, all unvested options will expire, and all vested options will generally be exercisable for three (3) months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2021 Incentive Plan and the governing option agreement.

Upon termination of employment due to death, retirement or absolute disability, all the vested options at the time of termination will be exercisable for 12 months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2021 Incentive Plan and the governing option agreement.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Polyrizon Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 10, 2025 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from March 10, 2025 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on ordinary shares issued and outstanding as of March 10, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Polyrizon Ltd., 5 Ha-Tidhar Street, Raanana, 4366507 Israel.

5% or greater shareholders:	Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned

L.I.A. Pure Capital LTD (1)	1,812,027	4.99%
Yoav Srugo (2)	334,000	7.9%
Itzhak Srugo (3)	339,000	8.0%
Sofi Yochelman Srugo (4)	287,249	6.8%
Raul Srugo (5)	352,000	8.4%
SciSparc Ltd. (6)	513,697	4.99%
Directors and executive officers:
Tomer Izraeli (7)	229,252	5.3%
Eyal S. Ron (8)	33,168	0.8%
Tidhar Turgeman (9)	61,654	1.4%
Nir Ben Yosef (10)	3,053	* %
Daphna Avital	-	-%
Oz Adler	-	-%
Omer Srugo	-	-%
Asaf Itzhaik	-	-%
Liat Sidi	-	-%
Yehonatan Zalman Vinokur	-	-%
Liron Carmel	-	-%
All directors and executive officers as a group (11 persons)	327,127	7.6%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

(1)	Kfir Silberman is the controlling shareholder of L.I.A. Pure Capital Ltd., and its address is 20 Raoul Wallenberg Street, Tel Aviv, Israel 6971916. Consists of (i) 150,000 ordinary shares, (ii) 1,497,096 ordinary shares issuable upon the exercise of common warrants, and (iii) 164,931 ordinary shares issuable upon the exercise of the pre-funded warrants. The common warrants and pre-funded warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the holder from exercising that portion of the common warrants and pre-funded warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary shares in excess of the beneficial ownership limitation. If the foregoing securities did not contain such beneficial ownership limitation, the holder would have beneficially owned approximately 30.7% of our outstanding ordinary shares as of the date of this annual report.

(2)	Consist of (i) 292,000 ordinary shares and (ii) 42,000 ordinary shares issuable upon the exercise of common warrants.

(3)	Consist of (i) 297,000 ordinary shares and (ii) 42,000 ordinary shares issuable upon the exercise of common warrants.

(4)	To the Company’s knowledge, consists of 287,249 ordinary shares held immediately prior to Company’s IPO.

(5)	Consist of (i) 310,000 ordinary shares and (ii) 42,000 ordinary shares issuable upon the exercise of common warrants.

(6)	Consist of 513,697 ordinary shares issuable upon the exercise of common warrants. The common warrants are subject to a beneficial ownership limitation of 4.99%, which such limitation restricts the selling shareholder from exercising that portion of the common warrants that would result in the holder and its affiliates owning, after exercise, a number of ordinary shares in excess of the beneficial ownership limitation. The address of SciSparc Ltd. is 20 Raul Wallenberg Street, Tower A, Tel Aviv 6971916, Israel. SciSparc Ltd. is a publicly traded company. To the best of our knowledge, SciSparc Ltd. does not have any controlling shareholders. The chief executive officer of SciSparc Ltd. is Oz Adler.

(7)	Consists of (i) 118,691 ordinary shares; and (ii) 110,561 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $1.1328 to $1.1335 and expiring from July 2026 to June 2028. Does not include options to purchase 20,730 ordinary shares exercisable at $1.1335 per share and expiring in June 2028, that vest in more than 60 days from the date of this annual report.

(8)	Consists of 33,168 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $0.6789 to $1.1335 and expiring from August 2028 to June 2030.

(9)	Consists of 61,654 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $0.0174 to $1.1335 and expiring from August 2026 to November 2028.

(10)	Consists of 3,053 options vested within 60 days from the date of this annual report, exercisable at exercise price ranging from $1.1328 to $1.1335 and expiring from December 2026 to June 2028. Does not include options to purchase 88 ordinary shares exercisable at $1.1335 per share and expiring in June 2028, that vest in more than 60 days from the date of this annual report.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of February 26, 2025, there were 19 holders of record of our ordinary shares, out of which one holder of record had a registered address in the United States, holding approximately 91.5% of our outstanding ordinary shares, that had a registered address in the United States. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through Cede & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party since January 1, 2022.

June 2023, December 2023 and May 2024 Share Purchase Agreements

In June 2023, December 2023 and May 2024, we entered into a series of securities purchase agreements with certain of our principal shareholders, including Xylo Technologies Ltd. (“XYLO”), Raul Srugo, Itzhak Srugo, Yoav Srugo and Sofi Yochelman Srugo, pursuant to which we issued an aggregate of 513,878 Ordinary Shares for gross proceeds of $582,000. The price per share in the June 2023 securities purchase agreement was $1.1322, and the price per share in the December 2023 and May 2024 securities purchase agreement was $1.1336. Raul Srugo was a member of our Board of Directors at the time of the transaction. Itzhak Srugo, Yoav Srugo and Sofi Yochelman Srugo are members of Raul Srugo’s immediate family. XYLO paid a portion of the consideration pursuant to the June 2023 securities purchase agreement by issuing us 11,328 American Depositary Shares representing 169,920 ordinary shares of XYLO, representing aggregate consideration in an amount equal to $60,000, reflecting a price per American Depositary Shares equal to a 30-day volume-weighted average price of XYLO American Depositary Shares on the Nasdaq Capital Market.

Convertible Loan with XYLO

On February 4, 2023, we entered into a convertible loan agreement with Medigus Ltd. (which subsequently changed its name to Xylo Technologies Ltd.), pursuant to which XYLO extended a loan to the Company in the principal amount of $80,000, with an annual interest rate of approximately 4%. The convertible loan agreement included (i) an automatic conversion mechanism in the event of a qualified financing of at least $500,000, or (ii) optional conversion, both at a conversion price equal to the price per share in such financing minus a 20% discount. If the loan (and the accrued interest thereon) has not been repaid or converted prior to the lapse of six months, then at the request of a lender the entire loan and the accrued interest thereon shall be converted into such number of the most senior class of shares of the Company then outstanding, at a conversion price equal to the lowest price per share actually paid to the Company since August 1, 2021. Pursuant to the terms of the loan agreement, on May 12, 2024 the entire loan was converted into 88,216 Ordinary Shares.

Convertible Loan with Reuven Srugo Construction Company Ltd.

On February 4, 2023, we entered into a convertible loan agreement with Reuven Srugo Construction Company Ltd., or Reuven Construction, pursuant to which Reuven Construction extended a loan the Company in the principal amount of $100,000, with an annual interest rate of approximately 4%. The convertible loan agreement included (i) an automatic conversion mechanism in the event of a qualified financing of at least $500,000, or (ii) optional conversion, both at a conversion price equal to the price per share in such financing minus a 20% discount. If the loan (and the accrued interest thereon) has not been repaid or converted prior to the lapse of six months, then at the request of a lender the entire loan and the accrued interest thereon shall be converted into such number of the most senior class of shares of the Company then outstanding, at a conversion price equal to the lowest price per share actually paid to the Company since August 1, 2021. Pursuant to the terms of that loan agreement, on May 12, 2024 the entire loan was converted into 110,270 Ordinary Shares.

Reuven Construction is owned by Raul Srugo, who at the time of the transaction was a member of our Board of Directors, and Yoav Srugo, Itzhak Srugo and Sofi Yochelman Srugo

August 2024 CLA

In August 2024, we and L.I.A Pure Capital Ltd. and Reuven Srugo Construction Company Ltd., entered into a convertible loan agreement, or the August 2024 CLA, pursuant to which we were able to draw down an amount of up to $60,000, or the August 2024 CLA Amount. The August 2024 CLA bore interest at an annual rate of 4% and had a maturity date of August 2026. In connection with our initial public offering in October 2024, we repaid the remaining balance of $60,000 of the August 2024 CLA Loan Amount.

Agreements and Arrangements With, and Compensation of, Directors and Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for three months after such termination.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview-Legal Proceedings.”

Dividend Policy

We have never declared or paid any cash dividends to our shareholders, and we do not anticipate or intend to pay cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors in compliance with applicable legal requirements and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10.E. Taxation-Material Israeli Federal Income Tax Considerations” for additional information.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “PLRZ”.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on the Nasdaq Capital Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Articles of Association is attached as Exhibit 1.1 to this Annual Report. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 1.1 to this Annual Report and is incorporated by reference into this Annual Report.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following summary contains a description of certain Israeli and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, but it is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares that may be relevant to a decision to purchase our Ordinary Shares. The summary is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a summary of certain tax consequences applicable to companies incorporated in Israel, with special reference to its effect on us, as well as a summary of Israeli government programs that benefit us. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-Israeli state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Starting 2018 and thereafter, the taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income under the Law for the Encouragement of Capital Investments (as discussed below) may be considerably lower.

Under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011 (the “Amendment 68”). The Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to the Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the Amendment 68 apply.

The Amendment 68 cancelled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

In August 2013, the Israeli Parliament enacted the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 thereto, or Amendment 71. Per Amendment 71, the tax rate on preferred income from a Preferred Enterprise in 2013 will be 7% in Development Area A, and 12.5% in other areas and in 2014-2016 9% in Development Area A and 16% in other areas. In 2017 and thereafter, the tax rate for Development Area A was reduced to 7.5%.

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israel Tax Authority (the “ITA”) for a pre-ruling regarding their eligibility for benefits under Amendment 71 (and in some cases are required to apply for such approval).

In December 2016, the Israeli Parliament enacted the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 thereto, or Amendment 73. Amendment 73, which came into effect in January 2017, prescribes special tax tracks for Preferred Technological Enterprises, granting such enterprises a corporate tax rate of 7.5% in Development Area A and 12% in other areas, and setting a corporate tax rate of 6% for enterprises that qualify as a Special Preferred Technological Enterprise.

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2022.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and represent a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), there is a distinction between a “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

The tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a Substantial Shareholder at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A Substantial Shareholder is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gain derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income” as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2024, up to 47% and 3% excess tax (if applicable) for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

In general, if during the tax year an Israeli resident incurred a foreign loss that, had it been a profit, would have been subject to tax as passive income in Israel, may be offset against passive foreign income. If it is not possible to offset the entire loss in the tax year, the amount of loss that was not offset may be carried forward to subsequent tax years, one after the other, and may be offset against foreign passive income during those relevant years, otherwise, it shall not be allowed to be offset in the following year.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Ordinance) which includes corporate entities, partnerships, and other entities, will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly.

If not exempt, a non-Israeli resident shareholder would generally be subject to Israeli tax on capital gain at the ordinary corporate tax rate (23% in 2024) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale by providing a valid certificate from the ITA allowing for an exemption from withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or ,provide documents (including, for example, a certificate of residency), or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% (for an individual shareholder that is considered a Substantial Shareholder (as described above) at any time during the 12-month period preceding such date), which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). If the dividend is distributed from preferred income from a preferred enterprise, the tax rate is 20% (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technology Technological Enterprise or a reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the Israel Tax Authority allowing for such reduced treaty tax rates must be presented in advance of payment.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that (i) such income was not generated from business conducted in Israel by such non-Israeli resident; (ii) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the non-Israeli resident is not liable to Surtax (as explained below).

Israeli Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Code and final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or non-U.S. tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of the shares of our company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, non-U.S. or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, any Israeli taxes paid on or withheld from distributions from us and not refundable to a U.S. Holder may be credited against the U.S. Holder’s U.S. federal income tax liability or, alternatively, may be deducted from the U.S. Holder’s taxable income. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Dividends paid with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisor to determine whether and to what extent such holder will be entitled to this credit.

Dividends paid with respect to our ordinary shares will not be eligible for the “dividends-received” deduction generally allowed to corporate U.S. Holders with respect to dividends received from U.S. corporations.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Generally, cash is treated as generating passive income and is therefore treated as a passive asset for purposes of the PFIC rules.

We believe that we were not a PFIC for the year ended December 31, 2024 and we will not be a PFIC for the current taxable year, although we have not determined whether we will be a PFIC in the foreseeable future. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF, election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our ordinary shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our ordinary shares which are regularly traded on a qualifying exchange, including the Nasdaq, can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC generally will be subject to the foregoing rules, even if we cease to be a PFIC. A U.S. Holder is encouraged to consult its tax advisor with respect to any available elections that may be applicable in such a situation, including a “deemed sale” election. The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of the ordinary shares in the event we are determined to be a PFIC.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders with interests in “specified foreign financial assets” (including, among other assets, our ordinary shares, unless such ordinary shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance). You should consult your own tax advisor as to the possible obligation to file such information report.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures About Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entity level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested substantial amounts in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Ordinary Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations during the years ended December 31, 2024 and 2023.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities.

Not applicable.

B. Warrants and rights.

Not applicable.

C. Other Securities.

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Mr. Yehonatan Zalman Vinokur, Mr. Assaf Itzhaik, and Ms. Liat Sidi, and is chaired by Mr. Assaf Itzhaik. Our Board has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act. Our Board has determined that each of the members of the committee are “financially sophisticated” within the meaning of the Nasdaq Rules and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our Board has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of our code of business conduct and ethics is available under the Governance section of our website at https://investor.polyrizon-biotech.com/. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the years ended December 31, 2024, and 2023.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co. for the years ended December 31, 2024 and 2023

	Year Ended December 31,
(Dollars)	2024	2023
Audit fees (1)	$100,000	$100,000
Audit-related fees (2)	35,000	-
Tax fees (3)	-	10,000
All other fees		-
Total	135,000	110,000

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.
(2)	Audit-related fees in 2023 consist of services in connection with our initial public offering and in 2024 includes a consent and a comfort letter.
(3)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Corporations incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirement under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market and other applicable provisions of the US Securities laws to which we are subject (as a foreign private issuer). Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s ordinary voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding ordinary voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders holding at least 25% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our Articles with respect to an adjourned meeting consists of at least one shareholders present in person or by proxy.

●	Compensation of officers. Israeli law and our Articles do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. Further, we intend to adopt and approve equity incentive plans and, to the extent required, material changes thereto in accordance with the Companies Law, which does not impose a requirement of shareholder approval for such actions. In addition, we intend to follow Israeli corporate governance practice instead of the Nasdaq corporate governance rule which requires shareholder approval prior to an issuance of securities in connection with equity-based compensation of officers, directors, employees or consultants.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules. See “Management—Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholders meeting each calendar year and within 15 months of the last annual shareholders meeting.

●

Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

Equity Compensation Plans. We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in Nasdaq Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law and practice. However, any equity-based compensation arrangement with a director or the chief executive officer or the material amendment of such an arrangement must be approved by our Compensation Committee, board of directors and shareholders, in that order.

Nomination of Directors. We follow Israeli corporate governance practices instead of the requirements of the Nasdaq Rules with regard to the nomination committee and director nomination procedures. Israeli law and practice does not require director nominations to be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Rules. In accordance with Israeli law and practice, directors are recommended by our board of directors for election by our shareholders (other than directors elected by our board of directors to fill a vacancy), and certain of our shareholders may nominate candidates for election as directors by the general meeting of shareholders in accordance with the Companies Law and our Articles of Association.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 16K. CYBERSECURITY

We are in the process of developing a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. Following the completion of the development of our cybersecurity risk management program, the cybersecurity process will be integrated into our overall risk management system and process, and, initially, will be solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities in our cybersecurity risk management program. Management has started to implement a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment will occur annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. Most of the information generated and collected by us is stored and maintained by third-party vendors and service providers. We believe that each of these providers has its own cybersecurity protocols to which our management believes to be adequate for protecting our files in their possession. See “Item 3.D Risk Factors—General Risk Factors—Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

Governance

The oversight of cybersecurity threats is undertaken by our external information technology consultant, who holds over a decade of experience in information technology and the design and architecture of information systems, and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Following the completion of the development of our cybersecurity risk management program, the audit committee will receive periodic reports at least annually from our management, concerning the Company’s significant cybersecurity threats and risk, and the processes the Company has implemented to address them. The audit committee will also receive various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Amended and Restated Articles of Association of Polyrizon Ltd., as currently in effect (filed as Exhibit 3.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on September 23, 2024, and incorporated herein by reference).
2.1*	Description of Securities
4.1	Polyrizon Ltd. Amended and Restated Equity Incentive Plan. (filed as Exhibit 99.1 to our Registration Statement on Form S-8 (File No.: 333-284410) as filed with the Securities and Exchange Commission on January 22, 2025, and incorporated herein by reference).
4.2	Form of Indemnification Agreement (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.3	Compensation Policy (filed as Exhibit 10.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.4	Form of Simple Agreement for Future Equity (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.5^	Collaboration Agreement with Nurexone Biologic Inc. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.6^	Collaboration Agreement with SciSparc Ltd. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.7	Share Purchase Agreement, dated July 15, 2020, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.7 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.8	First Addendum to Share Purchase Agreement, dated December 15, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.9	Second Addendum to Share Purchase Agreement, dated December 23, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.9 to our Registration Statement on Form F-1/(File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.10	Third Addendum to Share Purchase Agreement, dated November 21, 2023, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).

4.11	Fourth Addendum to Share Purchase Agreement, dated May 7, 2024, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.11 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.12	Share Purchase Agreement dated June 20, 2023. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.13	Share Purchase Agreement dated December 19, 2023. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.14	Share Purchase Agreement dated May 12, 2024. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.15	License Agreement with SciSparc Ltd. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.16	Convertible Loan Agreement between Polyrizon Ltd. and Certain Shareholders dated February 4, 2023. (filed as Exhibit 10.16 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.17	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. dated April 10, 2024. (filed as Exhibit 10.17 to our Registration Statement on Form F-1(File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.18	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. and Reuven Srugo Construction Company Ltd dated August 13, 2024. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.19	Form of Warrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on September 9, 2024, and incorporated herein by reference).
4.20	Form of Pre-Funded Warrant (filed as Exhibit 4.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.21	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm
97.1+*	Executive Officer Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

POLYRIZON LTD.

Date: March 11, 2025	By:	/s/ Tomer Izraeli
Tomer Izraeli
Chief Executive Officer

POLYRIZON LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Polyrizon Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Polyrizon Ltd. (the “Company”) as of December 31, 2024 and 2023, the related statements of comprehensive loss, changes in temporary equity and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company’s lack of revenues and accumulated operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brightman Almagor Zohar& Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 11, 2025

We have served as the Company’s auditor since 2022.

POLYRIZON LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2024	2023
Assets
Current assets:
Cash and cash equivalents		$2,554	$4
Investment in shares- at fair value	3	-	37
Other current assets		99	13

Total current assets		2,653	54

Intangible asset, net	5	2,884	-
Property and equipment, net		10	12

Deferred offering costs	4	-	493

Total assets		$5,547	$559

Liabilities, temporary equity and shareholders’ deficit

Current liabilities:
Employees and payroll-related liabilities		$45	$39
Other payables and accrued expenses		216	158
Derivative warrant liability	10	-	105
Convertible notes	11	-	200

Total current liabilities		261	502

Temporary equity:	7
Preferred shares, no par value per share; Authorized: 0 and 104,711 shares as of December 31, 2024, and 2023, respectively; Issued and outstanding: 0 and 104,711 shares as of December 31, 2024, and 2023, respectively;		-	248

Shareholders’ equity (deficit):	8
Ordinary shares, no par value per share; Authorized: 19,895,289 shares; Issued and outstanding: 4,194,445, 2,550,591 and 1,305,635 shares as of December 31, 2024, and 2023, respectively; (*)		-	-
Additional paid-in capital		10,352	3,526
Receivables on account of shares		-	(196)
Accumulated deficit		(5,066)	(3,521)

Total shareholders’ equity (deficit)		5,286	(191)

Total liabilities, temporary equity and shareholders’ equity		$5,547	$559

(*)	After giving effect to the share splits and the reverse share splits, see also note 8.

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2024	2023	2022

Operating expenses:
Research and development expenses, net	12a	$534	$332	$347
General and administrative expenses	12b	768	303	548

Operating loss		1,302	635	895

Financial expense (income), net	12c	243	(35)	(116)

Net loss and comprehensive loss		$1,545	$600	$779

Basic and diluted net loss per ordinary share	13	$0.5	$0.3	$0.6

Weighted average number of ordinary share used in computing basic and diluted net loss per share		2,991,193	2,030,327	1,305,635

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Receivables on account	Accumulated	Total shareholders’
	Number (*)	Amount	Number (*)	Amount	capital	of shares	deficit	deficit

Balance as of December 31, 2021	104,711	$248	1,305,635	$-	$1,891	$-	(2,142)	$(251)

Share based payment	-	-	-	-	130	-	-	130

Net loss	-	-	-	-	-	-	(779)	(779)

Balance as of December 31, 2022	104,711	248	1,305,635	-	2,021	-	(2,921)	(900)

Issuance of shares (see notes 8a2 and 8a3)	-	-	452,126	-	506	(196)	-	310

Conversion of convertible notes into shares (see note 8a2)	-	-	792,830	-	899	-	-	899

Share based payment	-	-	-	-	100	-	-	100

Net loss	-	-	-	-	-	-	(600)	(600)

Balance as of December 31, 2023	104,711	248	2,550,591	-	3,526	(196)	(3,521)	(191)

POLYRIZON LTD.

STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Receivables on account	Accumulated	Total shareholders’ Equity
	Number (*)	Amount	Number (*)	Amount	capital	of shares	deficit	(deficit)

Balance as of December 31, 2023	104,711	248	2,550,591	-	3,526	(196)	(3,521)	(191)

Share based payment	-	-	-	-	51	-	-	51

Conversion of convertible note into shares (see Note 8a4)	-	-	198,486		225	-	-	225

Issuance of shares in connection with patent license agreement (see Note 8a6)			320,000		3,000	-	-	3,000

Issuance of shares (see Note 8a5)	-	-	61,754	-	70	196	-	266

Reclassification of warrant liability to equity (see Note 10)	-	-	-	-	316	-		316

Conversion of preferred shares into ordinary shares (see note 7)	(104,711)	(248)	104,711	-	248	-	-	248

Issuance of shares and warrants under initial public offering, net (see note 1d)	-	-	958,903	-	2,916	-	-	2,916

Net loss	-	-	-	-	-	-	(1,545)	(1,545)

Balance as of December 31, 2024	-	-	4,194,445	-	10,352	-	(5,066)	5,286

(*)	After giving effect to the share splits and the reverse share splits, see also note 8.

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities

Net loss	$(1,545)	$(600)	$(779)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	118	4	5
Share based payment	51	100	130
Interest on convertible loans	6	-	-
Fair value revaluation of investment in shares	8	17	-
Fair value revaluation of derivative warrant liability	211	(293)	(118)
Fair value revaluation in convertible notes	25	228	(26)
Change in:
Other current assets	(85)	2	6
Deferred offering costs	-	(14)	(354)
Employees and payroll-related liabilities	6	2	19
Other payables and accrued expenses	58	17	(15)

Net cash used in operating activities	(1,147)	(537)	(1,132)

Cash flows from investing activities

Proceeds from sale of investment in shares	29	-	-
Purchase of property and equipment	-	-	(3)

Net cash used in investing activities	29	-	(3)

Cash flows from financing activities

Proceeds from issuance of convertible notes	-	249	648
Proceeds from issuance of convertible loan	310	-	-
Proceeds from issuance of ordinary shares	266	256	-
Issuance of ordinary shares and warrants under initial public offering	3,408	-	-
Repayment of a convertible loan	(316)	-	-

Net cash provided by financing activities	3,668	505	648

Change in cash and cash equivalents	2,550	(32)	(487)
Cash and cash equivalents at the beginning of the year	4	36	523

Cash and cash equivalents at the end of the year	$2,554	$4	$36

Non-cash financing activities:
Issuance of ordinary shares in exchange for patent license (see Note 8a6)	3,000	-	-
Conversion of convertible notes into ordinary shares (see Note 11)	$225	$899	$-
Ordinary shares issued in exchange for securities (see Note 8a2)	$-	$54	$-
Reclassification of warrant liability to equity (see Note 10)	316	-	-
Conversion of preferred shares into ordinary shares (see note 7)	248	-	-

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a clinical development stage biotech company specializing on the development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses, including certain variants of COVID-19 that are also considered to cause more infections and spread faster than the original strain of the virus (the CDC expects that additional variants of the virus will continue to occur), influenza, allergens, and other toxins. The Company’s proprietary Capture and Contain (“C&C”) hydrogel platform is delivered in the form of nasal sprays, and form a thin gel-based protective shield containment barrier in the nasal cavity that prevents viruses, bacteria, allergens, and other toxins from penetrating the nasal epithelial tissue.

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic, the Company resumed its operations in 2020.

b.	Going concern and management plans

The accompanying financial statements are prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. To date, the Company has not generated revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses for the foreseeable future until it completes development of its products and obtains regulatory approvals to market such products.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern for at least a year after the issuance date of the accompanying financial statements. Management plans to address these conditions by raising funds from its current investors as well as outside potential investors. However, there is no assurance that such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount or classification of liabilities that may be required should the Company be unable to continue as a going concern.

c.

On October 30, 2024, the Company closed its initial public offering (“IPO”) of 958,903 units (the “Units”) at a price of $4.38 per Unit for gross proceeds of approximately $4,200 (net proceeds of approximately $2,916 after deducting underwriting discounts and commissions and other offering expenses). Each unit consists of one of the Company’s ordinary shares, no par value per share, (the “Ordinary Shares”), and three warrants, each to purchase one of the Company’s Ordinary Shares, (each, a “Warrant”). The exercise price of each Warrant included in the Unit is $4.38 per Ordinary Share. The Ordinary Shares are listed on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “PLRZ” on October 29, 2024.

d.	The Company’s headquarters and other significant operations are located in Israel, and, therefore, Company's results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas that started a war on October 7, 2023. Since the war broke out, the Company’s operations have not been adversely affected by this situation, and it has not experienced disruptions to its development and clinical trial activities. However, the intensity and duration of the current war in Israel is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the ceasefires declared collapse or a new war commences or hostilities expand to other fronts, the Company’s operations may be adversely affected.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

b.	Use of estimate in preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company evaluates on an ongoing basis its assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include share-based compensation, the estimated useful lives of property and equipment and intangible assets, fair value estimate of financial instruments, valuation allowances for deferred tax assets and impairment of intangible assets.

c.	Financial statements in United States dollars:

The Company’s functional currency is the U.S. dollar (“dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in currencies other than dollars have been re-measured to dollars and the differences were recorded as foreign exchange gain or loss.

d.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:
%
Computers and electronic equipment	33

f.	Convertible notes:

In accordance with ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”, financial instruments that have characteristics of both liabilities and equity are classified as liabilities and are initially and subsequent to issuance measured at fair value if at inception such instruments, in the predominant scenario, may be settled either by issuing a variable number of shares that in the aggregate provide a fixed monetary value, may be settled by issuing a variable number of shares that is inversely related to changes in the fair value of the Company’s share or may be settled based on variations in an observable market or index (other than variations based on the fair value of the Company’s share).

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2024, no impairment indicators have been identified.

h.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred. Research and development participation income is recognized at the time the Company is entitled to such participation fees and is applied as a deduction from research and development expenses. Royalty-bearing grants from the IIA are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and are applied as a deduction from research and development expenses.

i.	Fair Value Measurements:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 – Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active;

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s derivative warrant liability was measured at fair value at each reporting date and was classified within Level 3 of the fair value hierarchy because its fair value was estimated by utilizing valuation models and significant unobservable inputs. The Company’s convertible notes were measured at fair value at each reporting date and were classified within Level 2 of the fair value hierarchy because their fair values were estimated by utilizing observable inputs. The Company’s investment in shares was measured at fair value at each reporting date and was classified within Level 1 of the fair value hierarchy because its fair value is estimated based on the shares’ quoted price.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, other current assets, employees and payroll-related liabilities and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

j.	Income taxes:

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2024 and 2023, a full valuation allowance was provided by the Company.

The recognition and measurement of a liability for uncertain tax positions is a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024 and 2023, no liability for unrecognized tax benefits was recorded.

k.	Severance pay:

The Company’s liability for severance pay is pursuant to Section 14 of the Israeli Severance Compensation Act, 1963 (“Section 14”), pursuant to which all the Company’s employees are included under Section 14, and are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in the employee’s name with insurance companies. Under Israeli employment law, payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. The fund is made available to the employee at the time the employer-employee relationship is terminated, regardless of cause of termination. The severance pay liabilities and deposits under Section 14 are not reflected in the balance sheets as the severance pay risks have been irrevocably transferred to the severance funds.

l.	Share-based payment transactions:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”), which requires companies to estimate the fair value of equity-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the statements of comprehensive loss.

The Company recognizes compensation expenses for the value of its awards granted based on the vesting attribution approach over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are accounted for as they occur.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, including the expected share price volatility, free risk interest rate, dividends and the expected option term. Expected volatility was calculated based on the volatility of comparable companies. The expected option term represents the period that the Company’s share options are expected to be outstanding and is determined based on the simplified method until sufficient historical exercise data will support using expected life assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. As a result, the dividend rate was zero.

m.	Intangible assets, net:

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment. The amortization of an asset is on a straight-line basis over its useful life and begins when the asset is available for use.

n.	Basic and diluted loss per ordinary share:

Basic loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of ordinary shares outstanding together with the number of additional ordinary shares that would have been outstanding if all potentially dilutive ordinary shares had been issued. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

o.	Recently accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)”, Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment. ASU 2023-07 is effective starting January 1, 2024, and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company has adopted this standard for the fiscal year 2024 annual financial statements and interim financial statements thereafter and has applied this standard retrospectively for all prior periods presented in the financial statements. See Note 12 – Segment Reporting for further information.

In August 2020, the FASB issued ASU 2020-06, “Debt-Debt with Conversion and Other Options Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments in this update affect entities that issue convertible instruments and/or contracts in an entity’s own equity. For convertible instruments, the instruments primarily affected are those issued with beneficial conversion features or cash conversion features because the accounting models for those specific features are removed. This ASU is effective for the Company starting on January 1, 2024. The adoption of this standard didn’t have a material impact on the Company’s financial statements.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following are accounting pronouncements that are not yet effective for the Company:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this Update apply to all public business entities. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. The Company expects the adoption of this standard won’t have a material impact on the Company’s financial statements.

In November 2024, the FASB issued ASU 2024-04, “Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments”. The amendments in this Update affect entities that settle convertible debt instruments for which the conversion privileges were changed to induce conversion. This ASU is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company expects the adoption of this standard won’t have a material impact on the Company’s financial statements.

NOTE 3:	INVESTMENT IN SHARES

On June 6, 2023, the Company entered into a securities purchase agreement with certain shareholders pursuant to which the Company issued 359,498 ordinary shares for gross proceeds of $407 (out of which the Company received from one of the investors shares in the value of $54). See also note 8a2. The shares were held as a short-term investment in trading securities and were accordingly classified as current assets. During the first half of 2024, the Company sold its investment in shares for gross proceeds of $29.

The Company’s investment in shares is measured at fair value at each reporting date, based on the shares’ quoted prices (Level 1 measurement). The following table presents changes in the level 1 fair value measurement of Investments in shares:

Balance as of December 31, 2022	$-

Investment in shares	54
Changes in fair value	(17)

Balance as of December 31, 2023	$37
Proceeds from sale of shares	(29)
Changes in fair value	(8)

Balance as of December 31, 2024	$-

NOTE 4:	DEFERRED OFFERING COSTS

The Company capitalizes incremental legal and other third-party fees that are directly related to the Company’s in-process equity financings until such financings are consummated, including the Company’s IPO. After the consummation of the IPO (see note 1c), these costs were recorded as a reduction of the gross proceeds. As of December 31, 2024 and 2023, there were $0 and $493, respectively, of deferred offering costs on the balance sheet.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	INTANGIBLE ASSETS, NET

On August 13, 2024, the Company entered into an agreement with SciSparc Ltd. (the “SciSparc”) (NASDAQ “SPRC”) for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform (the “Licensed Patent Rights”), in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

Pursuant to the terms of the August 13, 2024 agreement, SciSparc is entitled to up to $3.32 million based on the achievement of certain milestones, including (i) $50,000 upon a successful preclinical safety test, (ii) $100,000 upon first patient enrolled in phase I clinical trial, (iii) $120,000 upon first patient enrolled in Phase 2a clinical trial, (iv) $150,000 upon first patient enrolled in Phase 2b clinical trial, (v) $500,000 upon first patient enrolled in Phase 3 clinical trials, (vi) $800,000 upon approval by the FDA, (vii) $800,000 upon approval by an EU regulatory body, and (viii) $800,000 upon regulatory approval in any additional jurisdiction.

Additionally, SciSparc is eligible to receive royalties, on a country-by-country and product-by-product basis, at a rate of 5%, on aggregate net sales of a product that is based on the Licensed Patent Rights for a period of fifteen years from the date of the first sale of a Licensed Product, on a country-by-country basis, or through the date of expiration of valid claims of any licensed patents with respect to a Licensed Product in such country, if longer.

Furthermore, the Company has the right to sell sublicenses for the Licensed Patent Rights, at any point in time, to any sublicensee that is not involved in legal proceedings against SciSparc and that has equity of at least $5.0 million as per its most recent audited financial statements. In the event of such sublicensing, the Company is required to pay SciSparc 25% of any proceeds generated from such sublicenses (including proceeds from the sale of the sublicense). The other material terms of the sublicense agreement, including with respect to payments to SciSparc by the sublicensee upon the achievement of the aforementioned pre-clinical, clinical trial and regulatory milestones, are required to be consistent with the August 13, 2024 agreement.

In consideration for purchase of the license, the Company issued to SciSparc 320,000 ordinary shares and additionally committed to issue to SciSparc additional securities in the occurrence of certain events, including the listing of the Company’s shares on a public exchange pursuant to an initial public offering, for a period of two years, such that the value of the aggregate amount of shares and other securities, as applicable, to be issued to SciSparc will be equal to $3,000 based on the price at which such securities are to be offered at such initial public offering. As such, as part of Company's IPO, the Company issued 364,932 pre-funded warrants and 2,054,796 warrants.

The Company estimated the fair value of its commitment to SciSparc to issue securities as consideration for the patent at $3,000, as this amount represents the contractual fixed monetary value of the variable number of securities to be issued to SciSparc pursuant to a qualifying IPO event.

The Company estimates the useful life of the license is 10 years. Amortization expenses for the year ended December 31, 2024 amounted to $116.

NOTE 6:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2024, 2023 and 2022.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	TAXES ON INCOME (Cont.)

b.	Net operating loss carry forward:

As of December 31, 2024, 2023, and 2022, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $4,078, $2,751 and $2,313, respectively. Such net operating loss carry forwards may be carried forward indefinitely and offset against future taxable income.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry forward	$937	$633
Other temporary differences	77	55

Deferred tax asset before valuation allowance	1,014	688
Valuation allowance	(1,014)	(688)

Net deferred tax asset	$-	$-

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2024 and 2023.

d.	Reconciliation of income tax expenses:

The reconciliation of income tax benefit computed at statutory tax rate to income tax expense is as follows:

	Year Ended December 31,
	2024	2023	2022
Income tax benefit computed at statutory tax rate	(355)	(138)	(179)
Change in valuation allowance	326	114	54
Exchange rate differences on net operating loss carry forward	29	24	125

Income tax expense	$-	$-	$-

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	TAXES ON INCOME (Cont.)

e.	As of December 31, 2024, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2019.

NOTE 7:	TEMPORARY EQUITY

In September 2012, the Company’s Article of Association was amended to reflect the agreement reached between the Company and certain holders of preferred shares issued in November 2008 (the “2008 Preferred Shares”) following an investment of NIS 2,780 (approximately $894) (the “Original Issue Price”), to issue 104,711 shares of a new class of preferred shares (the “Preferred Shares”) in exchange for the 2008 Preferred Shares.

These Preferred Shares granted holders certain rights in liquidation events and dividends. Specifically, holders were entitled to 15% of distributable assets before other shareholders and could receive up to 2.75 times the Original Issue Price plus 4% annual interest, compounded annually. Additionally, Preferred Shares holders were entitled to a dividend preference of 6% per year before any dividends were distributed to other shareholders.

Although the Preferred Shares were  not redeemable, in the occurrence of a Deemed Liquidation Event, as defined in Company’s Article of Association, including change of control events and substantial asset sales which may occur not solely within the Company’s control, the holders of the Preferred Shares were entitled to the preference amounts before distribution to other shareholders and hence effectively were entitled redeem the preference amount. As a result of these in-substance contingent redemption rights, the Preferred Shares were classified outside of Shareholders’ deficit.

The Preferred Shares were initially recorded at their fair value as of their issuance date (September 2012). The Company did not subsequently adjust the carrying values of the Preferred Shares to the deemed liquidation value of such shares since a Deemed Liquidation Event was not probable of occurring.

Upon completion of the IPO on October 30, 2024, all outstanding Preferred Shares were converted into 104,711 ordinary shares and their preference rights expired. Accordingly, the preferred shares were classified from temporary equity to shareholders equity.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and the right to receive dividends, if any, declared by the Company.

Shares Issuances:

1.	As part of an investment agreement from July 15, 2020, a warrant was granted to an investor (the “Original Warrant” and the “July 2020 Investor”, respectively), which investor became a related party of the Company following the July 2020 investment agreement given its equity interest in the Company. The Original warrant expired on April 23, 2023, pursuant to its original terms. On December 15, 2021, the Company and the July 2020 Investor entered into an addendum to the agreement pursuant to which the July 2020 Investor agreed to change the terms of the Original Warrant and in return was granted a new warrant (the “New Warrant”), which in the event of successful completion of an IPO replaces the Original Warrant and is only exercisable subject to the successful completion of an IPO, to invest an aggregate amount of up to $2,000 at an exercise price to be determined at 125% of the price per share in an IPO. The New Warrant expires 3 years after the date of a successful completion of an IPO. In accordance with a third addendum to the July 2020 investment agreement signed in November 2023, such right to receive New Warrants upon successful completion of an IPO expires on December 31, 2024. On May 7, 2024, the Company and the July 2020 Investor signed an amendment to the New Warrant, See also Note 10.

2.	On June 6, 2023, the Company entered into a securities purchase agreement with certain shareholders pursuant to which the Company issued 359,498 ordinary shares for gross proceeds of $407 (out of which the Company received from one of the investors shares in the value of $54). As of December 31, 2023, proceeds of $91 have not yet been received and accordingly were presented as a deduction of equity in the Company’s statement of changes in temporary equity and shareholder’s equity. The remaining proceeds have been received by April 2024.

As a result of this financing, the Company’s 2022 convertible notes were converted into 792,830 ordinary shares, pursuant to their original conversion terms (see also Note 10).

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

3.

On December 19, 2023, the Company entered into a securities purchase agreement with a shareholder pursuant to which the Company issued 92,628 ordinary shares for gross proceeds of $105. As of December 31, 2023, the proceeds have not yet been received and accordingly were presented as a deduction of equity in the Company’s statement of changes in temporary equity and shareholder’s equity. The proceeds have been received in 8 installments between April 2, 2024 and July 3, 2024.

4.

On February 4, 2023, the Company completed an additional financing by means of issuance of convertible notes in the amount of $180 (the “2023 Convertible Notes”). On May 12, 2024, the 2023 Convertible Notes were converted into 198,486 ordinary shares following a securities purchase agreement dated May 12, 2024 (see also note 8a5).

5.	On May 12, 2024, the Company entered into a securities purchase agreement with an existing shareholder pursuant to which the Company issued 61,754 ordinary shares for gross proceeds of $70.

6.	On August 13, 2024, following the agreement with SciSparc, the Company issued 320,000 ordinary shares. In addition, following the IPO, the Company issued to SciSparc 364,932 pre-funded warrants and 2,054,796 warrants, see also Note 5.

7.	On October 30, 2024, the Company issued 104,711 ordinary shares following a conversion of preferred shares, see also Note 6.

8.

On October 30, 2024, the Company closed its IPO of 958,903 Units (see Note 1c), each Unit consisting of (i) one Ordinary Shares, and (ii) three Warrants, each to purchase one Ordinary Share. The Warrants have an exercise price of $4.38 per Ordinary Share and may be immediately exercised until October 30, 2029.

In addition, pursuant to the terms of the underwriting agreement for the IPO, the underwriter exercised its overallotment option with respect to an additional 431,505 Warrants. The Warrants have an exercise price of $4.38 per Ordinary Share and may be immediately exercised until October 30, 2029.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share splits:

1.	On September 29, 2022, Company’s shareholders effected a reverse share split of the issued and outstanding shares at a ratio of 8.8-for-one, pursuant to which holders of Company’s Shares received one Share for every 8.8 Shares held and cancelled the par value of Company’s Shares. In addition, the shareholders of the Company effected an increase to the authorized share capital of its ordinary shares to 19,844,707.

2.	On December 19, 2022, Company’s shareholders effected forward share split at ratio of 1.25-for-one by means of issuance of bonus shares to the holders of Company’s ordinary shares on a basis of 1.25 bonus shares for each ordinary share.

3.	On June 18, 2023, Company’s shareholders effected a reverse share split of the issued and outstanding shares at a ratio of 1.7-for-one, pursuant to which holders of Company’s Shares received one Share for every 1.7 Shares held.

4.	On May 12, 2024, Company’s shareholders effected a reverse share split of the issued and outstanding shares at a ratio of 2-for-one, pursuant to which holders of Company’s Shares received one Share for every 2 Shares held.

5.	On August 16, 2024, the Company effected the issuance of an aggregate of 420,618 bonus shares to the holders of our Ordinary Shares on a basis of 0.1494 bonus shares for each Ordinary Share outstanding (equivalent to a forward share split at a ratio of 0.1494-for-1) (the “Second Forward Share Split”).

For accounting purposes, all share and per share amounts for ordinary share, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements. Any fractional shares that resulted from the forward and reverse share splits have been rounded up to the nearest whole share.

c.	Share options:

On February 19, 2021, the Board of Directors approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant share options to its officers, directors, employees and consultants. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement (each an “Option Agreement”). As of December 31, 2024, the number of ordinary shares reserved for issuance under the 2021 Plan is 304,261.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

On June 6, 2023, the Company granted options to purchase 165,899 ordinary shares of the Company in consideration for $1.11 per share option. The share options will vest and become exercisable over a period of two (2) years commencing on the grant date on a monthly basis in equal instalments.

On November 30, 2023, the Company granted options to purchase 9,865 ordinary shares of the Company in consideration for NIS 0.07 (0.02 $) per option. The options will vest and become exercisable over a period of twelve (12) months commencing on the grant date on a monthly basis in equal instalments.

In these grants, certain officers and employees have a clause under their Option Agreement according to which all of the unvested share options become fully vested upon successful completion of an IPO and additionally, upon the successful completion of a merger, acquisition or reorganization of the Company with other entity, change in the ownership of more 50%, involuntary termination by the Company, or any other similar event. As such, 42,744 share options with exercise prices ranging between $0.02 and $1.1335 per share became fully vested upon successful completion of an IPO.

Expenses recognized in the financial statements:

	Year Ended December 31,
	2024	2023	2022

Research and development expenses	$41	$83	$111
General and administrative expenses	10	17	19
Total	$51	100	$130

The fair value of the Company’s share options granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2023

Risk-free interest rate	4.00% - 4.22%
Expected volatility	90.02% - 94.24%
Dividend yield	0
Contractual life	5 - 7
Exercise price	0.02 – 1.133

No share options were granted in 2024 and 2022.

 POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s share options outstanding and exercisable as of December 31, 2022 and changes during the year then ended are presented below:

	2022
	Number of share option	Weighted average exercise price

Share options outstanding at beginning of year	70,365	0.84

Share options outstanding at year end	70,365	0.84

Share options exercisable at year end	45,652	0.84

A summary of the Company’s share options outstanding and exercisable as of December 31, 2023 and changes during the year then ended are presented below:

	2023
	Number of share option	Weighted average exercise price

Share options outstanding at beginning of year	70,365	0.84
Granted	175,764	1.07

Share options outstanding at year end	246,129	1.01

Share options exercisable at year end	103,349	0.93

A summary of the Company’s share options outstanding and exercisable as of December 31, 2024 and changes during the year then ended are presented below:

	2024
	Number of share option	Weighted average exercise price

Share options outstanding at beginning of year	246,129	1.01
Granted	-	-

Share options outstanding at year end	246,129	1.01

Share options exercisable at year end	208,290	0.98

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	From 2007 through 2010, the Company received funding from the Israeli Innovation Authority (“IIA”, previously known as Officer of Chief Scientist) for its participation in research and development costs, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products in the research and development of which the IIA participates by way of grants. According to the IIA’s funding terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the funding received by the Company, linked to US dollar and bearing 12 months SOFR interest rate. In the case of failure of a financed project, the Company is not obligated to pay any such royalties to the IIA. The total funding received from the IIA, including interest, as of December 31, 2024 is $762.

b.

On September 1, 2021, the Company signed a consulting agreement with its CEO. According to the agreement, the CEO is entitled to receive (i) a monthly salary, (ii) a one-time NIS 150 thousand (approximately $48) bonus upon completion of the Company’s IPO, (iii) 6,910 shares options representing 0.5% of the Company’s then issued and outstanding ordinary shares, which fully vested in March 2022 and are exercisable for a period of 5 years from October 2021 and (iv) share options representing 2.5% of the Company’s post-IPO issued and outstanding ordinary shares which shall vest and become exercisable over a total period of three years, commencing on the IPO completion date, on a monthly basis in equal installments. In respect of (iii) the Company recorded share-based payment expenses of $7 in 2022. In respect of (iv), and while the options have not been issued as of December 31, 2024, the Company recorded share-based expenses of $9 in 2024.

Upon completion of the IPO, the CEO was paid a NIS 150 thousand bonus in cash.

c.	On May 29, 2022, the Company and the Company’s Chief R&D Officer (“CRDO”) entered into a new employment agreement. Under the new employment agreement and subject to a successful completion of the Company’s IPO, the Company (1) shall grant the CRDO options to purchase 7,577 ordinary shares of the Company in consideration for NIS 1.084 per share option with these share options vesting and become exercisable over a period of eleven (11) months commencing on the grant date (in accordance with the Board’s approval), on a monthly basis in equal instalments; and (2) may grant the CRDO options to purchase ordinary shares of the Company representing up to 2% of the Company’s post IPO issued and outstanding share-capital with these share options vesting and become exercisable over a period of three years commencing on the grant date, on a quarterly basis in equal instalments. In addition, the CRDO’s monthly salary increased to $8 starting July 2022 and (3) a one-time NIS 150 thousand (approximately $48) bonus upon completion of the Company’s IPO.

On December 3, 2023, the share option section of the agreement above was amended and replaced by a grant of 17,167 options which will start to vest starting September 30, 2023 on a monthly basis in equal installments over 1 year period. The Company recorded $3.5 and $2.5 share-based payment expenses during the years 2023 and 2024, respectively.

Upon completion of the IPO, the CRDO was paid a NIS 150 thousand bonus in cash.

Additionally, following the IPO the CRDO’s job title was amended from CRDO to Chief Technologies Officer (“CTO”).

d.	On May 30, 2022, the Company entered into a collaboration agreement with SciSparc, a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system. Under the collaboration agreement, the Company will work with SciSparc to develop technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Company’s trap and target (“T&T”) platform technology. In accordance with the collaboration agreement, SciSparc will pay development fees to the Company upon successful completion of clinical trials, of $80 by successful completion of preclinical safety tests, $120 by successful completion of Phase 1 clinical trial, $150 by upon successful completion of Phase 2a clinical trial, $200 upon successful completion of Phase 2b clinical trial, $500 upon successful completion of Phase 3 clinicals, $750 upon approval by the U.S. Food and Drug Administration and $750 upon approval by an EU regulatory body. Additionally, SciSparc will pay royalties of 3.25% on any product sales by SciSparc resulting from the collaboration agreement. No development fees or royalties have been paid as of the date of issuance of these financial statements. On August 13, 2024, with the execution of the license purchase agreement with SciSparc, the collaboration agreement was terminated (see also Note 9f).

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

e.	On July 18, 2022, the Company signed a collaboration agreement with NurExone Biologic Inc. (“NurExone”) pursuant to which the Company, as part of its R&D activity, will use its T&T platform technology to develop formulations of an intranasal delivery system tailored for NurExone’s drug candidate. In accordance with the collaboration agreement, NurExone will cover the costs of the formulation development in an estimated amount of $220 in three installments based on meeting development milestones, of which $0, $0 and $78 were paid in 2024, 2023 and 2022, respectively. The collaboration agreement further provides that NurExone will pay additional development fees to the Company upon successful completion of clinical trials, of $500 by successful completion of Phase 2 clinical trial, $600 upon successful completion of Phase III clinical trial, $1,125 upon approval by the U.S. Food and Drug Administration and $1,125 upon approval by an EU regulatory body. Additionally, NurExone will pay royalties of 2.25-3.25% depending on volume of sales based on any product sales by NurExone resulting from the collaboration agreement. Manufacturing and marketing rights for formulations developed under the collaboration agreement are exclusive to NurExone. As of the date of these financial statements, no developments fees are due from NurExone.

f.	On August 13, 2024, the Company entered into an agreement with SciSparc for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform, see Note 4.

NOTE 10:	DERIVATIVE WARRANT LIABILITY

As discussed in Note 7, on December 15, 2021, the Company and the July 2020 Investor amended the terms of the warrant issued in July 2020.

On May 7, 2024, the Company and the July 2020 Investor signed an amendment to the New Warrant according to which the amended New Warrant will be exercisable, upon successful completion of an initial public offering, into 459,770 ordinary shares at an exercise price of $4.35 per share. The amendment further includes a customary down round protection feature for the exercise price. The other material terms of the agreement, including the three - year term of the New Warrant, as amended, from the date of completion of an initial public offering, did not change.

The New Warrant did not meet the US GAAP criteria for equity classification as the number of shares to be issued upon exercise of the New Warrant and the exercise price of the New Warrant were dependent on the per share price in the IPO, as well as on whether the IPO is to be successfully completed. Accordingly, the New Warrant was initially recognized as a liability at fair value, as of December 15, 2021, with a corresponding reduction in additional paid-in capital. The New Warrant was subsequently measured at fair value at each reporting date with changes in fair value recognized as financial income (loss) in the statements of comprehensive loss.

As the exercise price and the number of shares to be issued pursuant to exercise became fixed, the derivative warrant liability was classified to equity on May 7, 2024, the effective date of the amendment.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	DERIVATIVE WARRANT LIABILITY (Cont.)

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of January 1, 2022	$516

Changes in fair value	(118)

Balance as of December 31, 2022	$398

Changes in fair value	(293)

Balance as of December 31, 2023	$105

Changes in fair value	211

Reclassification to equity	(316)

Balance as of December 31, 2024	$-

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the warrant issued are as follows:

	As of December 31, 2023	As of December 31, 2022
Expected volatility	96.45%	81.93%
Risk free rate	4.51%	4.00%
Expected life (years)	4	2.5
Dividend yield	0%	0%

NOTE 11:	CONVERTIBLE NOTES

a.	2023 Convertible Notes:

On February 4, 2023, the Company completed an additional financing by means of issuance of convertible notes in the amount of $180 from two existing investors who were related parties of the Company at time of the financing given their equity interests. The convertible notes have a par value of $180, bear interest at an annual rate of 4% and have an optional maturity date of August 4, 2023, as described below.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

The terms of the convertible notes provide that in the event a financing in the amount of $500 or more is completed, the par value and interest accrued thereon are automatically converted into ordinary shares based on the share price in such financing, discounted by 20%. In the event a financing in the amount of less than $500 is completed, the notes and interest accrued thereon are convertible at the option of the noteholders into ordinary shares based on the share price in such financing, discounted by 20%.

In the event no conversion occurred prior to maturity, the note holder has the option, at its sole discretion, to convert the notes into ordinary shares based on the lowest price per share actually paid to the Company since August 1, 2021 in equity fundings, discounted by 20%. As of December 31, 2023, as no conversion has occurred, the convertible notes and interest accrued thereon were convertible only in conjunction with a financing as aforesaid.

In the occurrence of an exit event, including certain consolidations, mergers or reorganizations that result in a change of control, or the sale of substantially all of the Company’s assets, as such terms are defined in the financing agreement, prior to conversion of the notes, the par value and interest accrued thereon were repayable in cash. Other than as indicated above, the convertible notes may not have been repaid in cash.

On May 12, 2024, pursuant to issuance of the May 2024 funding (see note 8a4), the 2023 Convertible Notes were converted into 198,486 ordinary shares.

The 2023 Convertible Notes were classified as a liability and were measured at fair value pursuant to ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity.” The fair value was determined based on the fixed monetary amount of the variable number of ordinary shares to be issued upon conversion of the notes, as represented by the 20% discount on the Company’s share value. The significant input used in the fair value measurement of the notes was the notes’ par value and the contractual 20% discount rate, as they determined the fixed monetary value of the variable number of ordinary shares to be issued upon conversion of the notes in all predominant scenarios. As the notes’ par value and discount rate are observable inputs, the notes’ fair value was classified as a level 2 measurement in accordance with fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

The following table presents changes in the fair value of the 2023 Convertible Notes:

U.S. dollars in thousands

Balance as of December 31, 2023	200

Changes in fair value	25
Conversion into ordinary shares	(225)

Balance as of December 31, 2024	$-

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

b.	April 2024 Convertible Loan:

In April 2024, the Company completed a bridge financing by means of issuance of a convertible loan in the amount of $250 (the “April 2024 Convertible Loan”). The convertible loan has a principal amount of $250, a maturity date of April 10, 2026, and bears interest at an annual rate of 4%. On the maturity date, the principal amount and interest accrued thereon are automatically convertible into ordinary shares of the Company based on the price per share actually paid to the Company in the most recent funding prior to the maturity date. If an initial public offering was completed prior to the maturity date, the par value and interest accrued thereon are repayable in cash. Other than the completion of an initial public offering and other than in a liquidation event, the convertible loan may not be repaid in cash.

The Company elected to measure the convertible loan at fair value in accordance with ASC 825-10, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The fair value was determined based on the loan repayment amount in the event an IPO is completed prior to the maturity date and based on the fixed monetary amount of the variable number of ordinary shares to be issued at the maturity date if an IPO is not completed by such date. The fair value measurement was substantially identical under both scenarios. The significant input used in the fair value measurement of the convertible loan is the loan’s principal amount and contractual interest, as these contractual terms determine the variable number of ordinary shares to be issued at maturity and the cash repayment amount in the event an IPO is completed prior to maturity. As the loan’s principal amount and contractual interest are observable inputs, the loan’s fair value is classified as level 2 measurement in accordance with the fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

After the consummation of the IPO, the Company repaid the $250 principal amount plus accrued interest to April 2024 Convertible Loan lenders.

The following table presents changes in the fair value of the April 2024 Convertible Loan:

U.S. dollars in thousands

Balance as of December 31, 2023	$-

Proceeds from issuance of Convertible Loan	250
Accrued interest	6
Repayment	(256)

Balance as of December 31, 2024	-

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

c.	August 2024 Convertible Loan:

On August 13, 2024, the Company completed a bridge financing by means of issuance of a convertible loan in the amount of $60. The convertible loan has a par value of $60, a maturity date of August 13, 2026 and bears interest at an annual rate of 4% accrued to maturity. On the maturity date, the par value and interest accrued thereon are automatically convertible into shares of the Company based on the price per share actually paid to the Company in the most recent funding prior to the maturity date. If an IPO is completed prior to the maturity date, the par value and interest accrued thereon are repayable in cash

The Company elected to measure the convertible loan at fair value in accordance with ASC 825-10, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The fair value was determined based on the loan repayment amount in the event an IPO is completed prior to the maturity date and based on the fixed monetary amount of the variable number of ordinary shares to be issued at the maturity date if an IPO is not completed by such date. The fair value measurement was substantially identical under both scenarios. The significant input used in the fair value measurement of the convertible loan is the loan’s principal amount and contractual interest, as these contractual terms determine the variable number of ordinary shares to be issued at maturity and the cash repayment amount in the event an IPO is completed prior to maturity. As the loan’s principal amount and contractual interest are observable inputs, the loan’s fair value is classified as level 2 measurement in accordance with the fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

Following the consummation of Company’s IPO, the bridge loan and the accrued interest were repaid in cash.

The following table presents changes in the fair value of the August 2024 Convertible Loan:

U.S. dollars in thousands

Balance as of December 31, 2023	$-

Proceeds from issuance of Convertible Loan	60
Accrued interest	-
Repayment	(60)

Balance as of December 31, 2024	-

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

d.	2022 Convertible notes:

In January, June and August 2022, the Company completed bridge financings by means of issuance of convertible notes in the amount of $718.  The convertible notes have a par value of $718, do not bear interest and had a maturity date of July 31, 2023.

The terms of the convertible notes provide that in the event an initial public offering is successfully completed prior to the maturity date, or in the event a financing in the amount of $300 or more is completed, the notes are automatically converted into shares (or other securities sold in such initial public offering) based on the initial public offering share or unit price.

In all other instances, including equity fundings, liquidation of the Company or the occurrence of a deemed liquidation transaction, as well as upon maturity of the notes if no such events occurred prior to the convertible notes maturity date, the convertible notes are automatically converted into shares of the Company, based on the fair value of the share discounted by 20%. The share price fair value to be used in the determination of the number of shares to be issued is the share price in such equity fundings or deemed liquidation transactions, the liquidation value of the Company in a liquidation event, or the share price of the Company in its most recent funding at the date of issuance of the convertible notes in the event of automatic conversion upon maturity.

The convertible notes were not repayable in cash.

The Company received proceeds of $648 in 2022 and additional $70 in 2023.

The convertible notes were classified as a liability and were measured at fair value, pursuant to ASC 480-10, “Accounting for Certain Financial instruments with Characteristics of both Liabilities and Equity”. The fair value was determined based on the fixed monetary amount of the variable number of shares to be issued upon automatic conversion of the notes, as represented by the 0% discount on the Company’s share price in an IPO scenario and as represented by the contractual 20% discount on the Company’s share value in all other scenarios that trigger automatic conversion, adjusted to weigh in the probabilities assigned to each scenario. As the non-initial public offering scenarios resulted in an immaterial impact on the notes’ fair value, the significant input used in the fair value measurement was the notes’ par value, as it represents the fixed monetary value of the variable number of shares to be issued upon automatic conversion of the notes in an initial public offering. As the convertible notes’ par value is an observable input, the convertible notes’ fair value is classified as a level 2 measurement in accordance with fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

On June 6, 2023, the Company entered into a securities purchase agreement with certain shareholders pursuant to which the Company issued 359,498 ordinary shares for gross proceeds of $407 (see also note 7a2). Following consummation of the securities purchase agreement, the convertible notes were converted into 792,830 ordinary shares pursuant to their original terms.

The following table presents changes in the fair value of the 2022 Convertible Notes:

Balance as of January 1, 2022	$-

Proceeds from issuance of 2022 Convertible Notes	648
Changes in fair value	(26)

Balance as of December 31, 2022	$622
Proceeds from issuance of 2022 Convertible Notes	70
Changes in fair value	206
Conversion into ordinary shares	(898)

Balance as of December 31, 2023	$-

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands, except share and per share data

NOTE 12:	SEGMENT REPORTING

Segment information is prepared on the same basis that the chief executive officer, who is the Company’s chief operating decision maker, manages the business, makes business decisions and assesses performance. The Company has one reportable segment specializing in the development of nasal gels, as described in Note 1.

The chief executive officer assesses performance for this segment and decides how to allocate resources based on operating expenses excluding non-cash items and net loss. These expenses are comprised of research and development expenses related to its lead product candidates as well as other personnel, facility, and general and administrative costs. The measure of segment assets is reported on the balance sheet as cash and cash equivalents. The chief executive officer performs the assessment of segment performance by using the reported measure of segment profit or loss to monitor budget versus actual results.

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024	2023	2022

Research and Development expenses (*)
Payroll and payroll related	$275	$196	$231
Subcontractors and consultants	102	52	66
Other	-	1	(61)
General and Administrative expenses (*)
Payroll and payroll related	152	151	171
Professional services	571	107	289
Facility related and other	35	28	69
Other segment items:
Share-based payments	51	100	130
Patent amortization	116	-	-
Finance income, net (see also note 13c)	243	(35)	(116)

Net loss	$1,545	$600	$779

(*)	Excluding share-based payments, patent amortization expense and finance income, net

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SELECTED STATEMENTS OF COMPREHENSIVE LOSS DATA

a.	Research and development expenses:

	Year ended December 31,
	2024	2023	2022

Subcontractors and consultants	$102	$52	$66
Patent amortization	116	-	-
Share based payment	41	83	111
Payroll and payroll related	275	196	231
Other	-	1	17
Total expenses	534	332	425

Research and development expenses participation	-	-	(78)

	$534	$332	$347

b.	General and administrative expenses:

	Year ended December 31,
	2024	2023	2022

Payroll and payroll related	$152	$151	$171
Professional services	571	107	289
Share based payment	10	17	19
Marketing	-	-	15
Others	35	28	54

	$768	$303	$548

c.	Financial income, net:

	Year ended December 31,
	2024	2023	2022

Exchange rate differences	$(4)	$11	$26
Fair value revaluation of investment in shares	8	17	-
Fair value revaluation of derivative warrant liability	211	(293)	(118)
Fair value revaluation of convertible notes	25	228	(26)
Bank fees	3	2	2

	$243	$(35)	$(116)

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	LOSS PER SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2024	2023	2022
Numerator:
Net loss	$1,545	$600	$779
Interest accrued on preferred shares	60	69	44
Total loss attributed to ordinary shares	1,605	669	823

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share	2,991,193	2,030,327	1,305,635
Net loss per ordinary share, basic and diluted	$0.5	$0.3	$0.6

NOTE 15:	SUBSEQUENT EVENTS

On January 13, 2025, the Board of Directors of the Company adopted the following resolutions:

a.	Subject to shareholder's approval, the chairman of the Board will be entitled to receive a monthly compensation of $10 (plus applicable VAT) which will be paid retroactively since the date of the IPO.

b.	Subject to shareholder's approval, the remaining Board members (other than the chairman of the Board and the CEO) will be entitled to receive a quarterly fixed compensation in the amount of NIS 18 thousands (plus applicable VAT) per quarter which will be paid retroactively since the date of the IPO or from the date of appointment.

c.	Subject to shareholder's approval, a one-time bonus to the chairman of the Board in the amount of $40 (plus applicable VAT) for his substantial efforts in the IPO.

d.	An amendment to the Company's Share incentive Plan to include additional equity-based awards and the increase of the total number of shares that may be allocated pursuant to the Plan to 800,000 shares.

e.	Management's goals and target bonuses for 2025:

1.	152,502 RSUs to Company's CEO which will vest over 24 months commencing October 30, 2024. The grant of the RSUs is based on target goals.

2.	150,000 RSUs to Company's chairman of the Board which will vest over 24 months commencing October 30, 2024. The grant of the RSUs is based on target goals.

3.	60,000 RSUs to Company's CTO which will vest over 24 months commencing October 30, 2024. The grant of the RSUs is based on target goals.

4.	5,000 RSUs to Company's CFO which will vest over 36 months commencing October 30, 2024. The grant of the RSUs is based on target goals.

5.	5,000 RSUs to Company's CSO which will vest over 36 months commencing October 30, 2024. The grant of the RSUs is based on target goals.

6.	13,000 RSUs to Company's advisory Board members which will vest over 36 months commencing October 30, 2024.

7.	15,000 RSUs to Company's Board members (3,000 RSUs each member) which will vest over 36 months commencing October 30, 2024.