Form 20-F
period 2025-12-31
Polyrizon Ltd.
filed 2026-03-25
CIK 1893645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

For the transition period from ____________ to ____________

Commission File No.: 001-42375

Polyrizon Ltd.

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	8 HaPnina Street Raanana, 4321545, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Tomer Izraeli

Chief Executive Officer

8 HaPnina Street, Raanana, 4321545, Israel

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 1,608,266 Ordinary Shares.

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

On May 27, 2025, we effected a reverse share split of our ordinary shares at the ratio of 1-for-250, or the May Reverse Split. The newly consolidated ordinary shares began trading on The Nasdaq Capital Market, or Nasdaq, on May 27, 2025.

On November 28, 2025, we effected a reverse split of our ordinary shares at the ratio of 1-for-6, or the November Reverse Split, and together with the May Reverse Split, the Reverse Splits. The newly consolidated ordinary shares began trading on Nasdaq on November 28, 2025.

All references in this annual report to our share capital, including the number of ordinary shares outstanding and per-share data for periods prior to the effective dates of the Reverse Splits have been retroactively adjusted to give effect to the Reverse Splits.

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

Important factors that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results;

●	the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials;

●	the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;

●	the success of competing therapies that are or may become available;

●	the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates;

●	our ability to obtain and maintain regulatory approval of our future product candidates;

●	our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue;

●	existing regulations and regulatory developments in the United States and other jurisdictions;

●	our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	our dependence on third parties;

●	our financial performance;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;

●	our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks;

●	difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non-compete agreements with our physicians;

●	our ability to restructure our operations to comply with future changes in government regulation;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” as well as in this Annual Report on Form 20-F generally.

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

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

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

Risks Related to Our Financial Condition and Capital Requirements

●	We have incurred significant losses since our inception. We anticipate that we will continue to incur significant losses for the foreseeable future. We have never generated any revenue from product candidates sales and may never be profitable.

●	We expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our product candidates’ development efforts or other operations.

Risks Related to the Discovery, Development and Clinical Testing of Product Candidates

●	We depend on enrollment of patients in our upcoming clinical trials in order to continue development of our product candidates.

●	We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our product candidates, failure to timely obtain necessary clearances or approvals would adversely affect our ability to grow our business.

●	We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-16 product. If we are denied submission under the de novo pathway, it may require us to go through a different pathway, such as a PMA pathway, which may result in a lengthier approval process for our devices.

●	Legislative or regulatory reforms in the United States or the European Union may make it more difficult and costly for us to obtain regulatory clearances or approvals for our product candidates or to manufacture, market or distribute our product candidates after clearance or approval is obtained.

●	We are heavily dependent on the success of our C&C product candidates.

●	Regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time-consuming and unpredictable, if we are unable to obtain regulatory clearances, grants and approvals, our business may fail.

●	If the FDA does not conclude that our T&T platform product candidate satisfies the requirements under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, or FFDCA, or Section 505(b)(2), or if we are unable to utilize the hybrid application pathway in the European Union, or if the requirements are not as we expect, the approval pathway for our T&T platform product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

●	Our C&C and T&T technologies are novel technologies, which makes it difficult to accurately and reliably predict the time and cost of development and regulatory approval.

●	As an organization, we have not previously conducted pivotal clinical trials, and we may be unable to do so for any product candidates we may develop, including our T&T platform product candidates.

●	We may find it difficult to enroll patients in our clinical trials due to various reasons, which could delay or prevent us from proceeding with such trials.

●	Our product candidates and the administration of our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval.

●	We may be subject, directly or indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

●	We face intense competition in an environment of rapid technological change, which may adversely affect our financial condition and our ability to successfully market or commercialize our product candidates.

●	The misuse or off-label use of our product candidates may harm our reputation in the marketplace, result in injuries that lead to product candidates liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Risks Related to our Reliance on Third Parties

●	We will rely on third parties to conduct certain elements of our preclinical studies and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

●	Independent clinical investigators and contract research organizations, or CROs, that we engage to conduct our clinical trials may not devote sufficient time or attention to our clinical trials or be able to repeat their past success.

●	We rely on third parties to manufacture the raw materials that we use to create our product candidates. Our business could be harmed if existing and prospective third parties fail to provide us with sufficient quantities of these materials and product candidates or fail to do so at acceptable quality levels or prices.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our product candidates or any future product candidates, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

●	Changes in patent policy and national intellectual property laws could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

●	We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming and unsuccessful.

●	We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers, and we may be subject to claims challenging the inventorship of our intellectual property.

Risks Related to Our Business Operations

●	We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

●	Due to our limited resources and access to capital, we must, and have in the past decided to, prioritize development of certain product candidates over other potential candidates. These decisions may prove to have been wrong and may adversely affect our revenues.

●	We may not be successful in our efforts to identify, discover or license additional product candidates.

●	Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Risks Related to Commercialization of Our Product Candidates

●	We currently have no marketing and sales organization. If we are unable to establish marketing and sales capabilities, or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product candidates revenue.

●	We are subject to significant regulatory oversight with respect to manufacturing our product candidates. Delays in establishing and obtaining regulatory approval of our manufacturing process may delay or disrupt our product candidates’ development and commercialization efforts.

●	If we receive marketing approval for our product candidates, sales will be limited unless the product candidates achieves broad market acceptance.

●	It may be difficult for us to profitably sell our product candidates if coverage and reimbursement for these product candidates is limited by government authorities and/or third-party payor policies.

●	Our business entails a significant risk of clinical trial and/or product candidates liability and our ability to obtain sufficient insurance coverage could have a material effect on our business, financial condition, results of operations or prospects.

Risks Related to Israeli Law and Our Operations in Israel

●	Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the current security situation in Israel and hostile neighboring countries.

●	It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors in Israel, to assert U.S. securities laws claims in Israel or to serve process on us.

●	Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs from U.S. companies.

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

Foreign Private Issuer

We report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring principal shareholders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

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

We are a development stage biotech company. We have incurred operating losses since our inception, including operating losses of $6,249,000 and $1,302,000 for the years ended December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, we had an accumulated deficit of approximately $8.4 million. We have devoted substantially all of our financial resources to designing and developing our C&C product candidates, including preclinical studies and clinical development and providing general and administrative support for these operations. We expect that our expenses and operating losses will increase for the foreseeable future as we continue clinical development of our C&C product candidates to provide a barrier against allergens and influenza from contacting the nasal epithelial tissue and develop other product candidates using our T&T platform technology for nasal delivery of APIs. Our ability to ultimately achieve revenues and profitability is dependent upon our ability to successfully complete the development of our C&C product candidates and any future product candidates, obtain necessary regulatory approvals for and successfully manufacture, market and commercialize our product candidates.

We anticipate that our expenses will increase substantially based on a number of factors, including to the extent that we:

●	Begin our planned clinical trial of our C&C product candidates in the third quarter of 2026;

●	seek regulatory and marketing approvals for any product candidates that successfully complete clinical trials;

●	advance our preclinical and research and development programs;

●	identify, assess, acquire, license and/or develop other product candidates;

●	manufacture current good manufacturing practices, or cGMP, material for clinical trials or potential commercial sales;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

●	hire personnel and invest in additional infrastructure to support our operations as a public company and expand our product candidates’ development;

●	enter into agreements to license intellectual property from third parties;

●	develop, maintain, protect and expand our intellectual property portfolio; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed trials, complex results, safety issues or other regulatory challenges that require longer follow-up of existing clinical trials, additional major clinical trials or additional supportive studies in order to pursue marketing approval.

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, grants that we received from the Israeli Innovation Authority, or the IIA. The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market one or more product candidates, our future revenue will depend upon the size of any markets in which such product candidates receive approval and our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors for such product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have never generated any revenue from product candidates sales and may never be profitable.

We have no product approved for marketing in any jurisdiction and we have never generated any revenue from product candidates sales. While we have advanced certain candidates through preliminary safety studies and regulatory engagement, our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of, and obtain the regulatory and marketing approvals necessary to commercialize, our product candidates or any future product candidates. We do not anticipate generating revenue from product candidates sales for at least the next year. Our ability to generate future revenue from product candidates sales will depend heavily on our ability to:

●	complete research and preclinical and clinical development of our product candidates and any future product candidates in a timely and successful manner, including our C&C product candidates to provide a barrier against viruses and allergens from contacting the nasal epithelial tissue;

●	obtain regulatory and marketing approval for any product candidates for which we complete clinical trials;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our technology product candidates and any future product candidates that is compliant with cGMPs;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate product candidates to support clinical development and the market demand for our technology product candidates and any future product candidates, if and when approved;

●	launch and commercialize any product candidates for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	expose and educate physicians and other medical professionals to use our product candidates;

●	obtain market acceptance, if and when approved, of our product candidates and any future product candidates from the medical community and third-party payors;

●	ensure our product candidates are approved for reimbursement from governmental agencies, healthcare providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our product candidates and any future product candidates or their prospective usage by medical professionals;

●	identify, assess, acquire and/or develop new product candidates;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know-how;

●	avoid and defend against third-party interference or infringement claims;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

To date, we have financed our operations primarily through the sale of equity securities, convertible loans made by certain of our shareholders, and grants that we received from the IIA. As of December 31, 2025, we had cash, cash equivalents of $1.3 million and bank deposits of $16.2 million. We will require significant additional financing to fund our operations. Our future funding requirements will depend on many factors, including but not limited to:

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

In order to sell our product candidates in member states of the European Union, or the EU, our product candidates must comply with the General Safety and Performance Requirements of the EU Medical Devices Regulation (Regulation (EU) No 2017/745, EU MDR), which repeals and replaces the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to being able to affix the European Conformity, or CE, mark to our product candidates, without which they cannot be sold or marketed in the EU. All medical devices placed on the market in the EU must meet the General Safety and Performance Requirements laid down in Annex I to the EU Medical Devices Regulation including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. The European Commission has adopted various standards applicable to medical devices. These include standards governing common requirements, such as sterilization and safety of medical electrical equipment and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as the easiest way to satisfy the General Safety and Performance Requirements as a practical matter, as it creates a rebuttable presumption that the device satisfies the General Safety and Performance Requirements.

To demonstrate compliance with the General Safety and Performance Requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its EU MDR classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the General Safety and Performance Requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the product candidates during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its product candidates with the General Safety and Performance Requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited and designated by a member state of the EU to conduct conformity assessments - Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically examine the product Technical Documentation and audit the company quality management system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product candidates conform to the relevant General Safety and Performance Requirements, the Notified Body issues a EU Certificate of Conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our product candidates, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our product candidates in these three countries.

We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-16 product candidate. If we are denied submission under the de novo pathway, it may require us to go through a different pathway, such as a PMA pathway, which may result in a lengthier approval process for our devices.

We have not conducted a pre-submission meeting with the FDA’s CDRH to confirm the potential for the Class II medical device path under a de novo classification request for our PL-16 product candidate. In the event the FDA does not agree with our regulatory assessments for our PL-16 product candidate under a Class II De Novo pathway, the FDA may require us to go through a lengthier, more rigorous examination than we had expected. This examination could involve pursuing a PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. PMA submissions must comply with far more rigorous standards compared to 510k or De Novo to prove device safety and effectiveness. Typically, Class III devices require both laboratory testing and clinical trials that include human participants. PMA is the most rigorous type of device marketing application required by the FDA. PMA approval is based on a determination by the FDA that the PMA contains sufficient valid scientific evidence to ensure that the device is safe and effective for its intended use(s). A PMA application generally includes extensive information about the device including the results of clinical testing conducted on the device and a detailed description of the manufacturing process. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed significantly.

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

To date, we have invested substantially all of our efforts and financial resources to research and develop our C&C technology, including conducting preclinical studies, developing and securing our intellectual property portfolio for our product candidates and technology. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our current and future product candidates. Our product candidates’ marketability is subject to significant risks associated with successfully completing current and future clinical trials, including:

●	our ability to initiate our clinical trials;

●	Success in in-vitro cell culture assays or other non-clinical experiments or animal studies does not ensure that later, clinical trials will be successful nor does it predict final results;

●	acceptance by the FDA, EU Notified Body, EMA or other regulatory agencies of our strategies for seeking regulatory approvals for our C&C product candidates and any future product candidates, including our proposed indications, primary and secondary endpoint assessments and measurements, safety evaluations and regulatory pathways;

●	the acceptance by the FDA, EU Notified Body, EMA or other regulatory agencies of the number, design, size, conduct and implementation of our clinical trials, our trial protocols and the interpretation of data from preclinical studies or clinical trials;

●	our ability to successfully initiate and complete clinical trials of our C&C product candidates and any future product candidates, including timely patient enrollment and acceptable safety and efficacy data and our ability to demonstrate the safety and efficacy of the product candidates undergoing such clinical trials;

●	the willingness of the FDA, EU Notified Body, EMA or other regulatory agencies to schedule an advisory committee meeting in a timely manner in connection with our regulatory submissions, if such advisory committee meetings are required;

●	the recommendation of the FDA’s advisory committee to approve our applications to market our C&C product candidates and any future product candidates in the United States, and the EMA’s approval to market our C&C product candidates in the European Union, if such advisory committee reviews are scheduled, without limiting the approved labeling, specifications, distribution or use of the product candidates, or imposing other restrictions;

●	the satisfaction of the FDA, EU Notified Body, EMA or other regulatory agencies with the safety and efficacy of C&C product candidates and any future product candidates;

●	the prevalence and severity of adverse events associated with C&C product candidates and any future product candidates;

●	the timely and satisfactory performance by third-party contractors, trial sites and principal investigators of their obligations in relation to our clinical trials;

●	our success in educating medical professionals and patients about the benefits, administration and use of our C&C product candidates and any future product candidates, if approved;

●	the availability, perceived advantages, relative cost, safety and efficacy of alternative and competing product for the indications addressed by our C&C product candidates and any future product candidates;

●	the effectiveness of our marketing, sales and distribution strategy, and operations, as well as that of any current and future licensees;

●	our ability to scale, validate and maintain a commercially viable manufacturing process that is cGMP-compliant;

●	our ability to obtain, protect and enforce our intellectual property rights with respect to our C&C product candidates, any future product candidates and our C&C technology; and

●	changes to regulatory guidelines.

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

The research, development, testing, manufacturing, labeling, packaging, approval, promotion, advertising, storage, recordkeeping, marketing, distribution, post-approval monitoring and reporting and export and import of drug product candidates are subject to extensive regulation by the FDA, European Competent Authorities, the EMA and by foreign regulatory authorities in other countries. These regulations differ from country to country. To gain approval to market our T&T platform product candidates and future product candidates, we must provide data from well-controlled clinical trials that adequately demonstrate the safety and efficacy of the product candidates for the intended indication to the satisfaction of the FDA, EMA or other regulatory authority. We have not yet obtained regulatory approval to market any product in the United States or any other jurisdiction. The FDA, EMA or other regulatory agencies can delay, limit or deny approval of our T&T platform product candidates or any future product candidate for many reasons, including:

●	regulatory requests for additional analyses, reports, data, non-clinical and preclinical studies and clinical trials;

●	our inability to demonstrate that a product candidate is safe and effective for the target indication to the satisfaction of the FDA, EMA or other regulatory agencies;

●	the FDA’s, EMA’s, or other regulatory agencies’ disagreement with our trial protocol, the interpretation of data from preclinical studies or clinical trials, or adequacy of the conduct and control of clinical trials;

●	clinical holds, other regulatory objections to commencing or continuing a clinical trial or the inability to obtain regulatory approval to commence a clinical trial in countries that require such approvals;

●	the population studied in the clinical trial may not be sufficiently broad or representative to assess safety in the patient population for which we seek approval;

●	unfavorable or inconclusive results of clinical trials and supportive non-clinical studies, including unfavorable results regarding safety or efficacy of a product candidate observed in clinical trials;

●	our inability to demonstrate that clinical or other benefits of a product candidate outweigh any safety or other perceived risks;

●	any determination that a clinical trial presents unacceptable health risks to subjects;

●	our inability to obtain approval from institutional review boards, or IRBs or Ethical Committees to conduct clinical trials at their respective sites;

●	the FDA’s determination that the regulatory pathways under FFDCA Section 505(b)(2), or Section 505(b)(2), or Section 510(k) are not available for a product candidate;

●	the non-approval of the formulation, labeling or the specifications of a product candidate;

●	the failure to accept the manufacturing processes or facilities at of third-party manufacturers with which we contract;

●	the potential for approval policies or regulations of the FDA, EMA or other regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval; or

●	resistance to approval from the advisory committees of the FDA, EMA or other regulatory agencies for any reason including safety or efficacy concerns.

In the United States, we will be required to submit an NDA to obtain FDA approval before marketing our T&T platform product candidate. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and efficacy for each desired indication. In the case of an NDA covered by Section 505(b)(2), we may rely in part on data not developed by us and for which we have not obtained a right of reference or use, including published scientific literature or the FDA’s findings of safety and/or effectiveness for a previously approved drug. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product candidates. The FDA may further inspect our manufacturing facilities to ensure that the facilities can manufacture any product candidate and any product candidates, if and when approved, in compliance with the applicable regulatory requirements, as well as inspect our clinical trial sites to ensure that our trials are properly conducted. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. Upon submission of an NDA, the FDA must make an initial determination that the application is sufficiently complete to accept the submission for filing. We cannot be certain that any submissions will be accepted for filing and review by the FDA, or ultimately be approved. If the application is not accepted for review or approval, the FDA may require that we conduct additional clinical or preclinical trials, or take other actions before it will reconsider our application. If the FDA requires additional trials or data, we will incur increased costs and delays in the marketing approval process, which may require us to expend more resources than we have available.

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

We will need to successfully complete pivotal clinical trials in order to obtain the approval of the FDA, EMA or other regulatory agencies to market our T&T platform product candidates or any future product candidates. Carrying out later-stage clinical trials and the submission of a successful NDA is a complicated process. As an organization, we have not previously conducted any later stage or pivotal clinical trials and have limited experience in preparing, submitting and prosecuting regulatory filings. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials_in a way that leads to marketing approval of our T&T platform product candidates. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of product candidates that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our T&T platform product candidates, which are in early stages of pre-clinical development. See “Risks Related to Our Reliance on Third Parties.” We rely on third parties to conduct certain elements of our preclinical and clinical trials and perform other tasks for us. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for or commercialize our product candidates.

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

We may not be able to identify, recruit and enroll a sufficient number of patients to complete our clinical trials because of the perceived risks and benefits of the product candidate under study, the availability and efficacy of competing therapies and clinical trials, the proximity and availability of clinical trial sites for prospective patients and the patient referral practices of physicians. We may also face challenges in identifying trial sites and enrolling patients in global trials such as our ongoing and planned clinical trials in the second half of 2026 for our C&C product candidates. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential product candidates will be delayed.

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

While we are only in the early stages of pre-clinical development for our T&T platform, if our product candidates are cleared or approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post- market information, including both federal and state requirements in the United States and comparable requirements outside of the United States. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

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

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the current administration could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, cleared, approved or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and clear or approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new medical devices or modifications to cleared or approved medical devices to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, the Trump administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the U.S. government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business..

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

As of March 24, 2026, our growing portfolio of patent applications consists of a single patent family that disclose our technologies. We cannot offer any assurances about which, if any, patents will issue in due time, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

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

Third party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

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

Similarly, if any third_party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture, or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

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

Furthermore, because of the substantial amount of discoveries required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

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

We generally enter into non-competition agreements with our employees and certain key consultants which apply for defined and limited periods of time and are tailored to protect our key business activities. These agreements prohibit our employees and certain key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us.

For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the protection of company’s trade secrets, confidential commercial information and intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

In addition, under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law further provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may nevertheless face claims demanding remuneration in consideration for assigned inventions, notwithstanding the assignment and waiver provisions included in our agreements. As a consequence of such claims, we could be required to incur legal costs and expend management time in responding to or defending against such claims, which are generally assessed in light of the explicit waivers executed by our employees and could result in legal costs and the diversion of management resources , which could negatively affect our business.

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

As of March 24, 2026, our executive officers and directors, in the aggregate, beneficially own shares representing approximately 1.8% of our share capital. As of March 24, 2026, we didn't have shareholders who own more than 5% of our outstanding Ordinary Shares .As a result, if these shareholders were to act together, they would be able to exert significant influence over all matters submitted to our shareholders for approval (including a prospective acquisition or other change of control of our company), as well as our management and affairs.

U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. We have not made a determination with respect to our status as a PFIC for our 2025 taxable year, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse consequences of PFIC status may be alleviated if a U.S. Holder (as defined below) makes a “mark to market” election or an election to treat us as a qualified electing fund, or QEF. These elections would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. It is not expected that a U.S. Holder will be able to make a QEF election because we do not intend to provide U.S. Holders with the information necessary to make a QEF election. Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Certain Material U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Item 10.E—Additional Information—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable Nasdaq requirements, and are not subject to certain U.S. securities laws including, but not limited to, U.S. proxy rules and the filing of certain Exchange Act reports, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we follow certain home country corporate governance practices instead of those otherwise required by the Nasdaq Stock Market for domestic U.S. issuers. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on The Nasdaq Capital Market may provide less protection to you than what is accorded to investors under the listing rules of Nasdaq applicable to domestic U.S. issuers.

As a foreign private issuer, we are exempt from compliance with certain rules and regulations under the Securities Exchange Act of 1934, or the Exchange Act, related to the furnishing and content of proxy statements, including the applicable compensation disclosure requirements. Nevertheless, pursuant to regulations promulgated under the Israeli Companies Law, 5759-1999, or the Companies Law, we are required to disclose the annual compensation of our five most highly compensated office holders on an individual basis. Such disclosure will not be as extensive as that required of a U.S. domestic issuer. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are exempt from filing quarterly reports with the SEC under the Exchange Act. Moreover, as a foreign private issuer we are also not subject to the requirements of Regulation FD (Fair Disclosure), promulgated under the Exchange Act, which restricts the selective disclosure of material information, although we have voluntarily adopted a corporate disclosure policy substantially similar to Regulation FD. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic issuer.

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

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, in March 2026, tensions escalated once again as Hezbollah launched an attack on Israel, underscoring the ongoing volatility and unpredictability of the security situation in the region, as well as the potential for rapid and unforeseen escalation. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, which may force us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our research and development and business development activities remain on track. However, while the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Gaza, Iran, Lebanon, Syria or the West Bank, our operations may be harmed.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

The ongoing conflict has led to the drafting of hundreds of thousands of Israeli military reservists, who are expected to serve extended periods. Although none of our employees have been called to active duty, our reliance on Israeli service providers and counterparties means that any future military service by their personnel could materially and adversely affect our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Certain countries, companies, and organizations participate in boycotts of Israeli companies, and recent efforts to expand boycotts of Israeli goods and services or to restrict business with Israel have increased. Any such boycotts and any restrictive laws, policies, or practices targeting Israel, Israeli businesses, or Israeli citizens could, individually or in the aggregate, have a material adverse effect on our business. The International Court of Justice has issued rulings and has taken actions relating to Israel, which could adversely affect our business, including by prompting companies to terminate, or decline to enter into, commercial relationships with Israeli companies. In addition, proposed changes to Israel’s judicial system may contribute to political instability or civil unrest, which may adversely affect our business, results of operations, and ability to raise additional funds if needed.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

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

Our research and development efforts have been financed in part through grants in an aggregate amount of $617,000 that we received from the IIA during 2007-2010. The IIA- funding was provided under track 8.3, pursuant to which we are exempt from paying royalties to the IIA. We may, however, apply to the IIA to convert such grants to a royalty-bearing track, subject to the IIA’s approval and the terms of the applicable IIA program. If any of the grants received under track 8.3 are converted to royalty-bearing grants we will be obligated to pay royalties at a rate between 3% and 5% on income derived from product candidates that were developed under IIA programs, up to the total amount of grants received, linked to the U.S. dollar and bearing interest. As of March 24, 2026, our contingent liabilities regarding IIA grants received by us were in an aggregate amount of $0.77 million (including accumulated interest). We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or product candidates using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such product candidates, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know-how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

Provisions of Israeli law and our Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Among other things:

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Furthermore, Israeli corporate law does not provide for shareholder action by written consent, thereby requiring all shareholder actions to be taken at a general meeting of shareholders. Completion of the tender offer under Israeli corporate law is also subject to certain conditions, including the approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares.

Our Articles divide our directors into three classes, each of which is elected once every three years. In addition, under our Articles the amendment of a limited number of provisions, such as the provision stating that each year the term of office of only one class of directors will and dividing our directors into three classes, requires a vote of the holders of 70% of the voting power represented at a general meeting of our shareholders and voting thereon has been obtained, provided the majority constitutes more than 50% of the total issued and outstanding share capital as of the record date of such meeting. Furthermore, our Articles provide that director vacancies may be filled by our board of directors.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers involving an exchange of shares, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, in which the sellers receive shares in the acquiring entity that are publicly traded on a stock exchange the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred. In order to benefit from the tax deferral, a pre-ruling from the Israeli Tax Authority, or the ITA, might be required. These provisions could delay, prevent or impede an acquisition of us or our merger with another company, even if such an acquisition or merger would be beneficial to us or to our shareholders.

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

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

Our Articles provide that unless the Company consents otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law.

Unless the Company consents in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 5728-1968, or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which United States federal courts would have exclusive or concurrent jurisdiction. Such exclusive forum provision in our Articles will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees and may result in increased costs for claims required to be brought before Israeli courts.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our Articles and by the Companies Law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, pursuant to the Companies Law, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s Articles, increases in a company’s authorized share capital, mergers and acquisitions and certain transactions requiring shareholders’ approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company, or has other powers toward the Company, has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist in understanding the nature of these duties or the implications of these provisions that govern shareholder behavior.

General Risk Factors

If we fail to comply with the continued listing requirements of the Nasdaq Capital Market, our ordinary shares may be delisted and the price of our ordinary shares and our ability to access the capital markets could be negatively impacted.

Our ordinary shares are listed on the Nasdaq Capital Market. As such, we are required to meet the continued listing requirements of the Nasdaq Capital Market and other Nasdaq rules, including minimum bid price, minimum market value of publicly held shares, minimum shareholders’ equity (or other financial metrics), corporate governance requirements, and timely filing of periodic reports with the SEC. In particular, we are required to maintain a minimum bid price for our ordinary shares of $1.00 per share and in the past, we have fallen out of compliance with this listing standard although we subsequently regained compliance.

On January 26, 2026, Nasdaq filed a rule proposal with the SEC that would permit the immediate suspension and delisting of a company listed on the Nasdaq Capital Market if its market value of listed securities remains below $5 million for 30 consecutive business days. As of the date of this Annual Report, our market value of listed securities is above $5 million; however, if this rule were to go into effect and we are unable to maintain our market value of listed securities above $5 million, we would become subject to immediate suspension and delisting.

If we do not meet the minimum bid price requirement or other continued listing requirements, our ordinary shares could be delisted. A delisting of our ordinary shares from Nasdaq could materially reduce the liquidity of our ordinary shares and result in a corresponding material reduction in the price of our ordinary shares. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities and strategic alternatives. There can be no assurance that our ordinary shares, if delisted from the Nasdaq Capital Market in the future, would be listed on a national securities exchange, a national quotation service, the Over-The-Counter Markets or the pink sheets. Delisting from the Nasdaq Capital Market, or even the issuance of a notice of potential delisting, would also result in negative publicity, make it more difficult for us to raise additional capital, adversely affect the market liquidity of our ordinary shares, reduce security analysts’ coverage of us and diminish investor, supplier and employee confidence. Additionally, the threat of delisting or the delisting of our ordinary shares from the Nasdaq Capital Market could reduce the number of investors willing to hold or acquire our ordinary shares, thereby further restricting our ability to obtain equity financing, and it could reduce our ability to retain, attract and motivate our directors, officers and employees. In addition, as a consequence of any such delisting, our ordinary shares price could be negatively affected and our shareholders would likely find it more difficult to sell, or to obtain accurate quotations as to the prices of, our ordinary shares.

Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In October 2025, we determined that we had been the victim of criminal fraud commonly referred to as “Business Email Compromise,” which involved email impersonation and the transmission of fraudulent wire instructions to members of our management in connection with an investment transaction. As a result, we initiated a wire transfer of approximately $461,000 to an account that was not owned by the intended recipient. Following the incident, we promptly activated our response procedures, including notifying appropriate internal stakeholders (including our audit committee), engaging legal counsel and a third-party cybersecurity firm to support the investigation, and coordinating with relevant financial institutions and authorities. At that time, based on the information available, we determined that there had been no third-party access to our certain management member’s email account. In December 2025, we identified and prevented a subsequent attempted fraud involving new, fraudulent wire instructions in connection with a payment to a supplier. Following this second incident and additional investigation, we determined that there had, in fact, been unauthorized access to certain member of our management’s email account, including the utilization of unauthorized mail-forwarding rules. We remediated and re-secured the impacted email account, including removal of unauthorized mail-forwarding rules, and implemented additional safeguards intended to reduce the risk of recurrence. We also engaged U.S. external counsel with expertise in this area to facilitate outreach to, and support an investigation by the FBI. The incident did not have a material impact on our business, financial condition or results of operations as of the date of this annual report; however, we may incur additional costs in connection with the investigation, remediation efforts and any related recovery actions.

If additional incidents occur, they could result in a material disruption of our business operations, financial condition, or results of operations. In addition, cyber attacks may cause interruptions in our operations, including our drug development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our drug candidates could be delayed.

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

Our legal and commercial name is Polyrizon Ltd. We were incorporated under the laws of the State of Israel in January 2005. Our principal executive offices are located at 8 HaPnina Street, Raanana, 4321545, Israel. Our telephone number in Israel is +972-9-3740120. Our website address is www.polyrizon-biotech.com. Information contained on or accessible through our website is not a part of this annual report, and the inclusion of our website address herein is an inactive textual reference only. Puglisi & Associates, or Puglisi, serves as our authorized representative in the United States for certain limited matters. Puglisi’s address is 850 Library Avenue, Newark, Delaware 19711.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability on insiders who profit from trades made in a short period of time; however, our directors and officers are required to file public reports of their share ownership and trading activities under Section 16(a) of the Exchange Act (though our 10% or greater shareholders remain exempt from such reporting requirements);

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events.

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

On May 27, 2025, we effected the May Reverse Split, and the newly consolidated ordinary shares began trading on Nasdaq on May 27, 2025. On November 28, 2025, we effected the November Reverse Split, and the newly consolidated ordinary shares began trading on Nasdaq on November 28, 2025.

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

Our leading technologies are C&C and T&T. The C&C provides a barrier against a wide range of allergen particulates and viruses.

PL-14 – Nasal Allergies Blocker (NASARIX™)

●	We announced the completion of the branding process for or PL-14 nasal allergy blocker, now branded NASARIX™.

●	We announced the successful production of a Good Manufacturing Practice (GMP) batch of clinical trial material (CTM) for NASARIX™.

●	We began a key usability (human factors) study for NASARIX™, which study is intended to align the product with U.S. Food and Drug Administration requirements on labeling, instructions for use, and overall user interaction — advancing its regulatory development pathway.

●	We expect our NASARIX™ product candidate to be regulated as a Class II medical device by the FDA under its 510(k) pathway.

●	Our NASARIX™ product candidate has recently achieved several preclinical and operational milestones, including positive allergen-blocking performance compared with a standard comparator, strong tolerability in human nasal tissue using the MucilAir™ model, completion of manufacturing scale-up for clinical trial material, and initiation of a human-factors/usability study in accordance with FDA guidance.

●	For our NASARIX™ product candidate, we will pursue the 510(k) pathway which requires a manufacturer to demonstrate substantial equivalence to an FDA-cleared device (i.e., predicate device) to a subject device (i.e., our product candidate). This process for clearing our device with the FDA entails performing a medical device analysis of the product candidates (e.g., NASARIX™ product candidate) description, operational principle, potential accessories and proposed intended use, for the purpose of identifying a predicate device that has already been cleared by the FDA. Through this review, we found three possible predicate devices for establishing substantial equivalence, Alzair, Nasalease and Bentrio. In addition, we recently completed a pre-submission meeting with the FDA to align on the planned regulatory and clinical development strategy for NASARIX™. There is no guarantee that NASARIX™ product candidate will advance in the FDA 510(k) process at the same rate as the aforementioned predicate devices or will reach commercialization.

●	The estimated timeline for obtaining 510(k) clearance for our NASARIX™ product candidate is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies may be performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. In the case of our predicate devices for our NASARIX™ product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

PL-16 – Influenza Blocker

●	In December 2025, we submitted a Pre-Request for Designation (Pre-RFD) to the FDA for our PL-16 product candidate, which initiates a formal regulatory discussion with the FDA to determine the most appropriate regulatory pathway based on PL-16’s formulation and physical barrier mechanism.

●	We expect our PL-16 product candidate, which provide a barrier against influenza from contacting the nasal epithelial tissue, respectively, to be regulated as a Class II medical device under a De Novo Classification request. For the clinical studies planned for PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2026, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-16. Our proposed 12-month interval from the scheduled FDA pre-sub meeting to the planned IDE clinical trial initiation should provide ample time to fulfill the necessary tasks for the IDE filing, such as 1) reporting previous studies to support the IDE, 2) preparing IDE required design and manufacturing control documentation, 3) conducting bench and biocompatibility tests to support safety of the device prior to starting the a human study, and 4) obtaining clinical protocol and ethics committee approvals as well as FDA IDE approval to start the clinical trial. Once IDE has been initiated, Polyrizon will comply with FDA Guidance “Changes or Modifications During the Conduct of a Clinical Investigation”, 2001.

●	For our PL-16 product candidate we initiated preclinical safety trials in the second quarter of 2025, and we intend to initiate feasibility clinical trials in the third quarter of 2027 and pivotal clinical trials in the third quarter of 2028. Following these trials, we plan to submit De Novo Classification requests for the product candidate.

●	Upon a review similar to the one performed for our NASARIX™ product candidate, we found that there were no potential predicate devices in the FDA’s database matching the proposed intended uses of our PL-16 product candidate. Because of this, we will pursue a De Novo Classification request for the product candidate. This pathway involves demonstrating that the product candidates provide a reasonable assurance of safety and effectiveness. During the second half of 2026 we intend to submit a Q-submission (Pre-submission) for the product candidate and request a pre-submission meeting with FDA’s CDRH to confirm the potential for this regulatory path. For more information, please see “Business – Our Product Candidates – The determination process for the C&C product candidates as a Class II medical devices.”

●	The estimated timeline for marketing authorization via De Novo Classification grant for our PL-16 product candidate is based on taking similar steps as the steps described above for obtaining 510(k) clearance for our NASARIX™ product candidate. We estimate a longer period of time for the entire grant process for the product candidate due to possibly extended clinical trials requested by the FDA and also due to a longer review timeframe. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

In the event the FDA does not agree with our regulatory assessments regarding the C&C product candidates 510(k) for our NASARIX™ product candidate, and Class II De Novo pathway for our PL-16 product candidate, the FDA may require us to go through a lengthier, more rigorous examination than we had expected such as PMA, which is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. If we are required to pursue a PMA, the introduction of our product candidates into the market could be delayed. For more information, please see “Risks Related to the Discovery, Development and Clinical Testing of Product Candidates.”

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

The T&T platform technology is designed to allow a long residence time and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a combination-product consisting of a nasal sprayer and formulation consisting of a hydrogel and a generic API, which we intend to pursue under the FDA’s 505(b)(2) pathway. We initiated feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, in the fourth quarter of 2024 that will go through the third quarter of 2026. Pre-clinical studies will follow and are expected to begin in the third quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the fourth quarter of 2028. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the third quarter of 2026.

In March 2025, we initiated preclinical studies in evaluating our T&T platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. These studies assessed key parameters, such as drug loading capacity, release kinetics, nasal deposition and stability, laying the groundwork for further safety and efficacy testing in preclinical and clinical studies. The study is conducted in collaboration with Professor Fabio Sonvico, Associate Professor at the Department of Food and Drug of the University of Parma (Italy) a leading expert in the development of intranasal and pulmonary drug delivery solutions and a member of our Scientific Advisory Board. During 2025, Professor Sonvico also initiated a collaboration with us on preclinical intranasal studies for benzodiazepines for acute seizure treatment and on targeted hydrogel deposition studies for our NASARIX™ allergy blocker and other CNS-focused therapeutics, contributing to our broader research on intranasal delivery of therapeutic agents.

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

Because the intended use for each of our C&C product candidates is creating a physical barrier and its primary mode of action, or PMOA, is physical, we believe that our C&C product candidates will be regulated as Class II medical devices. We believe that our NASARIX™ product candidate can utilize the 510(k) pathway for alleviating allergic symptoms, and that our PL-16 product candidate can utilize the De Novo Classification pathway for reducing the risk of nasal infections caused by influenza.

Because our C&C product candidates’ mode of action is based on creating a physical barrier that is not associated to chemical action within or on the body, we believe that our C&C product candidates will be classified by the FDA and similar regulatory bodies as a medical device.

Unless an exemption applies, any medical device that is to be marketed in the United States be cleared via submission of a premarket notification (i.e., 510(k)), for class II devices, or a PMA for class III devices. Alternatively, the device can be marketed following the granting of a De Novo Classification request for devices that do not have a legally marketed predicate device. We performed an FDA medical device analysis based on the NASARIX™ product candidate description along with potential accessories and the proposed intended use. Based on the abovementioned criteria we believe that our NASARIX™ product candidate’s regulatory classification is: 21 C.F.R. § 880.5045 “Medical recirculating air cleaner” (under the product code: NUP-Cream, Nasal, Topical, Mechanical Allergen Particle Barrier) which is FDA Class II requiring a 510(k) submission. This means a 510(k) submission for FDA review is required for clearance allowing it to be marketed. To provide the best possible predicate device to establish substantial equivalency within the 510(k) submission, a review of FDA’s 510(k) database for Product Code NUP was performed, which includes several possibilities for a potential predicate device, such as Alzair, Nasalese and Bentrio with intended uses of “promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens.”

Our PL-16 product candidate intends to provide a barrier against influenza from contacting the nasal epithelial tissue, respectively. We performed a regulatory assessment review for our PL-16 product candidate where the intended use includes a “nasal mechanical virus blocker” and found that there is no valid predicate devices found in the FDA’s databases matching this intended use. The lack of available predicate devices, combined with the fact that our PL-16 product candidate has similar risk profile as our NASARIX™ product candidate (due to three product candidates using the same ingredients and method of use), we believe that our PL-16 product candidate may be regulated as a Class II medical device if the FDA agrees and grants a De Novo Classification request. In order to assess the likelihood of approval under a De Novo pathway, during the second half of 2026 we intend to schedule a pre-submission meeting with the FDA. In December 2025, we submitted a Pre-Request for Designation (Pre-RFD) to the FDA for our PL-16 product candidate, which initiates a formal regulatory discussion with the FDA to determine the most appropriate regulatory pathway based on PL-16’s formulation and physical barrier mechanism.

The estimated timeline for obtaining 510(k) clearance for our C&C product candidates, is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies are performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. Applicants with outstanding review issues will be notified within 100 days. However, the FDA’s time of review does not include time on “hold”, which includes any time spent by us responding to any FDA information requests, meaning that the total timeframe of the review process could take longer than anticipated. In the case of our predicate devices for our NASARIX™ product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business FDA clearance plan for our C&C product candidates.”

Furthermore, we believe that our PL-16 product candidate would nevertheless still be classified as medical devices (rather than drugs), even in the event the FDA does not agree with our regulatory assessments regarding the Class II De Novo pathway based on our review of the FDA’s September 2017 guidance document entitled “Classification of Products as Drugs and Devices and Additional Product Classification Issues: Guidance for Industry and FDA Staff”. This guidance document notes that a key difference between the statutory definition of drugs and devices is that a device “does not achieve its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of its primary intended purposes”. The guidance further clarifies that the term “chemical action” is consistent with “pharmaceutical action” and also provides examples of products which have been determined to be devices, one of which is a polymer that provides a physical barrier (abdominal adhesion barrier).

We believe that our PL-16 product candidate will be regulated as medical device due to the following: (i) the mode of action by which PL-16 product candidate is creating a physical barrier, and achieving this barrier is not dependent on chemical action nor is it dependent on the product being metabolized; and (ii) the polymer used in the PL-16 product candidate have molecular mass that is much higher than the upper cell penetration limit. Therefore, the polymers will simply lay on top of the cells and function as a physical barrier to viruses and allergens.

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

The T&T platform technology is designed to allow a long residence time for the API, and an intimate contact with the mucosal tissue for a targeted delivery of medicines. We expect that our T&T platform product candidates will be regulated as a drug-device combination product consisting of a nasal sprayer (the medical device) and a formulation that consists of a hydrogel and a generic API (the drug), which we intend to pursue under the FDA’s 505(b)(2) pathway. We initiated feasibility studies for our T&T platform product candidates with corticosteroids, benzodiazepines and naloxone, in the fourth quarter of 2024 that will go through the fourth quarter of 2026. Pre-clinical studies will follow and are expected to begin in the third quarter of 2026. Phase I clinical trials for the leading T&T technology product candidate are planned for the fourth quarter of 2028. In addition, we plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the third quarter of 2026.

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

FDA clearance plan for our C&C product candidates

We performed a regulatory assessment review for our PL-16 product candidate where the intended use includes a “nasal mechanical virus blocker”. There are no regulatory classifications or predicate devices found in the FDA’s databases matching this intended use. We believe the regulatory pathway will be considered a Class II medical device without substantial equivalence, which would require a De Novo Classification request. During the second half of 2026 we intend to schedule an FDA Pre-submission meeting for our PL-16 product candidate to discuss whether it would be considered as Class II medical device and to ensure FDA agreement with the proposed testing plan.

NASARIX™ – Nasal Allergies

Our NASARIX™ product candidate was initiated its preclinical safety trials in the second quarter of 2025. We expect pivotal clinical trial to commence in the third quarter 2026, following which we plan to submit a 510(k) application for blocking allergens from contacting the nasal epithelial tissue to the FDA.

PL-16 - Influenza

For our PL-16 product candidate we initiated preclinical safety trials in the second quarter of 2025, and we intend to initiate feasibility clinical trials in the third quarter of 2027 and pivotal clinical trials in the third quarter of 2028. Following these trials, we plan to submit De Novo Classification requests for the product candidate.

Study Results

Over the last 36 months our formulations have been tested for their efficacy to block different types of biological assaults from interacting with host cells. For this purpose, we used a validated and well accepted cultured cells in vitro blocking assays, to evaluate the potential of the formulation to block the human coronavirus 229E and Influenza H1N1 virus, as well as the house dust mite Der P1 and the timothy grass Phl P1 allergens. The studies have been conducted mainly by our service partner PharmaSeed Ltd., Israel’s largest GLP-certified pre-clinical CRDO specializing in translational and regenerative studies. The main goal of these studies was to evaluate our formulations for their potential to prevent cell mortality as a consequence of viral infection, or to decrease the anti-inflammatory cytokines secretion following allergens encounter. Together with the biological effect of the formulations, we evaluated their cytotoxicity effect using cytotoxic cells assay on variable cell lines (MRC5, MDCK and A549).

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

The charts below represent six unique studies performed to demonstrate the reduction of inflammation in various cell lines after application with our C&C product candidates’ polymers. Our polymers have a mass of around 100,000 Daltons, or 100,000 Da. According to the Scientific Journal of Medicine, molecules above 1,000 Da, cannot penetrate cell lines. Because our polymers have an atomic mass much higher than the upper cell penetration limit, the polymers will simply sit on top of the cells and reduce exposure to allergens and viruses, as opposed to actually penetrating the cells and causing a chemical reaction.

UT – Untreated cells

UT+A – Untreated cells challenged with allergen

Figure 1 - The effect of the C&C technology (NASARIX™) in reduction the IL-8 secretion in response to dust mite allergen Der P1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05)).	Figure 2 - The effect of the C&C technology (NASARIX™) in reduction the IL-8 secretion in response to timothy grass allergen Phl P1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05))

Figure 3 - The effect of the C&C technology (NASARIX™) in reduction the IL-8 secretion in response to European hornbeam allergen Car B1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05)	Figure 4 - The effect of the C&C technology (NASARIX™) in reduction the IL-8 secretion in response to European dust mite allergen Der F1. A lower bar indicates lower inflammation (lowercase letters are significantly different from each other (P< 0.05))

Figure 5 - The effect of the C&C technology in protection of the cells against human corona virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))	Figure 6 - The effect of the C&C technology (PL-16) in protection of the cells against influenza virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))

Figure 7 - The effect of the C&C technology in protection of the cells against SARS-CoV-2 Omicron BA.1 virus. A higher bar indicates higher degree of protection (lowercase letters are significantly different from each other (P< 0.05))

In addition, the Company continued to advance the development of its intranasal hydrogel platform based on its proprietary Capture and Contain (C&C) technology, with a primary focus on its allergy blocker candidate, NASARIX™, and its viral blocker candidate, PL-16. The Company conducted multiple preclinical studies designed to evaluate the barrier performance, safety profile, deposition characteristics, and viral blocking capabilities of its formulations.

Preclinical in vitro studies evaluating allergen penetration demonstrated that the NASARIX™ effectively limited the diffusion of the house dust mite allergen (Der p1) through the hydrogel barrier. The results indicated that approximately 1.07% of the allergen penetrated the barrier after one hour, 1.14% after two hours, and 13.6% after four hours, supporting the formulation’s ability to provide a protective barrier during the initial period of allergen exposure.

The Company also conducted an ex vivo safety assessment using fully differentiated human nasal epithelial tissues (MucilAir™ model). The study evaluated multiple safety and tissue function parameters, including tissue integrity (TEER), cytotoxicity (LDH), ciliary beating frequency (CBF), mucociliary clearance (MCC), and inflammatory response (IL-8 secretion). The results demonstrated that exposure to NASARIX™ did not result in cytotoxicity, inflammatory activation, or impairment of normal epithelial function under the tested conditions, supporting the local tolerability profile of the formulation.

Additional preclinical work conducted in collaboration with the University of Parma evaluated the intranasal deposition profile of NASARIX™ using a validated human nasal cast model. The study demonstrated that more than 60% of the administered formulation was deposited in the nasal vestibule, the primary anatomical site of initial allergen exposure, supporting the intended mechanism of action of NASARIX™ as a barrier-forming nasal spray designed to capture and contain environmental allergens at the point of entry.

In addition, the Company reported in vitro data demonstrating broad-spectrum viral blocking activity for its PL-16 Viral Blocker formulation. The formulation was evaluated for its ability to block infection by respiratory viruses, including influenza H1N1, in cell-based models. Pre-treatment with the formulation prevented virus-induced cytopathic effects and maintained high cell viability following viral exposure, without evidence of cytotoxicity. Further experiments demonstrated that the viral blocking effect was reversible, indicating that the formulation functions through a temporary physical barrier mechanism rather than irreversible viral inactivation.

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

While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, the T&T platform delivery technology consists of a mucoadhesive polymers mixture designed to allow a long residence time and an intimate contact with the mucosal tissue for what we believe to be an effective delivery of medicines. The T&T platform can be tailored for different molecules to address their specific challenges thus believed to induce improved therapeutic effect. The T&T technology has been designed to enable mucoadhesion and prolonged retention at the deposition site by tailoring the physicochemical properties through composition, concentration and crosslinking of the key polymers of the formulation appears pivotal for the potential development as nasal medicinal product candidates.

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

We aim to conduct feasibility studies for the corticosteroids product candidate of the T&T technology beginning in the third quarter of 2026 through the third quarter of 2027. The feasibility studies may include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation.

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

We initiated feasibility studies for our T&T platform product candidates with benzodiazepines, in the first quarter of 2025 that will go through the fourth quarter of 2026. We will explore the effect of drug loading, release kinetics profile, stability, and local toxicity. Based on these feasibility studies we will identify two or three leading candidates that will be further optimized and be tested in preclinical studies for safety and efficacy. Based on the pre-clinical studies results we will proceed to conduct Phase I clinical trial.

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

We believe that the characteristic of our T&T derived formulations may provide an improved uptake profile and bioavailability of naloxone through intranasal administration due to its mucoadhesive and viscous properties. , in the first quarter of 2025 that will go through the fourth quarter of 2026. The feasibility studies include drug loading capacity, release kinetics profile of the APIs, stability and local toxicity. Based on these feasibility studies we will identify the leading candidates that will be further optimized to be tested in preclinical studies for safety and efficacy evaluation. Based on the pre-clinical study results we plan to proceed to Phase I clinical trial.

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

We plan to start an initial testing to explore the potential of our SCI-160 platform when combined with the T&T technology, in the third quarter of 2026.

Study Results

The Company has conducted a series of preclinical studies evaluating the performance of its proprietary Trap & Target™ (T&T) intranasal hydrogel platform for the delivery of active pharmaceutical ingredients, including naloxone and benzodiazepines.

In an ex-vivo mucoadhesion study using rabbit nasal mucosa, the Company’s naloxone hydrogel formulation demonstrated significantly stronger mucosal retention compared to a marketed intranasal naloxone product. After continuous washing with simulated nasal electrolyte solution for 30 minutes, the Polyrizon formulation maintained substantially higher levels of residual marker on the mucosal surface, with statistical significance reported at p < 0.0001, indicating enhanced mucoadhesive properties relative to the reference product.

Additional permeation studies were conducted using a validated artificial membrane model to assess the diffusion kinetics of naloxone from the hydrogel formulation. Results indicated that despite improved mucoadhesion, the permeation rate of naloxone from the Company’s formulation was comparable to that of the commercial reference product, suggesting that increased mucosal residence time did not impede drug diffusion.

The Company also conducted nasal deposition studies using a validated silicone human nasal cast model (Koken® LM-005) combined with quantitative image analysis. These studies demonstrated that the Company’s formulation achieved higher deposition in the nasal vestibule region compared with the commercial reference product. Approximately 71.5% (±2.8%) of the formulation deposited in the vestibule region compared to 54.9% (±7.9%) for the reference product, while deposition in the lower turbinate region was lower for the Company’s formulation (5.4% vs. 20.4%).

Separate preclinical studies evaluating the T&T platform for central nervous system (CNS) drug delivery demonstrated preferential accumulation of the hydrogel formulation in the middle and upper nasal turbinates in a silicone nasal cavity model, regions associated with potential nose-to-brain drug transport.

Agreement to Develop Intranasal Proprietary Non-Hallucinogenic Psychedelic Formulation

The Company has entered into a development agreement with Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind”), a clinical stage biopharmaceutical company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems. Under this agreement, Polyrizon will develop a proprietary intranasal formulation of MEAI (5 methoxy 2 aminoindane), Clearmind’s proprietary, next-generation, non-hallucinogenic neuroplastogen drug candidate, intended for use in the treatment of addiction related and other central nervous system (CNS) conditions.

SciSparc License Agreement

On August 13, 2024, we entered into an exclusive patent license agreement, or the SciSparc License Agreement, with SciSparc Ltd., or SciSparc, pursuant to which SciSparc granted us an exclusive, worldwide, royalty-bearing, sublicensable license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform, or the Licensed Patent Rights, in order to research, develop and commercialize the Licensed Patent Rights in connection with the diagnosis, prevention, and treatment of pain in humans.

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

We may terminate the SciSparc License Agreement for cause upon six months’ prior written notice to SciSparc and payment of all amounts owed to SciSparc through the effective date of such termination. SciSparc may terminate the SciSparc License Agreement if we (or the sublicensee) (i) cease to invest sufficient resources in the development efforts of the Licensed Products or our T&T technology at any time during the term of the SciSparc License Agreement, or (ii) fail to invest at least $300,000 in such development efforts of the Licensed Products or our T&T technology during the first three years of the term of the SciSparc License Agreement. If SciSparc is entitled to terminate the SciSparc License Agreement because we did not cure a breach of the SciSparc License Agreement to SciSparc’s satisfaction, we will be given an additional six months to sell the license on to a buyer who will step into our shoes. If we find a buyer, SciSparc will be given the right to purchase the license back under the same conditions. After this period, if we fail to sell the license, the SciSparc License Agreement will be terminated.

Our Strengths

We believe that our experienced results-oriented management team, promising IP portfolio, scalable robust business model and multiple product candidates validating our technologies gives us a distinct advantage in the marketplace.

●

People:

Our leadership team has a vast industry experience. Our management team has over 17 years (on average) of experience in life science companies. Our board of directors have vast experience in the life sciences industry as well as strong financial background. We believe that the holistic knowhow of our group will strongly contribute to a successful path from clinical development, regulatory approvals and commercialization of our product candidates. In addition, our management is supported by our Scientific Advisory Board which is an advisory panel of world-renowned academics and thought leaders with expertise in drug delivery systems, Chemistry and Pharmaceuticals.

●

Process:

We are developing and optimizing set of business processes including pre-clinical and clinical development, quality and regulatory processes. These processes can contribute shortening the time to market of our future product candidates position us with a competitive value in the competition landscape. The regulatory path for the C&C product candidates will be Class II 510(k). With regards to the T&T platform technology development process our feasibility set of studies is well defined and accepted in the intranasal delivery industry. We focus on already approved APIs (corticosteroids, benzodiazepines and naloxone) to shorten the clinical and regulatory processes time towards 505(b)(2) approval.

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

Nasal gels and nasal sprays have emerged as a promising approach to block viruses and allergens from contacting the nasal epithelial tissue. According to the 2025 Fortune Business Insights report, the nasal spray market was $32.43 billion in 2025 and is project to grow from $32.26 billion in 2026 to $70.17 billion by 2034, exhibiting a compound annual growth rate, or CAGR, of 8.90% during the forecast period.

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

Market for Influenza and Common Cold Viruses

In March 2019, the World Health Organization introduced guidelines, titled Global Influenza Strategy 2019-2030, to combat the 1 billion cases worldwide, three to five million of which are typically severe, and 290,000-650,000 influenza-related respiratory deaths. According to a Grand View Research report, titled Cold and Cough Remedies Report, the global cold and cough remedies market is projected to grow from approx. $7.1 billion in 2024 to over $9.7 billion by 2030, at a CAGR of 5.2%.

Market for Allergic Rhinitis

Allergic rhinitis is another vexing health problem and troubling factor in global health care. It causes discomfort, illness, and even disability to hundreds of millions of people worldwide, with an estimated prevalence ranging from 10% to 20% in the United States and Europe. Accordingly, global per capita healthcare spending has increased exponentially due to the myriads of potential treatments and diagnostic methods. This has resulted in a call for more effective, better quality, and more rapid diagnostic methods, which, in turn, creates significant market and growth opportunities for players offering new effective treatment options. According to a recent Research and Markets report, The allergic rhinitis drugs market is experiencing a stable growth trajectory, expanding from $5.46 billion in 2026, and projected to reach USD 7.31 billion by 2032, representing a CAGR of 4.94%.

One of the fastest-growing products in the nasal gel sector are allergen blockers. According to a recent Allied Market Research report, titled, Allergy Immunotherapy Market, the global allergy immunotherapy market size is projected to reach $4.9 billion by 2033, growing at a CAGR of 10.4% from 2024 to 2033. The allergy immunotherapy market growth is driven by rise in prevalence of allergic disorders and advancements in treatment options. Increase in incidence of allergies also boosts the growth of the market. Allergy immunotherapy represents a transformative approach to managing allergic diseases. It addresses the root cause of allergic responses rather than merely alleviating symptoms and offers durable benefits, improved quality of life, and potential prevention of disease progression.

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

T&T Technology Market Opportunities

According to a 2025 Fortune Business Insights report, titled Nasal Drug Delivery Market, the global market for intranasal drug delivery is projected to reach $120.83 billion by 2032, growing at a CAGR of 7.9% from 2019-2032. Factors such as increasing patient inclination for nasal drug delivery and growing acceptance of self-administration of drugs are driving the progress of nasal drug delivery market. The easy administration and enhanced efficacy have improved patient inclination for the nasal drug transfer which subsequently has boosted the demand for global market for the nasal drug delivery. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can be majorly attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. Intranasal drug delivery is one of the most preferred drug delivery routes among patients and healthcare providers. This can majorly be attributed to the non-invasive nature of this route of delivery and the fact that drug absorbability is higher through the nasal route. In addition, the nasal route offers a less hostile environment as compared to the gastro-intestinal route; this enables better absorption of drugs. Moreover, nasal drug delivery, unlike some other routes of drug delivery, does not require any sterile method for administering drugs into the body. The easy administration of these drugs plays a crucial role in improving compliance to drug therapies among patients, which in turn drives patient outcomes. Considering these factors, the preference for nasal drug delivery is increasing among patients and healthcare providers.

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

In March 2025, we initiated preclinical studies in evaluating our T&T platform for the intranasal administration of Naloxone, an opioid antagonist designed to rapidly reverse opioid overdose. The ongoing opioid epidemic, largely driven by fentanyl and other synthetic opioids, has led to a dramatic rise in overdose fatalities worldwide. Naloxone, an FDA-approved opioid antagonist, has been shown to reverse opioid toxicity when administered promptly after respiratory depression occurs. According to a 2024 Credence Research report, the global Naloxone market is estimated at approximately $1.02 billion in 2024 and is projected to grow to approximately $2.3 billion by 2032, representing a CAGR of approximately 10.9%. Intranasal delivery of Naloxone presents several advantages, including ease of administration, eliminating the need for trained medical personnel, reduced risk of needlestick injuries and increased accessibility, allowing emergency responders, caregivers, and at-risk individuals to carry and use it effectively.

Intranasal corticosteroids market opportunities

According to a research article published in 2025 by Future Market Insight, titled Global Intranasal Corticosteroids Market, the INCS products market is estimated to grow from $7.52 billion in 2025 to approximately $12.03 billion by 2035, representing a CAGR of approximately 4.8%. INCS remains the most effective treatment option for nasal symptoms associated with moderate to severe allergic rhinitis.

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

Intranasal Benzodiazepines market opportunities

According to a 2025 Fact.MR report, titled Benzodiazepine Drugs Market, the benzodiazepines drug market is projected to grow from approximately $4.0 billion in 2025 to approximately $5.4 billion by 2035, reflecting a CAGR of 3.0% during the forecast period. The demand for benzodiazepines is being driven by an increase in the number of people who are suffering from medical disorders such as muscle spasms, insomnia, anxiety, seizure and other mental health conditions. Moreover, a high preference for benzodiazepine drugs over other psychoactive medications is expected to increase the prescription volume, thereby fueling the overall market growth. Furthermore, the high prevalence of epilepsy worldwide will increase the need for benzodiazepine drugs during the forecasted timeframe. According to a February 2024 report published by the World Health Organization, titled Epilepsy Key Facts, around 50 million people worldwide have epilepsy, making it one of the most common neurological diseases globally. Nearly 80% of people with epilepsy live in low- and middle-income countries. 30% of uncontrolled epilepsy patients also experience seizure clusters. The market for high income countries can be estimated around 10 million patients. According to a September 2022 market research survey conducted by Fact.MR, titled Benzodiazepine Drugs Market Outlook 2022-2032, the market for Benzodiazepines for seizure clusters is estimated to be around $700 million.

Intranasal Naloxone market opportunities

Opioid abuse is one of the leading causes of drug overdose and death globally. Naloxone is an opioid antagonist designed to rapidly reverse opioid overdose. The growing need for an effective treatment and rising number of opioid dependent patients driving the growth of naloxone market in the United States. According to an August 2025 report published by the World Health Organization, titled Opioid Overdose, about 600,000 deaths worldwide were attributable to drug use in 2019. Close to 80% of these deaths are related to opioids, with about 25% of those deaths caused by opioid overdose. According to WHO estimates, approximately 125,000 people died of opioid overdose in 2019. Opioid overdoses that do not lead to death are several times more common than fatal overdoses

According to Zion Market Research report, titled Global Naloxone Market 2024–2032, the global naloxone market is predicted to grow to around $2,7 billion by 2032 with a CAGR of roughly 9.20% between 2024 and 2032. The global naloxone market is expected to grow due to the growing number of cases associated with opioid addiction. Naloxone is a highly effective medicine that can reverse the effect of opioid overdose in a person. According to the World Health Organization (WHO), opioids are regularly used for treating pain.

According to a Precedence report published in February 2026, titled Naloxone Spray Market, the global naloxone spray market size was estimated at $811.03 billion in 2025 and is predicted to increase from $1,007.06 billion in 2026 to approximately $7,066.49 billion by 2035, expanding at a CAGR of 24.17% from 2026 to 2035. This market is growing due to rising opioid overdose cases and increasing government initiatives to improve access to emergency treatments.

Intranasal SCI-160 pain solution market opportunities

According to a May 2025 report by Persistence Market Research, titled Pain Management Therapeutics Market, the global pain management therapeutics market size is predicted to reach US$ 103.0 Bn in 2032 from US$ 79.7 billion in 2025. It will likely witness a CAGR of around 3.7% in the forecast period between 2025 and 2032.

According to the report, increasing prevalence of chronic back pain and arthritis is anticipated to significantly push the pain management therapeutics market growth in the foreseeable future, finds Persistence Market Research. This is particularly evident among the geriatric population with the rising inclination toward early clinical intervention. As per the 2023 Global Burden of Disease Study, for instance, low back pain is now considered the main cause of disability globally, affecting approximately 620 million individuals.

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

Intranasal benzodiazepines for seizure clusters

The first intranasal BZD first product Nayzilam® (midazolam) nasal spray by UCB Biopharma SPRL was approved by the FDA in November 2019 for the acute treatment of intermittent, stereotypic episodes of frequent seizure activity (i.e., seizure clusters, acute repetitive seizures) that are distinct from a patient’s usual seizure pattern in patients with epilepsy aged 12 years or older. Net sales in the United States in 2023 were $108 million.

Intranasal naloxone for opioid overdose

The FDA approved on April 2019 the first generic naloxone hydrochloride nasal spray, commonly known as Narcan®, a life-saving medication that can stop or reverse the effects of an opioid overdose. Narcan sales in the US in the first quarter of 2024 were $118.5 million.

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

Research and Development Activities

In November 2024, we entered into a master services agreement with Eurofins Amatsiaquitaine S.A.S., or Eurofins, a leading European-based Good Manufacturing Practice (GMP) manufacturer. Under this agreement, we will engage Eurofins for certain services in preparation for a clinical trial that is expected to commence in 2026, including the supply of clinical trial material (CTM) for NASARIX™ allergy blocker.

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

Because the intended use for each of our C&C product candidates is creating a physical barrier and its PMOA is physical, we believe that our C&C product candidates will be regulated as Class II medical devices. We believe that our NASARIX™ product candidate can utilize the 510(k) pathway for alleviating allergic symptoms, and that our PL-16 product candidate can utilize the De Novo Classification pathway for reducing the risk of nasal infections caused by COVID-19 and influenza, respectively.

Device Approval Process

Unless an exemption applies, any medical device that is to be marketed in the United States should be cleared via submission of a premarket notification (i.e., 510(k)) for Class II devices, or approved through a PMA process for Class III devices. Alternatively, the device can be marketed following the granting of a De Novo Classification request for devices that do not have a legally marketed predicate device. We performed medical device FDA classification analysis based on our NASARIX™ product candidate’s description, along with potential accessories and the proposed intended use. We believe our NASARIX™ product candidate’s classification is: 21 C.F.R. § 880.5045 “Medical recirculating air cleaner” (under the product code: NUP-Cream, Nasal, Topical, Mechanical Allergen Particle Barrier) which is FDA Class II requiring a 510(k) submission. This means a 510(k) submission for FDA review is required for clearance allowing it to be marketed. To provide the best possible predicate device to establish substantial equivalency for the 510(k) submission, a review of FDA’s 510(k) database for Product Code NUP was performed, which includes several possibilities for a potential predicate device, such as Alzair, Nasalese and Bentrio with intended uses of “promoting alleviation of mild allergic symptoms triggered by the inhalation of various airborne allergens”.

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

Our PL-16 product candidate is intended to provide a barrier against inhaled airborne respiratory viruses such as influenza from contacting the nasal epithelial tissue, respectively. We performed a regulatory assessment review for our PL-16 product candidate where the intended use includes a “nasal mechanical virus blocker” and found that there are no valid predicate devices found in the FDA’s databases matching this intended use. The lack of available predicate devices, combined with the fact that we believe our PL-16 product candidate has similar risk profile with respect to the formulation composition as our NASARIX™ product candidate (due to three product candidates using the same ingredients and method of use), we believe that our PL-16 product candidate may be regulated as a Class II medical device if FDA agrees and grants a De Novo Classification request. In order to assess the likelihood of approval under a De Novo pathway, In December 2025, we submitted a Pre-Request for Designation (Pre-RFD) to the FDA for our PL-16 product candidate, which initiates a formal regulatory discussion with the FDA to determine the most appropriate regulatory pathway based on PL-16’s formulation and physical barrier mechanism and during the second half of 2026 we intend to schedule a pre-submission meeting with the FDA, but have not yet communicated directly with the FDA regarding any of its C&C product candidates.

For the clinical studies planned for PL-16 which will include human subjects; the Investigational Device Exemptions regulation describes three types of device studies: significant risk, nonsignificant risk, and exempt studies. During the second half of 2026, the company intends to schedule a pre-submission meeting with the FDA to determine the IDE regulation type of device studies for PL-16.

We believe the time frame of 15 months between the planned pre-sub meeting and the planned initiation of clinical trials is sufficient for the completion of IDE-enabling preclinical studies, preparation of clinical study protocol(s), design control documentation and manufacturing documentation to enable an IDE filing.

The estimated timeline for obtaining 510(k) clearance for our C&C product candidates, is based on the estimated time needed for the following activities: (i) GMP manufacturing of our clinical trial materials, which usually requires 9-12 months; (ii) Biocompatibility preclinical studies, which usually requires 3-6 months (although these studies are performed concurrently with the GMP manufacturing mentioned above); (iii) Clinical trials, which usually requires 6-12 months; and (iv) FDA submission and clearance, which usually requires 3-12 months. Regarding FDA submission and clearance, generally 510(k) applicants can expect submission acceptance review decisions within 15 calendar days, substantive review decisions within 60 days, and final decisions within 90 days. Applicants with outstanding review issues will be notified within 100 days. However, the FDA’s time of review does not include time on “hold”, which includes any time spent by us responding to any FDA information requests, meaning that the total timeframe of the review process could take longer than anticipated. In the case of our predicate devices for our NASARIX™ product candidate, Alzair, Nasalese and Bentrio, the FDA submission and clearance process took 86 and 140 days, respectively. For additional information, please see “Business – FDA clearance plan for our C&C product candidates.”

Many foreign countries in which we intend to market our NASARIX™ product candidate have regulatory bodies and restrictions similar to those of the FDA. International sales are subject to foreign government regulation, the requirements of which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance and the requirements may differ.

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

To demonstrate compliance with the general safety and performance requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. As a general rule, demonstration of conformity of medical devices and their manufacturers with the general safety and performance requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the product candidates during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its product candidates with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product candidates conform to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE Mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable EU laws and regulations, and corresponding EU member state laws, we would be unable to affix the CE mark to our product candidates, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Non-compliance with the above requirements would also prevent us from selling our product candidates in these three countries.

Manufacturers must demonstrate that their devices conform to the relevant General Safety and Performance Requirements through a conformity assessment procedure. The nature of the assessment depends upon the classification of the device. The classification rules are mainly based on three criteria: the length of time the device is in contact with the body, the degree of invasiveness, and the extent to which the device affects the anatomy. Conformity assessment procedures for all but the lowest risk classification of devices involve a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities, called Competent Authorities Manufacturers usually have some flexibility to select a notified body for the conformity assessment procedures for a particular class of device and to reflect their circumstances, e.g., the likelihood that the manufacturer will make frequent modifications to its product candidates. Conformity assessment procedures require an assessment of available clinical evidence, literature data for the product candidates, and post-market experience in respect of similar product candidates already marketed. Notified bodies also may review the manufacturer’s quality systems. If satisfied that the product candidates conforms to the relevant General Safety and Performance Requirements the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity and application of the CE Mark to the marketed product. Application of the CE Mark allows the general commercializing of a product candidates in the EU. The product candidates can also be subjected to local registration requirements, depending on the country.

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

Device Clinical Trials

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s Investigational Device Exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results (as applicable), showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

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

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product candidates is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for product candidates has orphan designation, a pediatric assessment may still be required for any applications to market that same product candidates for the non-orphan indication(s).

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

A list of our filed patent applications is described in the table below:

Filing Date	Application No.	Status	Title	Type
02/26/2024	311113	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Israeli National Phase
07/25/2025	318697 (divisional of 311113)	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Israeli National Phase
03/21/2024	22768986.6	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	European National Phase
02/26/2024	2024-532611	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Japanese National Phase
02/29/2024	11202401392V	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	Singapore National Phase
02/29/2024	18/687,950	Application Filed	Mucoadhesive Polymers for Nasal Drug Delivery	U.S. National Phase

Our success and ability to compete successfully depend on our ability to effectively protect, maintain, and defend our intellectual property and operate without infringing on the proprietary rights of others. As an additional protection, we seek to limit disclosures about our intellectual property strictly to a need-to-know basis and then, only to the minimum extent possible. In addition, before disclosing any proprietary information to employees, partners, contractors, and regulators, we insist on executing stringent confidentiality and non-disclosure agreements. Employees who work in research and product candidates’ development are also required to waive all rights to their work products and execute non-compete agreements.

Grants from the Israeli Innovation Authority

Tax Benefits and Grants for Research and Development

Under the Research Law, research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee. The terms of the grants typically include an obligation to pay royalties from the revenues generated from the sale of product candidates and related services developed, in whole or in part, pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3% to 5% of income until the entire IIA grant is repaid, together with an annual interest. Pursuant to the Research Law, grants received from the IIA before June 30, 2017, bear an annual interest rate that is applied at the time of the grant approval of the applicable file and such interest will apply to all the funding received under that grant approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month London Interbank Offered Rate until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month Secured Overnight Financing Rate, or SOFR, or in an alternative publication by the Bank of Israel with the addition of 0.71513%. Grants approved after January 1, 2024, shall bear the higher rate of 12 months SOFR interest plus 1% or a fixed annual interest rate of 4%.

The terms of the Research Law also require that the manufacture of product candidates developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded product candidates outside Israel, we may be required to pay increased royalties. Ordinarily, as a condition to obtaining approval to manufacture outside Israel, royalties would be payable subject to an increased cap of between 120% and 300% of the grants, depending on the volume manufactured outside Israel.

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of product candidates manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA (however, does require a notice to the IIA). A company requesting funds from the IIA also had in the past the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval.

The know-how developed within the framework of the IIA plan may not be transferred to third parties outside Israel without the prior approval of a research committee charted under the Research Law. The approval, however, is not required for the export of any product candidates developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel is subject to a redemption fee formula provided under the Research Law. According to regulations promulgated under the Research Law, the maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed 6 times the amount of the grants received plus interest, with a possibility to reduce such payment to up to three times the amount of the grants received plus interest if the company continues to conduct its research and development activity in Israel (for at least three years following such transfer and maintain staff of at least 75% of the number of research and development employees it had for the six months before the know-how was transferred and keeps the same scope of employment for such research and development staff).

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA and the recipient will have to execute a customary undertaking by such interested party. If we fail to comply with the Research Law, we may be subject to criminal charges.

Other Tax Benefits

Tax Benefits on Capital Expenditures for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721 –, 1961, or the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such an application will be accepted. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law).

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005, to which we refer as the 2005 Amendment, as of January 1, 2011, to which we refer as the 2011 Amendment, and as of January 1, 2017, to which we refer as the 2017 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment, remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011, were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect for the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Employees

As of March 24, 2026, we had four members of senior management (including our Chief Executive Officer), of which one is a full-time employee, two are part-time contractors and one is a full-time contractor (our Chief Executive Officer). None of our employees located in Israel are represented by labor unions or covered by collective bargaining agreements. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli and Industry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition and assignment to us of intellectual property rights developed in the course of employment and confidentiality. The enforceability of such provisions is limited by Israeli law.

Legal Proceedings

We are not currently subject to any legal proceedings.

C. Organizational Structure

We currently have no subsidiaries.

D. Property, Plant and Equipment

Our main business activities are conducted in Israel. Our offices are located at 8 HaPnina Street, Raanana, Israel. Our lease is a month-to-month lease with no current expiration date. Our monthly rent payment as of January 2026, was approximately NIS 4,500 (approximately $1,450). In addition, we also lease space in Rehovot, Israel for our research and development facility and laboratory, where we occupy approximately 25 square meters (approximately 270 square feet). Our lease is a month-to-month lease with no current expiration date. Our monthly rent payment as of January 2026, was approximately NIS 4,000 (approximately $1,100).

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the year ended December 31, 2024 can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 11, 2025.

Overview

For more information regarding our business and operations, see “Item 4B. Business Overview” above.

Recent Offerings –

The share and per share numbers in the following discussion reflect (i) a 1-for-250 reverse share split that we effected on May 27, 2025, and (ii) a 1-for-6 reverse share split that we effected on November 28, 2025.

Registered Direct Offering – December 2025

On December 5, 2025, we entered into a securities purchase agreement with certain investors in a registered direct offering of 552,269 of our ordinary shares at a purchase price of $9.00 per share, for aggregate gross proceeds of approximately $4.97 million. In connection with the registered direct offering, we agreed to pay Aegis Capital Corp., or Aegis, a financial advisory fee of $250,000. The registered direct offering closed on December 5, 2025.

Private Placement and Exchange – March 2025

On March 31, 2025, we entered into a securities purchase agreement with institutional investors for a private placement of ordinary units and pre-funded units. Each ordinary unit consisted of one ordinary share and one Series A Ordinary Warrant to purchase one ordinary share, and each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series A Warrant. The private placement generated aggregate gross proceeds of approximately $17.0 million, with a price of $720 per ordinary unit and $719.985 per pre-funded unit. The Series A Warrants are exercisable following shareholder approval, have a term of 30 months, and an initial exercise price of $1,800 per share, or pursuant to an alternative cashless exercise option. The number of securities issuable under the Series A Warrants is subject to adjustment as described in the Series A Warrants agreement. Each pre-funded warrant is exercisable for one ordinary share at USD 0.015, subject to shareholder approval, until fully exercised, with the number of underlying ordinary shares subject to adjustment for share splits, recapitalizations, and reorganizations. The private placement closed on April 1, 2025.

On the same date, we entered into an exchange agreement with certain holders of warrants issued in October 2024. Under the agreement, the holders exchanged their existing warrants for approximately 3.9 million new warrants substantially in the form of the Series A Warrants.

In connection with the private placement, we entered into a registration rights agreement with the investors and subsequently filed a registration statement covering the resale of the securities issued in the private placement and pursuant to the exchange agreement.

Aegis acted as the sole placement agent for the offering and received a commission equal to 10.0% of the aggregate gross proceeds, as well as reimbursement for certain out-of-pocket expenses.

As of March 24, 2026, all warrants and pre-funded warrants issued in the March 2025 private placement had been exercised by the applicable holders based on a cashless exercise, resulting issuance of 993,923 ordinary shares.

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

Income Taxes

We have yet to generate taxable income in Israel. As of December 31, 2025, our operating tax loss carryforwards were approximately NIS 34.2 million ($10.7 million). We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Our results of operations for the years ended December 31, 2025 and 2024 were as follows:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Statement of Comprehensive Loss:
Research and development expenses	$2,133	534
General and administrative expenses	4,116	768
Operating loss	6,249	1,302
Financing expense (income), net	(2,914)	243
Net loss and comprehensive loss	3,335	1,545
Basic and diluted net loss per share	$4.90	774.8
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share	680,380	1,994

Research and Development Expenses

The following table describes the breakdown of our research and development expenses for the indicated periods:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Subcontractors and consultants	$894	$102
Patent amortization	300	275
Share based payment	365	116
Payroll and payroll related	536	41
Other	38	-
Total research and development expenses	2,133	534

Our research and development expenses for the years ended December 31, 2025 and 2024 were $2.1 million and $0.5 million, respectively. The increase of $1.6 million, or 299% is mainly attributed to increase in our activity following IPO completed at the end of 2024.

General and Administrative Expenses

The following table describes the breakdown of our general and administrative expenses for the indicated periods:

	For the year ended December 31,
(U.S. dollars in thousands)	2025	2024

Payroll and related expenses	$183	$152
Professional services	2,465	571
Share based payment	935	10
Business email compromise theft loss	464	-
Others	69	35
	$4,116	768

Our general and administrative expenses for the years ended December 31, 2025 and 2024 were $4.1 million and $0.8 million, respectively. The increase of $3.3 million, or 412% is primarily attributable to increase in our activity following IPO completed at the end of 2024.

In addition, In October 2025, the Company determined that it was the victim of criminal theft known to law enforcement authorities as business e-mail compromise theft which involved employee impersonation and fraudulent requests targeting our Company. The fraud resulted in transfers of funds aggregating $0.4 million to other overseas accounts held by third parties, which couldn’t recover to date. As a result, we recorded a charge of $0.4 million in the fourth quarter of 2025.

Financing Expenses (Income), net

Our financing income, net for the year ended December 31, 2025 was $2.9 million compared to finance expense, net in 2024 of and $0.2 million. The increase of $3.1 million, or 1,550% is primarily attributable to increase in fair value revaluation of derivative warrant liability attributed to Private Placement in March 2025.

B. Liquidity and Capital Resources

Since our inception, we have incurred losses and negative cash flows from our operations. For the year ended December 31, 2025, we incurred a net loss of $3.3 million and used net cash of $4.5 million in our operating activities.  As of December 31, 2025, we had a working capital of $12.4 million, and an accumulated deficit of approximately $8.4 million. As of December 31, 2025, our cash and cash equivalents totaled approximately $1.3 million and bank deposits totaled approximately $16.2 million. We believe that our cash and cash equivalents will enable us to fund our operations through March 2030.

Through December 31, 2025, we have financed our operations primarily through issuances of our equity securities in public and private offerings, including in our initial public offering in October 2024, our private placement in March 2025 and our registered direct offering in December 2025. Total invested capital as of December 31, 2025 was $30.1 million, which included Ordinary Shares, preferred shares, option to purchase Ordinary Shares and convertible note agreements.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table summarizes our statement of cash flows for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
(U.S. dollars in thousands except share and per share data)	2025	2024
Net cash used in operating activities	$(4,528)	(1,147)
Net cash from investing activities	(16,534)	29
Net cash provided by financing activities	19,814	3,668
Decrease in cash and cash equivalents	$(1,248)	2,550

Net cash used in operating activities

Net cash used in operating activities was $4.5 million and $1.1 million for the years ended December 31, 2025 and 2024, respectively. The $3.4 million increase was attributable primarily to increase in our activity following IPO in the end of 2024.

Net cash used in investing activities

Net cash provided by (used in) investing activities was $(16.5) million and $0.029 million for the years ended December 31, 2025 and 2024, respectively. The increase was from investing in bank deposits.

Net cash provided by financing activities

Net cash provided by financing activities was $19.8 million and $3.7 million for the years ended December 31, 2025 and 2024, respectively. The increase was mainly due to increase in proceeds from issuance of shares, warrants and pre-funded warrants during 2025.

Funding Requirements

We have incurred losses and cash flow deficits from operations since the inception, resulting in an accumulated deficit at December 31, 2025 of approximately $8.4 million. We anticipate that we will continue to incur net losses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our projected cash needs until March 2030. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

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

C. Research and Development, Patents and Licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Research and Development Expenses” and “Item 5. Operating and Financial Review and Prospects- A. Operating Results-Comparison of the year ended December 31, 2025 to the year ended December 31, 2024- Research and Development Expenses.”

D. Trend Information

Other than as disclosed in “Item 5. Operating and Financial Review and Prospects—Components of Operating Results” and elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our total revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Policies and Estimates

We describe our significant accounting policies and estimates in Note 2 to our annual financial statements contained elsewhere in this annual report.

We prepare our financial statements in accordance with U.S. GAAP.

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of our accounting policies and the reported amounts recognized in the financial statements. On a periodic basis, we evaluate our estimates, including those related to and a derivative warrant lability using an option pricing model. The option-pricing model requires a number of assumptions, including the expected share price, share price volatility, free risk interest rate, dividends and expected option term. Expected volatility was calculated based on comparison companies. We base our estimates on historical experience, authoritative pronouncements and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Other than as described above, for the periods included in the financial statements, we do not believe there are critical accounting estimates that are subject to uncertainty or that have significantly changed during the relevant periods.

Recently-Issued Accounting Pronouncements

Certain recently_issued accounting pronouncements are discussed in Note 2, Significant Accounting Policies, to the financial statements included in elsewhere in this registration statement, regarding the impact of the U.S. GAAP standards as issued by the FASB that we will adopt in future periods in our financial statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, including their ages as of March 24, 2026:

Name	Age	Position
Tomer Izraeli	47	Chief Executive Officer, Class III Director
Nir Ben Yosef	50	Chief Financial Officer
Dr. Eyal S. Ron	70	Chief Science Officer
Dr. Tidhar Turgeman	49	Chief Technology Officer
Mr. Asaf Itzhaik (1)(2)(3)	53	Class I Director
Oz Adler	40	Class III Director
Liat Sidi (1)(2)(3)	51	Class II Director
Yehonatan Zalman Vinokur (1)(2)(3)	47	Class II Director
Liron Carmel(1)	41	Class I Director

(1)	Independent director under applicable Nasdaq Capital Market, as affirmatively determined by our board of directors.

(2)	A member of our audit committee.

(3)	A member of our compensation committee.

Tomer Izraeli, Chief Executive Officer, Class III Director

Mr. Tomer Izraeli has served as our Chief Executive Officer and a member of our board of directors since March 2020 and also served as our chief executive officer and director from 2005 to 2013. Mr. Izraeli also served as Department Manager in Lapidot Medical Ltd. from 2014-2020. Mr. Izraeli has served as a director in LMF Medical Ltd. from 2023-2024. Mr. Izraeli serves as a consultant to CliniQuantum Ltd. from 2025. Mr. Izraeli has a BSc in chemical engineering and an MBA from the Ben Gurion University of the Negev.

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

Dr. Tidhar Turgeman, Chief Technology Officer

Dr. Tidhar Turgeman has served as our Chief Technology Officer since December 2020. Prior to that, during 2023-2024, Mr. Turgeman served as a director in LMF Medical Ltd. Mr. Turgeman also served as an Innovative drug delivery technologies products development manager at ADAMA from 2017 to 2020 and as a research leader at Evogene from 2014 to 2017. Mr. Turgeman serves as a CEO of CliniQuantum Ltd. from 2025. Mr. Turgeman has a Ph.D degree from Ben-Gurion University of the Negev.

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

B. Compensation

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses	Pension, retirement, options and other similar benefits
	(in thousands of U.S. dollars)
All directors and senior management as a group, consisting of 10 persons as of December 31, 2025	$2,077	11

All amounts reported in the table below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.4 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

The following table presents information regarding compensation actually received or accrued by our five most highly compensated Office Holders (as defined in the Companies Law) during the year ended December 31, 2025.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites	Stock-Based Compensation	Total

Tomer Izraeli, Chief Executive Officer	$247,000	$118,500	$371,500	$737,000

Oz Adler, Director	228,000	-	307,500	535,000

Dr. Tidhar Turgeman, Chief Technology Officer	205,000	65,000	222,000	492,000

Nir Ben Yosef, Chief Financial Officer	129,000	-	9,000	138,000

Dr. Eyal S. Ron, Chief Science Officer	-	-	7,000	7,000

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security.

As of December 31, 2025, 164 options were granted to our directors and executive officers.

As of December 31, 2025, 111,347 restricted share units, or RSUs, were granted to our directors and executive officers.

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

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. Pursuant to the Companies Law, we are required to disclose the annual compensation of our five most highly compensated officers on an individual basis.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment and consulting agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we entered into indemnification agreements, with each executive officer and director pursuant to which we will indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance.

For a description of the terms of our options and option plans, see “Item 6.E—Equity Incentive Plan” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

C. Board Practices

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the requirements to appoint external directors and related rules concerning the composition of the audit committee and compensation committee of the board of directors, other than the gender diversification rule, which requires the appointment of a director from the other gender if, at the time a director is appointed, all members of the board of directors are of the same gender. In accordance with these regulations, following our listing on the Nasdaq, in October, we elected to “opt out” from these requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder”, as such term is defined under the Companies Law, (ii) our shares are traded on certain U.S. stock exchanges, including the Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws, including the rules of the applicable exchange, that are applicable to U.S. domestic issuers.

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our principal shareholders are exempt from the reporting provisions of Section 16; however, our officers and directors are subject to the reporting requirements under Section 16(a) of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

For more information regarding our corporate governance practices and foreign private issuer status, see “Item 16.G Corporate Governance” below.

Board Of Directors

Our board of directors consists of seven members. Nasdaq listing standards require that a majority of our directors be independent. These standards provide, among other things, that a person will be considered an independent director if he or she is not an officer of the Company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. Our board of directors has determined that Asaf Itzhaik, Liat Sidi and Yehonatan Zalman Vinokur are “independent” for purposes of the Nasdaq Stock Market rules. Our Articles provide that the number of board of directors’ members shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than nine. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the consulting agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors (and in case the terms are not compatible with the provisions of the compensation policy, to our shareholders’ approval as well), and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our current Articles, our directors (other than external directors, if any) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders beginning in 2025, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director (other than external directors, if any) holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office by a vote of the holders of at least 70% of the total voting power of our shareholders at an annual general meeting of our shareholders, provided that such majority constitutes more than 50% of the Company’s then issued and outstanding share capital. Our directors are divided among three classes as follows:

●	the Class I directors, consisting of Mr. Liron Carmel and Mr. Assaf Itzhaik will hold office until our annual general meeting of shareholders to be held in 2028;

●	the Class II directors, consisting of Ms. Liat Sidi and Mr. Yehonatan Zalman Vinokur will hold office until our annual general meeting of shareholders to be held in 2026; and

●	the Class III directors, consisting of Mr. Tomer Izraeli and Mr. Oz Adler, will hold office until our annual general meeting of shareholders to be held in 2027.

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

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not (subject to a certain time-limited exemption, as described below) vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, and notwithstanding the foregoing, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

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

Role of Board of Directors in Risk Oversight Process

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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq, are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, our board of directors elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Alternate Directors

Our Articles provide, consistent with the Companies Law, that any director, and with respect to external directors (to the extent required under applicable law - see the description of the External Directors relief resolution under “-External Directors” above) – only subject to certain preconditions, may appoint another person to serve as his alternate director, provided such person has the qualifications prescribed under the Companies Law to be appointed and to serve as a director and is not already serving as a director or an alternate director of the company. The term of an alternate director may be terminated at any time by the appointing director and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director. To date there are no alternate director appointments in effect.

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

Under the Companies Law and other applicable Israeli laws, our audit committee is responsible for:

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

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto; and

(viii)	supervision of the manner the Company implements the requirements of the Privacy Protection Law, 1981 and the Privacy Protection Regulations (Data Security), 2017.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. On April 17, 2025, our shareholders approved our new compensation policy.

Compensation Policy

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

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

Our compensation policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

Pursuant to the compensation policy, the compensation that may be granted to an executive officer includes: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the compensation policy are limited to a maximum amount linked to the executive officer’s base salary.

Under our compensation policy, an annual cash bonus that may be awarded to executive officers (other than the Chief Executive Officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to executive officers (other than the Chief Executive Officer) on a discretionary basis. The measurable performance objectives are determined annually by the compensation committee and the board of directors and are based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

The compensation policy provides that the annual bonus awarded to the Company’s Chief Executive Officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the compensation committee and the board of directors and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

Equity-based awards are granted from time to time in the form of options and/or other equity-based awards, such as RSUs, in accordance with the Amended and Restated Equity Incentive Plan, or the Plan, as may be updated from time to time, are structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and are individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under our compensation policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the board of directors.

Our compensation policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. Our compensation policy also contains provisions that would enable our Chief Executive Officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the compensation policy) and allows the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the compensation policy.

Our compensation policy also governs the compensation of members of our board of directors and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the compensation policy. Our chairperson may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the compensation policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the compensation policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under our compensation policy, our non-executive directors and our chairperson may also be awarded annual equity-based compensation up to the applicable limits set forth in the compensation policy, as shall be determined from time to time and approved by the compensation committee, the board of directors and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. We appointed Mr. Eyal Orian has as our internal auditor. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company.

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

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s Articles:

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

An Israeli Company may also insure an office holder against expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

We purchased directors’ and officers’ liability insurance, providing total coverage of $7.5 million for the benefit of all of our directors and officers.

Indemnification

The Companies Law and the Israeli Securities Law provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court; However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceeding of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees;

●	payment to the party injured by the violation; and

●	liability or expense otherwise permitted as an indemnification by the Companies Law.

Our Articles allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited:

●	to categories of events that the board of directors determines are likely to occur in light of the operations of the company at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

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

We have entered into exculpation agreements with each of our current directors and executive officers undertaking to exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law and including with respect to liabilities resulting from our initial public offering in the United States and any other subsequent public offerings.

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

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. A “personal interest” includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required for such transaction.

Under the Companies Law, all arrangements as to compensation and indemnification or insurance of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order. If shareholders of a company do not approve the compensation terms of office holders, other than directors, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements or a special majority:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company, or the Special Majority.

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

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit or compensation committee and board of directors.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to the Special Majority requirement.

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

The approval of each of the compensation committee and the board of directors, with regard to the office holders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a Special Majority.

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

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

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

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan - Amended and Restated Equity Incentive Plan

We maintain one equity incentive plan – the Amended and Restated Equity Incentive Plan, which was amended via resolution of our board of directors on January 13, 2025, to include the ability to grant additional types of awards under the Plan (such as RSUs), and on July 20, 2025, to increase the amount of ordinary shares available for grant by 1,196,800 ordinary shares. As of the date of this annual report, the number of ordinary shares underlying the Plan is 200,533. As of the date of this annual report, the number of options awarded under the Plan is 164, of which 164 have vested and have not yet been exercised or expired. In addition, as of the date of this annual report, the number of RSUs awarded under the Plan is 111,347, of which 15,546 have vested and have not yet been settled or forfeited.

The Plan was originally adopted by our board of directors in February 2021 and expires in February 2031. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan.

The Plan is administered by our board of directors, regarding the granting of RSUs, options and the terms of option and RSU grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the grant of the options. Under Section 102(b)(2), any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions (which rate may be increased by an additional 3%-5% surtax depending on the individual income amounts). Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2021 Incentive Plan also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment without Cause, as defined in the Plan, all unvested options will expire, and all vested options will generally be exercisable for three (3) months following termination, or such other period as determined by the plan administrator, subject to the terms of the 2021 Incentive Plan and the governing option agreement.

Upon termination of employment due to death, retirement or absolute disability, all the vested options at the time of termination will be exercisable for 12 months following termination, or such other period as determined by the plan administrator, subject to the terms of the Plan and the governing option agreement.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

There was no erroneously awarded compensation that was required to be recovered pursuant to the Polyrizon Ltd. Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 24, 2026 by:

●	each person or entity known by us to own beneficially 5% or more of our outstanding Ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem ordinary shares issuable pursuant to options that are currently exercisable or exercisable within 60 days from March 24, 2026 to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Percentage of shares beneficially owned is based on 1,622,163 ordinary shares issued and outstanding as of March 24, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares, and neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. A description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included under “Item 7.A Major Shareholders

Unless otherwise noted below, the address of each shareholder, director and executive officer is c/o Polyrizon Ltd., 8 HaPnina Street, Raanana, 4321545 Israel.

5% or greater shareholders:	Ordinary Shares beneficially owned	Percentage of Ordinary Shares beneficially owned

None.	-	-
Directors and executive officers:
Tomer Izraeli (1)	10,974	*	%
Eyal S. Ron (2)	439	*	%
Tidhar Turgeman (3)	5,882	*	%
Nir Ben Yosef (4)	212	*	%
Oz Adler (5)	6,797	*	%
Asaf Itzhaik (6)	1,043	*	%
Liat Sidi (6)	1,043	*	%
Yehonatan Zalman Vinokur (6)	1,043	*	%
Liron Carmel (7)	1,564	-%
All directors and executive officers as a group (10 persons)	28,997	1.8%

*	Indicates beneficial ownership of less than 1% of the total Ordinary Shares outstanding.

(1)	Consists of (i) 79 ordinary shares; and (ii) 88 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $1,699.3 to $1,700.3 and expiring from October 2026 to June 2028 and (iii) 10,807 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 25,026 ordinary shares in more than 60 days from the date of this annual report.

(2)	Consists of (i) 22 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $1,018.3 to $1,700.3 and expiring from August 2028 to June 2030 and (ii) 417 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 1,042 ordinary shares in more than 60 days from the date of this annual report

(3)	Consists of (i) 41 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $26.1 to $1,700.3 and expiring from August 2026 to November 2028 and (ii) 5,841 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 14,593 ordinary shares in more than 60 days from the date of this annual report

(4)	Consists of (i) 2 options vested within 60 days from the date of this annual report, exercisable at exercise prices ranging from $1,699.3 to $1,700.3 and expiring from December 2026 to June 2028 and (ii) 210 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 523 ordinary shares in more than 60 days from the date of this annual report

(5)	Consist of (i) 139 ordinary shares held by SciSparc Ltd. which is a publicly traded company. To the best of our knowledge, SciSparc Ltd. does not have any controlling shareholders. The chief executive officer of SciSparc Ltd. is Oz Adler and (ii) 6,658 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 16,483 ordinary shares in more than 60 days from the date of this annual report

(6)	Consists of 1,043 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 2,605 ordinary shares in more than 60 days from the date of this annual report.

(7)	Consists of 1,564 restricted shares exercisable within 60 days from the date of this annual report. Does not include restricted shares exercisable into 2,605 ordinary shares in more than 60 days from the date of this annual report.

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023. The major shareholders listed above do not have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares.

Record Holders

Based upon a review of the information provided to us by our transfer agent, as of March 24, 2026, there were 24 holders of record of our ordinary shares, out of which one holder of record had a registered address in the United States, holding less than 1% of our outstanding ordinary shares, that had a registered address in the United States. This number is not representative of the number of beneficial holders of our shares, nor is it representative of where such beneficial holders reside, since all of these shares held of record in the United States were held through Cede & Co., the nominee company of the Depository Trust Company, on behalf of hundreds of firms of brokers and banks in the United States, who in turn held such shares on behalf of several thousand clients and customers. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons. There are no arrangements known to us which would result in a change in control of our company at a subsequent date.

B. Related Party Transactions

The following is a description of the material terms of those transactions with related parties to which we, or our subsidiaries, are party since January 1, 2023.

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

Reuven Construction is owned by Raul Srugo, who at the time of the transaction was a member of our board of directors, and Yoav Srugo, Itzhak Srugo and Sofi Yochelman Srugo.

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

Taurus Transaction October 2025

On October 24, 2025, we entered into a subscription agreement with Taurus Gold Corp., or Taurus, for the purchase of Taurus securities in an aggregate amount of USD 465,139 and a share transfer agreement with Hike Capital Inc. for the secondary purchase of Taurus securities in an aggregate amount of USD 47,647, which shall be referred to as the Taurus Transaction. Oz Adler, the Chairman of our board of directors, had a personal interest in the Taurus Transaction by virtue of his personal investment in Taurus.

Investment in Viewbix 2025-2026

During the period between December 30, 2025 and January 12, 2026, we acquired 82,000 shares of common stock of Viewbix Inc., or Viewbix, at an average purchase price of $1.52 per share, for an aggregate amount of $124,640.

On December 15, 2025, Viewbix entered into a securities exchange agreement with Quantum X Labs Ltd. or Quantum, pursuant to which Viewbix is expected to acquire a controlling equity interest in Quantum, such that, upon consummation of the transaction, Quantum is expected to become a subsidiary of Viewbix. Quantum holds approximately 48% of the outstanding share capital of Cliniquantum Ltd., or Cliniquantum.

Our Chief Executive Officer, Tomer Izraeli, and our Chief Technology Officer, Tidhar Turgeman, had a personal interest in the foregoing transactions by virtue of being shareholders of Cliniquantum (and Mr. Turgeman also serving as the Chief Executive Officer of Cliniquantum).

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

Options

Since our inception, we have granted options to purchase our Ordinary Shares and RSUs to our employees, officers, service providers and certain of our directors. Such option and RSU agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our equity plan under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety (90) days after such termination.

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

On May 27, 2025, we effected the May Reverse Split, and the newly consolidated ordinary shares began trading on the Nasdaq Capital Market on May 27, 2025.

On November 28, 2025, we effected the November Reverse Split, and the newly consolidated ordinary shares began trading on the Nasdaq Capital Market on November 28, 2025

B. Plan of Distribution

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

C. Material Contracts

Except as set forth below, we have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report.

The share and per share numbers in the following discussion reflect (i) a 1-for-250 reverse share split that we effected on May 27, 2025, and (ii) a 1-for-6 reverse share split that we effected on November 28, 2025.

December 2025 Registered Direct Offering

On December 5, 2025, we entered into a securities purchase agreement with certain investors in a registered direct offering of 552,269 of our ordinary shares at a purchase price of $9.00 per share, for aggregate gross proceeds of approximately $4.97 million. In connection with the registered direct offering, we agreed to pay Aegis Capital Corp., or Aegis, a financial advisory fee of $250,000. The registered direct offering closed on December 5, 2025.

March 2025 Private Placement and Exchange

On March 31, 2025, we entered into a securities purchase agreement with institutional investors for a private placement of ordinary units and pre-funded units. Each ordinary unit consisted of one ordinary share and one Series A Ordinary Warrant to purchase one ordinary share, and each pre-funded unit consisted of one pre-funded warrant to purchase one ordinary share and one Series A Warrant. The private placement generated aggregate gross proceeds of approximately $17.0 million, with a price of $720 per ordinary unit and $719.985 per pre-funded unit. The Series A Warrants are exercisable following shareholder approval, have a term of 30 months, and an initial exercise price of $1,800 per share, or pursuant to an alternative cashless exercise option. The number of securities issuable under the Series A Warrants is subject to adjustment as described in the Series A Warrants agreement. Each pre-funded warrant is exercisable for one ordinary share at USD 0.015, subject to shareholder approval, until fully exercised, with the number of underlying ordinary shares subject to adjustment for share splits, recapitalizations, and reorganizations. The private placement closed on April 1, 2025.

On the same date, we entered into an exchange agreement with certain holders of warrants issued in October 2024. Under the agreement, the holders exchanged their existing warrants for approximately 3.9 million new warrants substantially in the form of the Series A Warrants.

As of March 24, 2026, all warrants and pre-funded warrants issued in the March 2025 private placement had been exercised by the applicable holders based on a cashless exercise, resulting issuance of 993,923 ordinary shares.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following summary contains a brief description of certain Israeli and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares, but it is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares that may be relevant to a decision to purchase our Ordinary Shares. The summary is based upon the tax laws of Israel and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change which change could affect the tax consequences described below. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, traders in securities, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-Israeli state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Starting 2018 and thereafter, the taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income under the Law for the Encouragement of Capital Investments (as discussed below) may be considerably lower. Capital gains derived by an Israeli company are generally subject to the prevailing regular corporate tax rate.

Under the Tax Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011, or Amendment 68. The Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to the Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the Amendment 68 apply.

The Amendment 68 cancelled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

In August 2013, the Israeli Parliament enacted the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 thereto, or Amendment 71. Per Amendment 71, the tax rate on preferred income from a Preferred Enterprise in 2013 will be 7% in Development Area A, and 12.5% in other areas and in 2014-2016 9% in Development Area A and 16% in other areas. In 2017 and thereafter, the tax rate for Development Area A was reduced to 7.5% while the reduced corporate tax rate for other development areas remains 16%.

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israel Tax Authority, or the ITA for a pre-ruling regarding our eligibility for benefits under Amendment 71 (and in some cases are required to apply for such approval).

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

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2025.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and represent a direct or indirect right to an asset or inventory located in Israel; (c) shares or rights to shares in an Israeli resident corporation; or (d) rights in a foreign resident corporation (non-Israeli corporation) which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Tax Ordinance , there is a distinction between a “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

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

Moreover, Real Capital Gain derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income” as defined in Section 2(1) of the Tax Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2025, up to 47% and 3% excess tax (if applicable) for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

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

Non-Israeli resident shareholders (whether an individual or a corporation) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders which is maintained in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Tax Ordinance) which includes corporate entities, partnerships, and other entities, will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the Ordinary Shares are deemed to be business income.

If not exempt, a non-Israeli resident shareholder would generally be subject to Israeli tax on capital gain at the ordinary corporate tax rate (23% in 2025) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment which is maintained in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 30 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed and no advance payment must be paid, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay excess tax (as further explained below). Capital gains are also reportable on an annual income tax return. Capital gains are also reportable on the annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% (for an individual shareholder that is considered a Substantial Shareholder (as described above) at any time during the 12-month period preceding such date), which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). If the dividend is distributed from preferred income from a preferred enterprise, the tax rate is 20% (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technology Technological Enterprise or a reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient which is maintained in Israel. A valid withholding certificate from the Israel Tax Authority allowing for such reduced treaty tax rates must be presented in advance of payment.

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

Israeli Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States that includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement; however, we have not undertaken an analysis of our eligibility for benefits under that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on the Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.

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

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations. The gain or loss generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes, subject to certain possible exceptions under the United States-Israel Income Tax Treaty. The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of receiving currency other than U.S. dollars upon the disposition of their ordinary shares.

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

We have not made a determination with respect to our status as a PFIC for our 2025 taxable year, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ordinary shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not made a mark-to-market election to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. Additionally, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

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

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of “marketable stock” (as defined below) can elect to mark the ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the ordinary shares and the U.S. Holder’s adjusted tax basis in the ordinary shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. Our ordinary shares are listed on the Nasdaq Capital Market. The Nasdaq Capital Market is a qualified exchange, but there can be no assurance that the trading in our ordinary shares will be sufficiently regular to qualify our ordinary shares as marketable stock. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs we own, you generally will continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisor as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Medicare Tax on Net Investment Income

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

Information Reporting and Backup Withholding

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

Tax Reporting

Certain U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with these reporting requirements. Each U.S. Holder is urged to consult with its own tax advisor regarding these reporting obligations.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

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

Foreign Currency Exchange Risk

Currency fluctuations could affect us through increased or decreased costs, mainly for goods and services acquired outside of Israel. Currency fluctuations did not have a material effect on our results of operations during the years ended December 31, 2025 and 2024.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our CEO, and our CFO, is responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

●	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;

●	provide reasonable assurance that receipts and expenditures are made only in accordance with authorizations of our management and board of directors (as appropriate); and

●	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO, and our CFO, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework for Internal Control-Integrated Framework set forth by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013).

Based on our assessment and this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During 2025, the Company took steps to establish and maintain its Internal Control over financial reporting. Except as described above, during the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is currently comprised of Mr. Yehonatan Zalman Vinokur, Mr. Assaf Itzhaik, and Ms. Liat Sidi, and is chaired by Mr. Assaf Itzhaik. Our board of directors has determined that each of the members of the committee are financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the Audit Committee under Rule 10A-3 under the Exchange Act. Our board of directors has determined that each of the members of the committee are “financially sophisticated” within the meaning of the Nasdaq Rules and a “financial expert” as defined by Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer, controller or principal accounting officer, or other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. The full text of our code of business conduct and ethics is available under the Governance section of our website at https://investor.polyrizon-biotech.com/. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq Rules concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, or Deloitte Israel, an independent registered public accounting firm, has served as our principal independent registered public accounting firm for the years ended December 31, 2025, and 2024.

The following table provides information regarding fees paid or to be paid by us to Brightman Almagor Zohar & Co. for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
(Dollars)	2025	2024
Audit fees (1)	$100,000	$100,000
Audit-related fees (2)	50,000	35,000
Tax fees (3)	20,154	-
All other fees	-
Total	170,154	135,000

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.
(2)	Audit-related fees in 2024 and 2025 include consents and a comfort letter.
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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer”, as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

Corporations incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirement under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of the Nasdaq Stock Market and other applicable provisions of the U.S. securities laws to which we are subject (as a foreign private issuer). Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

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

ITEM 16K. CYBERSECURITY

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners and employees. In general, we seek to address IT general controls cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security and availability of the information that we collect and store by identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

We engage a third-party provider to maintain our IT systems, and our management participates in the assessment and identification of any risks from cybersecurity threats. Our third-party provider monitors our systems and reports any issues to us. Our board of directors, together with the audit committee, are engaged in our cybersecurity monitoring managed by our third-party provider. Any issues are appropriately addressed timely. We have adopted a wire transfer verification policy designed to mitigate the risk of fraudulent payment instructions. Under this policy, we have implemented a wire transfer verification policy requiring out-of-band authentication for changes to payment instructions and are reconfirming supplier banking details while requesting bank confirmation for wire transfers. In addition a general risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. Most of the information generated and collected by us is stored and maintained by third party vendors and service providers. We believe that each of these providers has its own cybersecurity protocols to which our management believes to be adequate for protecting our files in their possession. See “Item 3.D Risk Factors—General Risk Factors—Our business and operations would suffer in the event of computer system failures, cyber attacks or a deficiency in our cybersecurity.”

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

In October 2025, we determined that we had been the victim of criminal fraud commonly referred to as “Business Email Compromise,” which involved email impersonation and the transmission of fraudulent wire instructions to members of our management in connection with an investment transaction. As a result, we initiated a wire transfer of approximately $464,000 to an account that was not owned by the intended recipient.

Following the incident, we promptly activated our response procedures, including notifying appropriate internal stakeholders (including our audit committee), engaging legal counsel and a third-party cybersecurity firm to support the investigation, and coordinating with relevant financial institutions and authorities. At that time, based on the information available, we determined that there had been no third-party access to our certain management member’s email account.

In December 2025, we identified and prevented a subsequent attempted fraud involving new, fraudulent wire instructions in connection with a payment to a supplier. Following this second incident and additional investigation, we determined that there had, in fact, been unauthorized access to certain member of our management’s email account, including the utilization of unauthorized mail-forwarding rules. We remediated and re-secured the impacted email account, including removal of unauthorized mail-forwarding rules, and implemented additional safeguards intended to reduce the risk of recurrence. We also engaged U.S. external counsel with expertise in this area to facilitate outreach to, and support an investigation by the FBI.

The incident did not have a material impact on our business, financial condition or results of operations as of the date of this annual report; however, we may incur additional costs in connection with the investigation, remediation efforts and any related recovery actions.

Following the October incident, we implemented a new transfer policy and controls intended to reduce the risk of recurrence, including (i) requiring out-of-band verification initiated by us (and, as appropriate, video confirmation) for any change to wire instructions, (ii) reviewing and reconfirming existing supplier wire instructions, and (iii) requesting our bank to require telephonic confirmation from us prior to executing wire transfers. Following the December incident, we also remediated and re-secured the impacted email account, including removal of unauthorized mail-forwarding rules, and we identified and prevented subsequent attempted fraudulent transfer requests.

Governance

The oversight of cybersecurity threats is undertaken by our external information technology consultant, who holds over a decade of experience in information technology and the design and architecture of information systems, and is supported by management. Our consultant is responsible for assessing and managing cyber risk management, informs senior management regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Our audit committee receives updates on IT general controls, and a set of policies and procedures that govern how our IT systems operate and ensure the confidentiality, integrity, and availability of data as well as on cybersecurity risks, including prevention of data theft, unauthorized access, operational disruption, and data breaches. Our management also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. Our management provides the audit committee updates regarding cybersecurity, including any incidents and remediation efforts.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Amended and Restated Articles of Association of Polyrizon Ltd., as currently in effect (filed as Exhibit 99.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on April 17, 2025, and incorporated herein by reference).
2.1*	Description of Securities
4.1	Polyrizon Ltd. Amended and Restated Equity Incentive Plan. (filed as Exhibit 99.1 to our Registration Statement on Form S-8 (File No.: 333-284410) as filed with the Securities and Exchange Commission on January 22, 2025, and incorporated herein by reference).
4.2	Form of Indemnification Agreement (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.3	Compensation Policy (filed as Exhibit 10.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.4	Form of Simple Agreement for Future Equity (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.5^	Collaboration Agreement with Nurexone Biologic Inc. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.6^	Collaboration Agreement with SciSparc Ltd. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.7	Share Purchase Agreement, dated July 15, 2020, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.7 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.8	First Addendum to Share Purchase Agreement, dated December 15, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.9	Second Addendum to Share Purchase Agreement, dated December 23, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.9 to our Registration Statement on Form F-1/(File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.10	Third Addendum to Share Purchase Agreement, dated November 21, 2023, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.11	Fourth Addendum to Share Purchase Agreement, dated May 7, 2024, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.11 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).

4.12	Share Purchase Agreement dated June 20, 2023. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.13	Share Purchase Agreement dated December 19, 2023. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.14	Share Purchase Agreement dated May 12, 2024. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.15	License Agreement with SciSparc Ltd. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.16	Convertible Loan Agreement between Polyrizon Ltd. and Certain Shareholders dated February 4, 2023. (filed as Exhibit 10.16 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.17	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. dated April 10, 2024. (filed as Exhibit 10.17 to our Registration Statement on Form F-1(File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.18	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. and Reuven Srugo Construction Company Ltd dated August 13, 2024. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.19	Form of Warrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on September 9, 2024, and incorporated herein by reference).
4.20	Form of Pre-Funded Warrant (filed as Exhibit 4.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.21	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.22	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.23	Form of Series A Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.24	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.25	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.26	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.27	Form of Exchange Agreement (incorporated herein by reference to Exhibit 10.6 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.28	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on December 5, 2025)
11.1*	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1*	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm
97.1*	Executive Officer Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

POLYRIZON LTD.

Date: March 25, 2026	By:	/s/ Tomer Izraeli
Tomer Izraeli
Chief Executive Officer

POLYRIZON LTD. FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Polyrizon Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Polyrizon Ltd. (the “Company”) as of December 31, 2025 and 2024, the related statements of comprehensive loss, changes in temporary equity and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

March 25, 2026

We have served as the Company’s auditor since 2022.

POLYRIZON LTD.

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		As of December 31,
	Note	2025	2024
Assets
Current assets:
Cash and cash equivalents		$1,306	$2,554
Short term deposit		10,184	-
Investment in shares	3	783	-
Investment in warrants	3	191	-
Other current assets	4	396	99

Total current assets		12,860	2,653

Intangible asset, net	5	2,547	2,884
Property and equipment, net		12	10
Long term deposit		6,018	-

Total assets		$21,437	$5,547

Liabilities and shareholders’ equity

Current liabilities:
Employees and payroll-related liabilities		$149	$45
Other payables and accrued expenses		294	216

Total current liabilities		443	261

Shareholders’ equity:	8
Ordinary shares, no par value per share; Authorized: 2,000,000,000 and 79,582 shares as of December 31, 2025, and December 31, 2024; Issued and outstanding: 1,608,266 and 2,796 shares as of December 31, 2025, and 2024, respectively; (*)		-	-
Additional paid-in capital		29,395	10,352
Accumulated deficit		(8,401)	(5,066)

Total shareholders’ equity		20,994	5,286

Total liabilities and shareholders’ equity		$21,437	$5,547

(*)	After giving effect to the share splits and the reverse share splits, see also note 8.

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

		For the Year Ended December 31,
	Note	2025	2024	2023

Operating expenses:
Research and development expenses, net	13a	$2,133	$534	$332
General and administrative expenses	13b	4,116	768	303

Operating loss		6,249	1,302	635

Financial expense (income), net	13c	(2,914)	243	(35)

Net loss and comprehensive loss		$3,335	$1,545	$600

Basic and diluted net loss per ordinary share (*)	14	$4.90	$805.2	$494.4

Weighted average number of ordinary share used in computing basic and diluted net loss per share (*)		680,380	1,994	1,354

(*)	Retroactively adjusted to give effect to the reverse share split, see also note 8.

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Receivables on account	Accumulated	Total shareholders’ Equity
	Number (*)	Amount	Number (*)	Amount	capital	of shares	deficit	(deficit)

Balance as of January 1, 2023	70	248	870	-	2,021	-	(2,921)	(900)

Issuance of shares (see notes 8a2 and 8a3)	-	-	302	-	506	(196)	-	310

Conversion of convertible notes into shares (see note 8a2)	-	-	529	-	899	-	-	899

Share based payment	-	-	-	-	100	-	-	100

Net loss	-	-	-	-	-	-	(600)	(600)

Balance as of December 31, 2023	70	248	1,701	-	3,526	(196)	(3,521)	(191)

POLYRIZON LTD.

STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)

U.S. dollars in thousands (except share data)

	Preferred shares		Ordinary shares		Additional paid-in	Receivables on account	Accumulated	Total shareholders’ Equity
	Number (*)	Amount	Number (*)	Amount	capital	shares	deficit	(deficit)

Balance as of January 1, 2024	70	248	1,701	-	3,526	(196)	(3,521)	(191)

Share based payment	-	-	-	-	51	-	-	51

Conversion of convertible note into shares (see Note 8a4)	-	-	132		225	-	-	225

Issuance of shares in connection with patent license agreement (see Note 8a6)			213		3,000	-	-	3,000

Issuance of shares (see Note 8a5)	-	-	41	-	70	196	-	266

Reclassification of warrant liability to equity (see Note 10)	-	-	-	-	316	-		316

Conversion of preferred shares into ordinary shares (see note 7)	(70)	(248)	70	-	248	-	-	248

Issuance of shares and warrants under initial public offering, net (see note 1d)	-	-	639	-	2,916	-	-	2,916

Net loss	-	-	-	-	-	-	(1,545)	(1,545)

Balance as of December 31, 2024	-	-	2,796	-	10,352	-	(5,066)	5,286

POLYRIZON LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number (*)	Amount	capital	deficit	equity

Balance as of January 1, 2025	2,796	-	10,352	(5,066)	5,286

Share based payment	43,333	-	1,310	-	1,310

Issuance of shares, warrants and pre-funded warrants, net (see Note 8)	554,234	-	6,489	-	6,489

Exercise of warrants and pre-funded warrants (see Note 8)	993,869		11,244	-	11,244

Issuance of shares (RSU)	14,034	-	-	-	-

Net loss	-	-	-	(3,335)	(3,335)

Balance as of December 31, 2025	1,608,266	-	29,395	(8,401)	20,994

(*)	After giving effect to the share splits and the reverse share splits, see also note 8.

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	For the Year Ended December 31,
	2025		2024	2023
Cash flows from operating activities
Net loss		$(3,335)	$(1,545)	$(600)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		342	118	4
Finance income		(606)	-	-
PIPE issuance expenses		3,063	-	-
Share based payment		1,310	51	100
Interest on convertible loans		-	6	-
Fair value revaluation of investment in shares		-	8	17
Fair value revaluation of derivative warrant liability		(5,144)	211	(293)
Fair value revaluation in convertible notes		-	25	228
Change in:
Other current assets		(297)	(85)	2
Deferred offering costs		-	-	(14)
Employees and payroll-related liabilities		104	6	2
Other payables and accrued expenses		35	58	17

Net cash used in operating activities		(4,528)	(1,147)	(537)

Cash flows from investing activities
Proceeds from sale of investment in shares		-	29	-
Investment in shares and warrants		(527)	-	-
Investment in Short Term deposit		(10,000)	-	-
Investment in Long Term deposit		(6,000)	-	-
Purchase of property and equipment		(7)	-	-

Net cash provided by (used in) investing activities		(16,534)	29	-

Cash flows from financing activities
Proceeds from issuance of convertible notes		-	-	249
Proceeds from issuance of convertible loan		-	310	-
Proceeds from issuance of ordinary shares		-	266	256
Issuance of ordinary shares and warrants under initial public offering		4,720	3,408	-
Issuance of ordinary shares from PIPE transaction		15,094	-	-
Repayment of a convertible loan		-	(316)	-

Net cash provided by financing activities		19,814	3,668	505

Change in cash and cash equivalents		(1,248)	2,550	(32)
Cash and cash equivalents at the beginning of the year		2,554	4	36

Cash and cash equivalents at the end of the year		$1,306	$2,554	$4

Non-cash financing activities:
Exercise of warrants into ordinary shares		$11,244	$-	$-
IPO warrants exchange		$1,635	$-	$-
Issuance of ordinary shares in exchange for patent license (see Note 8a6)		-	3,000	-
Conversion of convertible notes into ordinary shares (see Note 11)		$-	$225	$899
Ordinary shares issued in exchange for securities (see Note 8a2)	$		$-	$54
Reclassification of warrant liability to equity (see Note 10)			316	-
Conversion of preferred shares into ordinary shares (see note 7)			248	-

The accompanying notes are an integral part of the financial statements.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL

a.

Polyrizon Ltd. (the “Company”) was incorporated and commenced its business operations in January 2005. The Company is a clinical development stage biotech company specializing on the development of nasal gels to provide preventative treatment to protect against a wide cross section of viruses, including certain variants of COVID-19 that are also considered to cause more infections and spread faster than the original strain of the virus (the CDC expects that additional variants of the virus will continue to occur), influenza, allergens, and other toxins. The Company’s proprietary Capture and Contain (“C&C”) hydrogel platform is delivered in the form of nasal sprays and form a thin gel-based protective shield containment barrier in the nasal cavity that prevents viruses, bacteria, allergens, and other toxins from penetrating the nasal epithelial tissue.

Due to lack of resources, the Company suspended its operations in 2016. In connection with the COVID-19 pandemic, the Company resumed its operations in 2020.

The Company’s ordinary shares, no par value per share, began trading on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “PLRZ” on October 29, 2024, in connection with its initial public offering transaction.

b.	Liquidity and management plans

The Company is in the research and development (R&D) stage and, as such, has not generated any revenues from its current operations. The Company’s activities are primarily funded through the proceeds from its initial public offering on the Nasdaq, proceeds from convertible loans and private placements of its securities. As of December 31, 2025, the Company reported an accumulated deficit of $8,401.

To support its operations and advance its development programs, the Company intends to continue securing investments from investors. If sufficient investment cannot be obtained, the Company may need to implement cost-cutting measures, scale back its R&D activities, or delay certain development programs. Despite these potential challenges, management believes that the Company’s existing financial resources will be sufficient to sustain its planned operations for at least the next twelve months.

c.	The Company’s headquarters and other significant operations are located in Israel, and, therefore, its results may be adversely affected by political, economic and military instability in Israel, including the attack by Hamas that started a war on October 7, 2023. Since the war broke out, the Company’s operations have not been adversely affected by this situation, and the Company has not experienced disruptions to its development. However, the intensity and duration of the current security situation in Israel is difficult to predict at this stage, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected. On June 13, 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a pre-emptive strike directly targeting military and nuclear infrastructure inside Iran aimed to disrupt Iran’s capacity to coordinate or launch further hostilities against Israel, as well as disrupt its nuclear program. On June 25, 2025, a ceasefire between Israel and Iran took effect. On February 28, 2026, Israel and the United States launched a second, larger-scale offensive against Iran. Iran has retaliated with sustained attacks across the Middle East and was joined by renewed Hezbollah attacks on Israel. The conflict is ongoing with no ceasefire in place and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:	GENERAL (Cont.)

The Company experienced disruptions to its work during such period. Since June 25, 2025, The Company has returned to full activity together with its local vendors and consultants. The Company has not experienced and does not expect a material adverse effect on its business.

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

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of December 31, 2025, the Company’s short term and long term bank deposits are denominated in U.S. dollars and bears yearly interest at weighted average rates of 4.79%. Short-term bank deposits are presented at their cost, including accrued interest.

f.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%
Computers and electronic equipment	33

g.	Convertible notes:

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

h.	Impairment of long-lived assets:

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2025, no impairment indicators have been identified.

i.	Research and development expenses:

Research and development expenses are charged to the statements of comprehensive loss as incurred. Research and development participation income is recognized at the time the Company is entitled to such participation fees and is applied as a deduction from research and development expenses.

j.	Fair Value Measurements:

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

The Company measures equity investments at fair value with changes in fair value recognized in net income. The Company accounts for equity investments that do not have a readily determinable fair value as cost method investments under the measurement alternative to the extent such investments are not subject to consolidation or the equity method. Under the measurement alternative, these financial instruments are carried at cost, less any impairment (assessed quarterly for triggering events), adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, other current assets, employees and payroll-related liabilities and accrued expenses approximate their fair value due to the short-term maturity of these instruments.

k.	Income taxes:

The Company accounts for income taxes using the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. As of December 31, 2025 and 2024, a full valuation allowance was provided by the Company.

The recognition and measurement of a liability for uncertain tax positions is a two-step approach.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2025 and 2024, no liability for unrecognized tax benefits was recorded.

l.	Severance pay:

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

m.	Share-based payment transactions:

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

The Company recognized share-based compensation expenses of restricted stock units based on the grant-date fair values. The share based payment expenses are recognized using the graded vesting attribution method based on the vesting terms of each unit included in the award resulting in an accelerated recognition of compensation costs.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Intangible assets, net:

These assets are reviewed for impairment once a year and whenever there are indicators of a possible impairment. The amortization of an asset is on a straight-line basis over its useful life and begins when the asset is available for use.

o.	Basic and diluted loss per ordinary share:

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

p.	Recently accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company has adopted ASU 2023-09 for the year ended December 31, 2025 using the prospective method. The adoption of this standard didn’t have a material impact on the Company’s financial statements.

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

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), to amend the guidance in “Interim Reporting” (Topic 270). The update provides clarifications intended to improve the consistency and usability of interim disclosure requirements, including a comprehensive listing of required interim disclosures and a new disclosure principle for reporting material events occurring after the most recent annual period. The amendments do not change the underlying objectives of interim reporting but are designed to enhance clarity in application. The guidance is effective for annual and interim periods beginning January 1, 2028. The Company is currently evaluating the impact the adoption of ASU 2025-11 will have on its financial statements and related disclosures.

NOTE 3:	INVESTMENT IN SHARES AND WARRANTS

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

On October 10, 2025, the Company entered into a share transfer agreement pursuant to which the Company purchased 111,065 common shares of Taurus Gold Corp (TAUR.CN), a publicly tradeable company in Toronto stock exchange (TSX), for gross proceeds of 66,639 CAD ($47). The shares were held as a short-term investment in trading securities and were accordingly classified as current assets.

On October 24, 2025, the Company entered into a subscription agreement with Taurus Gold Corp pursuant to which the Company purchased 13,020,000 units consisting of 13,020,000 common shares and 13,020,000 warrants, for gross proceeds of 651,000 CAD ($465). Each warrant has an exercise price of CAD 0.064 until the date which is the earlier of 36 months and the Taurus Gold Corp listing date on Nasdaq. The shares were held as a short-term investment in trading securities and were accordingly classified as current assets.

An amount of $191 was initially allocated to the investments in warrants based on their relative fair value within the total investment amount, with the remaining amount allocated to the investment in shares.

As of December 31, 2025 there were no indicators for impairment of the investment in warrants amount.

During December 2025, the Company purchased 41,497 shares of ViewBix Inc (VBIX.Nasdaq).

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:	INVESTMENT IN SHARES AND WARRANTS (Cont.)

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets.

The following table presents the changes in investment in shares for the years ended December 31, 2025 and 2024:

Balance as of December 31, 2023	$37

Proceeds from sale of shares	(29)
Changes in fair value	(8)

Balance as of December 31, 2024	$0
Purchase of shares	336
Changes in fair value	447

Balance as of December 31, 2025	$783

NOTE 4:- OTHER CURRENT ASSETS

	December 31,
	2025	2024

Prepaid expenses	$223	$4
Goverenment institutes	173	95

	$396	$99

NOTE 5:	INTANGIBLE ASSETS, NET

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

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	INTANGIBLE ASSETS, NET (Cont.)

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

In consideration for purchase of the license, the Company issued to SciSparc 213 ordinary shares and additionally committed to issue to SciSparc additional securities in the occurrence of certain events, including the listing of the Company’s shares on a public exchange pursuant to an initial public offering, for a period of two years, such that the value of the aggregate amount of shares and other securities, as applicable, to be issued to SciSparc will be equal to $3,000 thousand based on the price at which such securities are to be offered at such initial public offering. As such, as part of the Company’s IPO, the Company issued 243 pre-funded warrants and 1,369 warrants.

The Company estimated the fair value of its commitment to SciSparc to issue securities as consideration for the patent at $3,000 thousand, as this amount represents the contractual fixed monetary value of the variable number of securities to be issued to SciSparc pursuant to a qualifying IPO event.

The Company estimates the useful life of the license is 10 years.

In accordance with ASC 350, Intangibles—Goodwill and Other, during the second quarter of 2025, as a result of a reductions in Company’s market share price, the Company reassessed the fair value of its intangible asset, which had an aggregate carrying value of $2,884 thousand as of December 31, 2024 and performed an impairment test over its intangible asset. As a result of this test, the Company recognized an impairment loss of $37 thousand.

Amortization expenses for the year ended December 31, 2025 and 2024 amounted to $300 and $116, respectively.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:	INTANGIBLE ASSETS, NET (Cont.)

The following table presents the changes in the carrying amount of the Company’s intangible assets for the year ended December 31, 2025:

U.S. dollars in thousands

Balance as of December 31, 2024	$2,884

Amortization	(300)
Impairment	(37)

Balance as of December 31, 2025	$2,547

NOTE 6:	TAXES ON INCOME

a.	Tax rates applicable to the Company:

Taxable income of the Company is subject to the Israeli Corporate tax rate which was 23% for the years ended December 31, 2025, 2024 and 2023.

b.	Net operating loss carry forward:

As of December 31, 2025, 2024, and 2023, the Company had net operating loss carry forwards for Israeli income tax purposes of approximately $10,726, $4,078 and $2,751, respectively. Such net operating loss carry forwards may be carried forward indefinitely and offset against future taxable income.

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forward	$2,467	$937
Other temporary differences	715	77

Deferred tax asset before valuation allowance	3,182	1,014
Valuation allowance	(3,182)	(1,014)

Net deferred tax asset	$-	$-

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:	TAXES ON INCOME (Cont.)

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized.

The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible and net operating losses are utilized. Based on consideration of these factors, the Company recorded a full valuation allowance as of December 31, 2025 and 2024.

d.	Reconciliation of income tax expenses:

The reconciliation of income tax benefit computed at statutory tax rate to income tax expense in 2024 was as follows:

Year Ended December 31,
2024
Income tax benefit computed at statutory tax rate	(355)
Change in valuation allowance	326
Exchange rate differences on net operating loss carry forward	29

Income tax expense	$-

A reconciliation of the provision for income taxes to the amount computed by applying the 23% statutory Israeli income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	December 31, 2025
	$	%

Tax at Israeli Statutory Rate	$(767)	(23)
Changes in Valuation Allowances	1,011	30
Nontaxable and Nondeductible Items
Fair value revaluation	(1,276)	(38)
PIPE expenses	722	22
Share-based payment	301	9
Other adjustments	9	0
Effective Tax Rate	$-	-

e.	As of December 31, 2025, the Company had final tax assessments for tax years prior to and including the tax year ended December 31, 2020.

NOTE 7:	TEMPORARY EQUITY

Upon completion of the IPO on October 30, 2024, all outstanding Preferred Shares were converted into 70 ordinary shares and their preference rights expired. Accordingly, the preferred shares were classified from temporary equity to shareholders equity.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY

a.	Ordinary Shares:

Ordinary shares confer upon their holders the right to participate and vote in general shareholder meetings of the Company and the right to receive dividends, if any, declared by the Company.

Shares Issuances:

1.	On May 12, 2024, the Company entered into a securities purchase agreement with an existing shareholder pursuant to which the Company issued 41 ordinary shares for gross proceeds of $70.

2.	On August 13, 2024, following the agreement with SciSparc, the Company issued 213 ordinary shares. In addition, following the IPO, the Company issued to SciSparc 243 pre-funded warrants and 1,370 warrants, see also Note 5.

3.	On October 30, 2024, the Company issued 70 ordinary shares following a conversion of preferred shares, see also Note 7.

4.

On October 30, 2024, the Company closed its IPO of 639 Units (see Note 1a), each Unit consisting of (i) one Ordinary Shares, and (ii) three Warrants, each to purchase one Ordinary Share. The Warrants have an exercise price of $6,570 per Ordinary Share and may be immediately exercised until October 30, 2029.

In addition, pursuant to the terms of the underwriting agreement for the IPO, the underwriter exercised its overallotment option with respect to an additional 288 Warrants. The Warrants have an exercise price of $6,570 per Ordinary Share and may be immediately exercised until October 30, 2029.

5.	On January 30, 2025 and March 25, 2025, a certain shareholder exercised 133 and 110 pre-funded warrants, respectively, into 133 and 110 ordinary shares, respectively.

6.	On March 31, 2025, the Company entered into a definitive securities purchase agreement (the “Purchase Agreement”) with investors (the “Purchasers”) for the purchase and sale in a private placement (the “Private Placement”) of 23,611 of ordinary units (the “Ordinary Units”) and pre-funded units (the “Pre-Funded Units”) at purchase price of $720 per Ordinary Unit and $719.985 per Pre-Funded Unit, respectively for gross proceeds of $17,000 thousand.

The Private Placement closed on April 1, 2025, following the satisfaction of customary closing conditions. The aggregate gross proceeds to the Company from the Private Placement were $17,000 thousand (approximately $15,097 thousand, net of issuance costs).

Each Ordinary Unit consists of (i) one of the Company’s ordinary shares and (ii) one series A warrant to purchase one ordinary share (the “Series A Warrant”). Each Pre-Funded Unit consists of (i) one pre-funded warrant to purchase one ordinary share (the “Pre-Funded Warrant”) and (ii) one Series A Warrant. As such, the Company issued 1,497 ordinary shares, 22,114 prefunded warrants and 23,611 Series A Warrants.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

The initial exercise price of each Series A Warrant was $1,800 per share or pursuant to an alternative cashless exercise option pursuant to which the warrant holder would receive an aggregate number of shares equal to the aggregate number Ordinary Shares that would be issuable upon a cash exercise of the Series A Warrant and multiplied by 3.0. The Series A Warrants have a term of 30 months and became exercisable following shareholders approval of a (i) consent to an increase in the number of authorized ordinary shares under the Company’s Amended and Restated Articles of Association from 20,000,000 ordinary shares, with no par value, to 2,000,000,000 Ordinary Shares, with no par value and (ii) consent to the Company effecting a reverse share split of our issued and outstanding ordinary shares (but not the authorized ordinary shares) in the range of a ratio of up to 1:250, in one or more increments within the eighteen month period following such shareholders approval. Such shareholders approval at the Company’s annual general meeting of shareholders that was held on April 17, 2025. The number of securities issuable under the Series A Warrant was subject to certain adjustments and certain anti-dilution protection as described in more detail in the Series A Warrant.

On March 31, 2025, the Company also entered into an exchange agreement (the “Exchange Agreement”) with certain holders (the “Holders”) of warrants to purchase ordinary shares previously issued by the Company in October 2024 (“IPO warrants”). Under the Exchange Agreement, the Holders agreed to exchange with the Company 2,617 existing warrants for 2,617 new warrants to purchase ordinary shares, substantially in the form of the Series A Warrants (the “Exchange Warrants”).

Each Pre-Funded Warrant is exercisable for one Ordinary Share for $0.015 following shareholder approval until all of the Pre-Funded Warrants are exercised in full. The number of Pre-Funded Warrant Shares are subject to adjustments for share splits, recapitalizations, and reorganizations.

As compensation to the placement agent in the Private Placement, the Company paid to the placement agent a commission equal to 10.0% of the aggregate gross proceeds from the Private Placement. In addition, the Company reimbursed the placement agent’s certain out-of-pocket expenses, including reasonable legal fees and disbursements for its counsel.

The Series A Warrants and Exchange Warrants terms did not meet the US GAAP criteria for equity classification as the number of ordinary shares to be issued upon exercise of such warrants and the exercise price of such warrants are subject to certain adjustments and certain anti-dilution protection that depend on the then-current share price, subject to a floor price. Accordingly, The Series A Warrants and Exchange Warrants were initially recognized as a liability measured at fair value.

An amount of $14,752 thousand was initially attributed to the warrants liability for the Series A Warrants and Exchange Warrants based on their fair value and the remaining amount was attributed to the ordinary shares and prefunded warrants issued and recognized as an equity component in the amount of $2,248 thousand. Applicable issuance costs, amounting to $1,903 thousand, have been allocated in the same proportion as the allocation of the gross proceeds. An amount of $1,652 thousand was considered as issuance costs allocated to the warrants and has been recorded in profit or loss as finance expense, while costs allocated as issuance costs of ordinary shares and prefunded warrants in the amount of $251 thousand have been recorded in equity as a reduction of the additional paid in capital.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

As part of the Private Placement, and as a result of the warrants exchange, the Company also recognized $1,635 thousand in respect with the Exchange Warrants. An amount of $1,626 thousand was considered as issuance costs allocated to the Exchange Warrants and has been recorded in profit or loss as finance expense, while $9 thousand has been recorded in equity as a reduction of the additional paid in capital.

Total issuance costs recorded in profit or loss as finance expense were $3,139 thousand.

7.	During the year ended December 31, 2025, the investors from the Private Placement exercised all pre-funded warrants, Series A Warrants and Exchange Warrants into 993,923 ordinary shares following the exercise of the alternative cashless exercise option.

8.	In July 2025, the Company issued 43,333 ordinary shares to several consultants for their services, as such the Company recorded an amount of $912 as share based expense.

9.	On December 5, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with investors for the purchase and sale of 552,269 of the Company’s ordinary shares, no par value per, in a registered direct offering (the “Offering”) at a purchase price of $9.00 per Ordinary Share. The aggregate gross proceeds to the Company were approximately $4,970 (approximately $4,720, net of issuance costs).

10.	During the year 2025, the Company issued 14,034 ordinary shares to Company’s officers, directors and employees for their RSUs, see also Note 8c.

b.	Share splits:

On May 27, 2025, the Company effected a reverse share split of the issued and outstanding ordinary shares at a ratio of one-for-250, pursuant to which holders of Company’s ordinary shares received one ordinary share for every 250 ordinary share held.

On November 28, 2025, the Company effected a reverse share split of the issued and outstanding ordinary shares at a ratio of one-for-6, pursuant to which holders of Company’s ordinary shares received one ordinary share for every 6 ordinary share held.

Following the reverse share splits, the Company issued additional 467 ordinary shares for any fractional shares held.

For accounting purposes, all share and per share amounts for ordinary share, preferred shares, warrants, options and loss per share amounts have been adjusted to give retroactive effect to the forward and reverse share splits for all periods presented in these financial statements.

Any fractional shares of more than one-half of one whole share that resulted from the reverse share splits have been rounded up to the nearest whole share.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

c.	Share options:

On February 19, 2021, the Company’s board of directors (the “Board of Directors”) approved the adoption of the 2021 Share Option Plan (the “2021 Plan”). Under the 2021 Plan, the Company may grant share options to its officers, directors, employees and consultants. Each share option granted shall be exercisable at such times and terms and conditions as the Board of Directors may specify in the applicable option agreement.

On January 13, 2025, the Board of directors approved an increase to the number of ordinary shares reserved for issuance under the 2021 Plan to 533 ordinary shares. On July 20, 2025, the Board of Directors, approved an amendment to the 2021 Plan in order to increase the number of ordinary shares reserved for issuance under the 2021 Plan to 200,000 ordinary shares. As of December 31, 2025, the number of options outstanding under the 2021 Plan is 164 options.

On January 13, 2025, the Board of Directors granted 263 restricted share units (“RSUs”) to the Company’s executive officers, members of the Board of Directors and certain service providers as follows:

1.	102 RSUs to Company’s CEO, which will vest over 24 months commencing October 30, 2024.

2.	100 RSUs to Company’s chairman of the Board of Directors, which will vest over 24 months commencing October 30, 2024.

3.	40 RSUs to Company’s CTO, which will vest over 24 months commencing October 30, 2024.

4.	3 RSUs to Company’s CFO, which will vest over 36 months commencing October 30, 2024.

5.	An aggregate of 8 RSUs to members of the Company’s scientific advisory board (2 RSUs each member), which will vest over 36 months commencing October 30, 2024.

6.	An aggregate of 10 RSUs to members of the Board of Directors excluding the chairman (12 RSUs each member), which will vest over 36 months commencing October 30, 2024.

The fair value of the granted RSUs was $585 thousand according to the market price quotation at grant date.

On July 31, 2025, the Board of Directors granted 111,083 restricted share units (“RSUs”) to the Company’s executive officers, members of the Board of Directors and certain service providers. The RSUs vest quarterly over a period starting September 30 ,2025 until June 30, 2027.

The fair value of the granted RSUs was $833 thousand according to the market price quotation at grant date.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:	SHAREHOLDERS’ EQUITY (Cont.)

Expenses recognized in the financial statements:

	Year Ended December 31,
	2025	2024	2023

Research and development expenses	$365	$41	$83
General and administrative expenses	945	10	17
Total	$1,310	51	$100

No share options were granted in 2025 and 2024.

A summary of the Company’s share options outstanding and exercisable as of December 31, 2025 and 2024 and changes during the year then ended are presented below:

	2025
	Number of share option	Weighted average exercise price

Share options outstanding at beginning of year	164	$1,508

Share options outstanding at year end	164	1,508

Share options exercisable at year end	164	$1,508

The fair value of the Company’s share options granted was estimated using the Black-Scholes option pricing model using the following range assumptions:

Description	2023

Risk-free interest rate	4.00% - 4.22%
Expected volatility	90.02% - 94.24%
Dividend yield	0
Contractual life	5 - 7
Exercise price	0.02 – 1.133

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	From 2007 through 2010, the Company received funding from the Israeli Innovation Authority (“IIA”, previously known as Officer of Chief Scientist) for its participation in research and development costs, based on budgets approved by the IIA, subject to the fulfillment of specified milestones. The Company is committed to pay royalties to the IIA on proceeds from sale of products in the research and development of which the IIA participates by way of grants. According to the IIA’s funding terms, royalties between 3% and 4.5% are payable on sales of developed products funded, up to 100% of the funding received by the Company, linked to US dollar and bearing 12 months SOFR interest rate. In the case of failure of a financed project, the Company is not obligated to pay any such royalties to the IIA. The total funding received in prior years from the IIA, including interest, as of December 31, 2025 is $772.

b.	On May 30, 2022, the Company entered into a collaboration agreement with SciSparc, a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system. Under the collaboration agreement, the Company will work with SciSparc to develop technology for the treatment of pain, based on SciSparc’s SCI-160 platform and Company’s trap and target (“T&T”) platform technology. In accordance with the collaboration agreement, SciSparc will pay development fees to the Company upon successful completion of clinical trials, of $80 by successful completion of preclinical safety tests, $120 by successful completion of Phase 1 clinical trial, $150 by upon successful completion of Phase 2a clinical trial, $200 upon successful completion of Phase 2b clinical trial, $500 upon successful completion of Phase 3 clinicals, $750 upon approval by the U.S. Food and Drug Administration and $750 upon approval by an EU regulatory body. Additionally, SciSparc will pay royalties of 3.25% on any product sales by SciSparc resulting from the collaboration agreement. No development fees or royalties have been paid as of the date of issuance of these financial statements. On August 13, 2024, with the execution of the license purchase agreement with SciSparc, the collaboration agreement was terminated (see also Note 9d).

c.	On July 18, 2022, the Company signed a collaboration agreement with NurExone Biologic Inc. (“NurExone”) pursuant to which the Company, as part of its R&D activity, will use its T&T platform technology to develop formulations of an intranasal delivery system tailored for NurExone’s drug candidate. In accordance with the collaboration agreement, NurExone will cover the costs of the formulation development in an estimated amount of $220 in three installments based on meeting development milestones, of which $0 were paid in each of the years 2025, 2024 and 2023, respectively. The collaboration agreement further provides that NurExone will pay additional development fees to the Company upon successful completion of clinical trials, of $500 by successful completion of Phase 2 clinical trial, $600 upon successful completion of Phase III clinical trial, $1,125 upon approval by the U.S. Food and Drug Administration and $1,125 upon approval by an EU regulatory body. Additionally, NurExone will pay royalties of 2.25-3.25% depending on volume of sales based on any product sales by NurExone resulting from the collaboration agreement. Manufacturing and marketing rights for formulations developed under the collaboration agreement are exclusive to NurExone. As of the date of these financial statements, no developments fees are due from NurExone.

d.	On August 13, 2024, the Company entered into an agreement with SciSparc for the purchase of an exclusive, worldwide, royalty-bearing license with respect to intellectual property rights associated with SciSparc’s SCI-160 platform, see Note 4.

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	DERIVATIVE WARRANT LIABILITY

On December 15, 2021, the Company and July 2020 investor amended the terms of the warrant issued in July 2020.

On May 7, 2024, the Company and the July 2020 investor signed an amendment to the warrant issued in July 2020 (“New Warrant”) according to which the amended New Warrant will be exercisable, upon successful completion of an initial public offering, into 307 ordinary shares at an exercise price of $6,525 per share. The amendment further includes a customary down round protection feature for the exercise price. The other material terms of the agreement, including the three-year term of the New Warrant, as amended, from the date of completion of an initial public offering, did not change.

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

The following table presents changes in the fair value of the derivative warrant liability recorded in respect of the warrants:

Balance as of January 1, 2023	$398

Changes in fair value	(293)

Balance as of December 31, 2023	$105

Changes in fair value	211

Reclassification to equity	(316)

Balance as of December 31, 2024	$-

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:	DERIVATIVE WARRANT LIABILITY (Cont.)

As part of the Private Placement (see Note 8a(6)), the Company issued 23,611 Series A Warrants and 2,617 Exchange Warrants.

The Series A Warrants and Exchange Warrants terms did not meet the US GAAP criteria for equity classification as the number of ordinary shares to be issued upon exercise of the warrants and the exercise price of such warrants are subject to certain adjustments and certain anti-dilution protection that depend on the then-current share price, subject to a floor price. Accordingly, The Series A Warrants and Exchange Warrants were initially recognized as a liability at fair value. The Series A Warrants and Exchange Warrants were subsequently measured at fair value at each reporting date with changes in fair value recognized as financial income (loss) in the statements of comprehensive loss.

At initial recognition, the Company recorded an amount of $16,388 thousand as warrant liability.

The fair value of the liability in respect to the warrants at their issuance date was determined by using the Binomical model according to a third-party appraiser valuation.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring the fair value of warrants liability are as follows:

	June 30, 2025	March 31, 2025
Number of warrants	$2,888	$141,667
Volatility	132.40%	121.02%
Interest rate	3.71%	3.89%
Term (years)	2.25	2.5
Fair value	$70	$16,388

The following table presents changes in the fair value of the warrant liability recorded in respect of the warrants:

U.S. dollars in thousands

Balance as of December 31, 2024	$-

Initial recognition	16,388
Exercise into ordinary shares	(11,244)
Changes in fair value	(5,144)

Balance as of December 31, 2025	$-

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES

a.	2023 Convertible Notes:

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

On May 12, 2024, pursuant to issuance of the May 2024 funding (see note 8a1), the 2023 Convertible Notes were converted into 132 ordinary shares.

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

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

The following table presents changes in the fair value of the 2023 Convertible Notes:

U.S. dollars in thousands

Balance as of December 31, 2023	200

Changes in fair value	25
Conversion into ordinary shares	(225)

Balance as of December 31, 2024	$-

b.	April 2024 Convertible Loan:

In April 2024, the Company completed a bridge financing by means of issuance of a convertible loan in the amount of $250 (the “April 2024 Convertible Loan”). The convertible loan had a principal amount of $250, a maturity date of April 10, 2026, and bears interest at an annual rate of 4%. On the maturity date, the principal amount and interest accrued thereon are automatically convertible into ordinary shares of the Company based on the price per share actually paid to the Company in the most recent funding prior to the maturity date. If an initial public offering was completed prior to the maturity date, the par value and interest accrued thereon are repayable in cash. Other than the completion of an initial public offering and other than in a liquidation event, the convertible loan may not be repaid in cash.

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

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

The following table presents changes in the fair value of the April 2024 Convertible Loan:

U.S. dollars in thousands

Balance as of December 31, 2023	$-

Proceeds from issuance of Convertible Loan	250
Accrued interest	6
Repayment	(256)

Balance as of December 31, 2024	-

c.	August 2024 Convertible Loan:

On August 13, 2024, the Company completed bridge financing by means of issuance of a convertible loan in the amount of $60. The convertible loan had a par value of $60, a maturity date of August 13, 2026 and bears interest at an annual rate of 4% accrued to maturity. On the maturity date, the par value and interest accrued thereon are automatically convertible into shares of the Company based on the price per share actually paid to the Company in the most recent funding prior to the maturity date. If an IPO is completed prior to the maturity date, the par value and interest accrued thereon are repayable in cash

The Company elected to measure the convertible loan at fair value in accordance with ASC 825-10, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The fair value was determined based on the loan repayment amount in the event an IPO is completed prior to the maturity date and based on the fixed monetary amount of the variable number of ordinary shares to be issued at the maturity date if an IPO is not completed by such date. The fair value measurement was substantially identical under both scenarios. The significant input used in the fair value measurement of the convertible loan is the loan’s principal amount and contractual interest, as these contractual terms determine the variable number of ordinary shares to be issued at maturity and the cash repayment amount in the event an IPO is completed prior to maturity. As the loan’s principal amount and contractual interest are observable inputs, the loan’s fair value is classified as level 2 measurement in accordance with the fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

Following the consummation of Company’s IPO, the bridge loan and the accrued interest were repaid in cash.

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

The following table presents changes in the fair value of the August 2024 Convertible Loan:

U.S. dollars in thousands

Balance as of December 31, 2023	$-

Proceeds from issuance of Convertible Loan	60
Repayment	(60)

Balance as of December 31, 2024	-

d.	2022 Convertible notes:

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

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:	CONVERTIBLE NOTES (Cont.)

As the convertible notes’ par value is an observable input, the convertible notes’ fair value is classified as a level 2 measurement in accordance with fair value hierarchy per ASC 820-10, “Fair Value Measurement”.

On June 6, 2023, the Company entered into a securities purchase agreement with certain shareholders pursuant to which the Company issued 240 ordinary shares for gross proceeds of $407. Following consummation of the securities purchase agreement, the convertible notes were converted into 529 ordinary shares pursuant to their original terms.

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

POLYRIZON LTD.

NOTES TO CONDENSED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:	SEGMENT REPORTING (Cont.)

The table below summarizes the significant expense categories regularly reviewed by the CODM for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025	2024	2023

Research and Development expenses (*)
Payroll and payroll related	$536	$275	$196
Subcontractors and consultants	894	102	52
Other	38	-	1
General and Administrative expenses (*)
Payroll and payroll related	183	152	151
Professional services	2,455	571	107
Facility related and other	533	35	28
Other segment items:
Share-based payments	1,310	51	100
Patent amortization	300	116	-
Finance income, net (see also note 13c)	(2,914)	243	(35)

Net loss	$3,335	$1,545	$600

(*)	Excluding share-based payments, patent amortization expense and finance income, net

NOTE 13:	SELECTED STATEMENTS OF COMPREHENSIVE LOSS DATA

a.	Research and development expenses:

	Year ended December 31,
	2025	2024	2023

Subcontractors and consultants	$894	$102	$52
Patent amortization	300	116	-
Share based payment	365	41	83
Payroll and payroll related	536	275	196
Other	38	-	1

	$2,133	$534	$332

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:	SELECTED STATEMENTS OF COMPREHENSIVE LOSS DATA (Cont.)

b.	General and administrative expenses:

	Year ended December 31,
	2025	2024	2023

Payroll and payroll related	$183	$152	$151
Professional services	2,455	571	107
Share based payment	945	10	17
Business email compromise theft loss (*)	464
Others	69	35	28

	$4,116	$768	$303

(*)	In October 2025, the Company determined that it was the victim of criminal theft known to law enforcement authorities as business e-mail compromise theft which involved employee impersonation and fraudulent requests targeting our Company. The fraud resulted in transfers of funds aggregating $464 to other overseas accounts held by third parties, which couldn’t recover to date. As a result, the Company recorded a charge of $464 in the fourth quarter of 2025. The Company is continuing to pursue the recovery of these funds and is cooperating with U.S. federal and numerous overseas law enforcement authorities who are actively pursuing a multi-agency criminal investigation.

c.	Financial expense (income), net:

	Year ended December 31,
	2025	2024	2023

Exchange rate differences	$(139)	$(4)	$11
Fair value revaluation of investment in shares	(404)	8	17
Fair value revaluation of derivative warrant liability	(5,144)	211	(293)
Fair value revaluation of convertible notes	-	25	228)
PIPE expenses	3,139
Bank fees	4	3	2
Interest income	(370)	-	-

	$(2,914)	$243	$(35)

POLYRIZON LTD.

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:	LOSS PER SHARE

The loss and the weighted average number of ordinary shares used in computing basic and diluted net loss per share is as follows:

	Year ended December 31,
	2025	2024	2023
Numerator:
Net loss	$3,335	$1,545	$600
Interest accrued on preferred shares	-	60	69
Total loss attributed to ordinary shares	3,335	1,605	669

Denominator:
Number of ordinary shares used in computing basic and diluted net loss per share	680,380	1,994	1,354
Net loss per ordinary share, basic and diluted	$4.90	$805.2	$494.4

NOTE 15:	SUBSEQUENT EVENTS

a.	On February 3, 2026, the Company entered into a non-binding memorandum of understanding (the “MOU”) with Arrow Aviation Ltd. (“Arrow Aviation”). Under the terms of the MOU, the Company intends to acquire a 51% stake in Arrow Aviation on a fully diluted basis through a cash investment of NIS 18,000,000 (approximately $5,800). The transaction contemplated under the MOU also includes ancillary arrangements, including: (i) the transfer of a Hawker 800 aircraft valued at $3,500 to Arrow Aviation by a third party, in exchange for a convertible note to be issued by the Company; (ii) issuance of convertible notes by the Company to current Arrow Aviation shareholders, in condition for such shareholders’ irrevocable waiver of payments under shareholder loans or other indebtedness owed by Arrow Aviation to such shareholders; and (iii) a mutual call and put options on the remaining 49% of Arrow Aviation’s shares, exercisable after two years, based on agreed valuation multiples tied to financial metrics.

b.	On February 28, 2026, after the reporting date, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran. In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Subject to the continuation and/or escalation of the Operation, and given its adverse impact on economic conditions in Israel, management expects the Operation to have a negative effect on the Company. Because this is an ongoing event and there is uncertainty regarding its duration, nature, and scope, management is unable to reasonably estimate the extent of the impact at this time.