Form 20-F/A
period 2025-12-31
Polyrizon Ltd.
filed 2026-03-27
CIK 1893645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F (the "Form 20-F/A") amends the annual report on Form 20-F of Polyrizon Ltd. (the "Company") for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission ("SEC") on March 25, 2026 (the "Form 20-F"). This Form 20-F/A is being filed to amend Item 15 of Part II of the Form 20-F to revise management's conclusion with respect to its evaluation of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Item 15 (a) was inadvertently not updated in connection with the filing of the Form 20-F filed on March 25, 2026 (the "Form 20-F").

Other than as set forth herein, this Form 20-F/A speaks as of the original filing date of the Form 20-F on March 25, 2026, and this Form 20-F/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F or reflect any events that have occurred since March 25, 2026.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
1.1	Amended and Restated Articles of Association of Polyrizon Ltd., as currently in effect (filed as Exhibit 99.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on April 17, 2025, and incorporated herein by reference).
2.1**	Description of Securities
4.1	Polyrizon Ltd. Amended and Restated Equity Incentive Plan. (filed as Exhibit 99.1 to our Registration Statement on Form S-8 (File No.: 333-284410) as filed with the Securities and Exchange Commission on January 22, 2025, and incorporated herein by reference).
4.2	Form of Indemnification Agreement (filed as Exhibit 10.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.3	Compensation Policy (filed as Exhibit 10.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.4	Form of Simple Agreement for Future Equity (filed as Exhibit 10.4 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 10, 2022, and incorporated herein by reference).
4.5^	Collaboration Agreement with Nurexone Biologic Inc. (filed as Exhibit 10.5 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.6^	Collaboration Agreement with SciSparc Ltd. (filed as Exhibit 10.6 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on October 6, 2022, and incorporated herein by reference).
4.7	Share Purchase Agreement, dated July 15, 2020, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.7 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.8	First Addendum to Share Purchase Agreement, dated December 15, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.8 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.9	Second Addendum to Share Purchase Agreement, dated December 23, 2021, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.9 to our Registration Statement on Form F-1/(File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.10	Third Addendum to Share Purchase Agreement, dated November 21, 2023, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.10 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.11	Fourth Addendum to Share Purchase Agreement, dated May 7, 2024, with XYLO TECHNOLOGIES LTD. (filed as Exhibit 10.11 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.12	Share Purchase Agreement dated June 20, 2023. (filed as Exhibit 10.12 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.13	Share Purchase Agreement dated December 19, 2023. (filed as Exhibit 10.13 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.14	Share Purchase Agreement dated May 12, 2024. (filed as Exhibit 10.14 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on May 20, 2024, and incorporated herein by reference).
4.15	License Agreement with SciSparc Ltd. (filed as Exhibit 10.15 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.16	Convertible Loan Agreement between Polyrizon Ltd. and Certain Shareholders dated February 4, 2023. (filed as Exhibit 10.16 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.17	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. dated April 10, 2024. (filed as Exhibit 10.17 to our Registration Statement on Form F-1(File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).

4.18	Convertible Loan Agreement between Polyrizon Ltd. and L.I.A Pure Capital Ltd. and Reuven Srugo Construction Company Ltd dated August 13, 2024. (filed as Exhibit 10.18 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.19	Form of Warrant (filed as Exhibit 4.1 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on September 9, 2024, and incorporated herein by reference).
4.20	Form of Pre-Funded Warrant (filed as Exhibit 4.3 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.21	Form of Warrant Agent Agreement (filed as Exhibit 4.2 to our Registration Statement on Form F-1 (File No.: 333-266745) as filed with the Securities and Exchange Commission on August 14, 2024, and incorporated herein by reference).
4.22	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.23	Form of Series A Warrant (incorporated herein by reference to Exhibit 10.2 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.24	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 10.3 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.25	Form of Placement Agent Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.26	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.5 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.27	Form of Exchange Agreement (incorporated herein by reference to Exhibit 10.6 to the registrant’s Report on Form 6-K furnished to the SEC on April 1, 2025)
4.28	Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on December 5, 2025)
11.1**	Insider Trading Policy
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350
15.1**	Consent of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, independent registered public accounting firm
97.1**	Executive Officer Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Previously Filed.

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F/A filed on its behalf.

POLYRIZON LTD.

Date: March 27, 2026	By:	/s/ Tomer Izraeli
Tomer Izraeli
Chief Executive Officer